Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/25/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats EDGA Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/25/16 (MM/DD/YY) Bats EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of April (Month) 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/2019 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/2019

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets, Inc.

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Michael Richter
- Chris Mitchell

Audit Committee

- Michael Richter
- Alan Freudenstein

Nominating and Corporate Governance Committee

- John McCarthy
- Alan Freudenstein

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BZX Exchange, Inc.

1. *Name*: Bats BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee

- Chris Concannon

- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee

- Chris Concannon
- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Business Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- Joseph Mecane
- Scott Wagner

Executive Committee

- Chris Concannon
- Sandy Kemper
- David Roscoe
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon
   - Brian N. Schell

   Current Officers
   - Troy Yeazel (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc.,which is also the Exchange's 100& owner.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC and Bats Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

L. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC currently has no operations, but anticipates registering with the CFTC as a swap execution facility.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Pending.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   None

   Current Officers
   None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

M. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Bats Trading Limited

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - Richard Balarkas
   - Virginie Saade
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   <u>Current Officers</u>

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee

- Richard Balarkas
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee

- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

R. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Fernando Rivera

   Current Officers
   - Chris Concannon (President)
   - David Lichtblau (CEO)
   - Brian N. Schell (EVP, CFO and Treasurer)
   - Bryan Harkins (EVP, Head of U.S. Markets)
   - Chris Isaacson (EVP, Global CIO)
   - Eric Swanson (EVP, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Fernando Rivera (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into Bats Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with Bats Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

U. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

V. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

W. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Routē)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

X. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

Y. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

Z. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets, Inc. (Updated)
- B Bats Global Markets Holdings, Inc.
- C Direct Edge LLC
- D Bats BZX Exchange, Inc.
- E Bats BYX Exchange, Inc.
- F Bats EDGX Exchange, Inc.
- G Bats Trading, Inc.
- H Omicron Acquisition Corp.
- I Bats Hotspot Holdings LLC
- J Bats Hotspot LLC
- K Bats Hotspot Services LLC
- L Bats Hotspot SEF LLC
- M Bats International Holdings Limited
- N Bats Hotspot Europe Limited
- O Bats Hotspot Asia Pte. Ltd.
- P Bats Trading Limited
- Q Chi-X Europe Limited
- R Bats ETF.com, Inc.
- S INDEXPUBS S.A. (Updated)
- T Blue Merger Sub Inc.
- U Delta Merger Sub LLC
- V BATS FX, Inc.
- W Direct Edge ECN LLC
- X Direct Edge Holdings LLC
- Y Omicron Holdings Corp
- Z Omicron Intermediate Holdings Corp.

A Bats Global Markets, Inc.

CERTIFICATE OF INCORPORATION OF BATS HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

Name

FIRST: The name of the Corporation is BATS Holdings, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:32 PM 06/29/2007
FILED 04:30 PM 06/29/2007
SRV 070770025 - 4301463 FILE

Agreement to be entered into by and among the Corporation and the stockholders named therein on or about July 2, 2007 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is an individual, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its

Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the

Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if that Board shall determine that the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this 29th day of June, 2007.

By: [signature]
(Incorporator)

Name: Joseph P. Ratterman

4151 N. MULBERRY DRIVE
SUITE 275
KANSAS CITY, MO 64116



The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

4381465 8100

081183373

AUTHENTICATION: 7016354

DATE: 12-11-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 12/10/2008
FILED 05:07 PM 12/10/2008
SRV 081183373 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware

(b) *Limitation of Liability* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: [signature]
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2010, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4301465 8100

101102293

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8365728

DATE: 11-18-10

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the

CHI2_2441030.1

then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article.* If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(c) *Right to Redeem Shares Purportedly Transferred in Violation of this Article.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (c)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of November, 2010.

By: /s/ Joseph P. Ratterman
Authorized Officer – Chief Executive Officer

Name: Joseph P. Ratterman (Chief Executive Officer)

CH2_2441030.1


Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2011, AT 2:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4381465 8100

110491520

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8738255

DATE: 05-04-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:23 PM 05/04/2011
FILED 02:18 PM 05/04/2011
SRV 110491520 - 4381465 FILE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc. The original Certificate of Incorporation of the Corporation was amended and restated by filing with the Secretary of State of Delaware an Amended and Restated Certificate of Incorporation dated as of November 18, 2010.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation as heretofore amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 24,500,000 are designated as Voting Common Stock ("Voting Common Stock"), and 500,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c) *Conversion of Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted.

(ii) The shares of Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Non-Voting Common Stock, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such

Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability.* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 4th day of May, 2011.

By: ______________________
Authorized Officer

Name: Eric Swanson
Title: Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE GLOBAL MARKETS HOLDINGS, INC.", CHANGING ITS NAME FROM "BLUE GLOBAL MARKETS HOLDINGS, INC." TO "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2014, AT 10:44 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

5368481 8100

140116433

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1102324

DATE: 01-31-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:44 AM 01/31/2014
FILED 10:44 AM 01/31/2014
SRV 140116433 - 5368481 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUE GLOBAL MARKETS HOLDINGS, INC.

Pursuant to the provisions of § 242 and § 245 of the
General Corporation Law of the State of Delaware

FIRST: The present name of the corporation is Blue Global Markets Holdings, Inc. (the "**Corporation**"). The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was August 22, 2013 under the name BATS Global Markets Holdings, Inc.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended in its entirety as set forth in the Amended and Restated Certificate of Incorporation attached as Exhibit A hereto.

THIRD: The Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the sole stockholder in accordance with the provisions of § 228, 242, and 245 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 31st day of January, 2014.

BLUE GLOBAL MARKETS HOLDINGS, INC.

By: ______________________

Name: Joe Ratterman

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2016, AT 8:09 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5368481 8100
SR# 20162418260

Authentication: 202178366
Date: 04-20-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:09 AM 04/20/2016
FILED 08:09 AM 04/20/2016
SR 20162415170 - File Number 5368481

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Bats Global Markets, Inc. (the "**Corporation**"), a corporation organized and existing under the Delaware General Corporation Law, as amended ("**Delaware Law**"), does hereby certify as follows:

1. The name of the Corporation is Bats Global Markets, Inc. The Corporation was originally incorporated under the name BATS Global Markets Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of the State of Delaware on August 22, 2013.

2. This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation (the "**Board of Directors**") and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the of the DGCL.

3. This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended and supplemented.

4. The Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

Name

FIRST: The name of the corporation is Bats Global Markets, Inc.

Registered Office

SECOND: The initial address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The initial name of its registered agent at such address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

Capital Stock

FOURTH:

(a) *Authorized Shares.*

(i) The total number of shares of stock that the Corporation shall have authority to issue is 150 million shares, consisting of 125 million shares of voting common stock, par value $0.01 per share (the "**Voting Common Stock**"), 10 million shares of non-voting common stock, par value $0.01 per share (the "**Non-Voting Common Stock**," together with the Voting Common Stock, the "**Common Stock**") and 15 million shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**"), the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(ii) The board of directors of the Corporation (the "**Board of Directors**") is hereby empowered, without any action or vote by the Corporation's stockholders (except as may otherwise be provided by the terms or any class or series of Preferred Stock then outstanding) to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock by filing a certificate pursuant to Delaware Law (a "**Certificate of Designation**") and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(b) *Reclassification*. At the time that this Certificate of Incorporation becomes effective under Delaware Law (the "**Effective Time**"):

(i) each share of Class A Non-Voting Common Stock, par value $0.01 per share, which was designated as Class A Non-Voting Common Stock in the Amended and Restated Certificate of Incorporation of the Corporation dated as of January 31, 2014 (the "**2014 Certificate**"), and was authorized, issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any stockholder, be converted into one share of Voting Common Stock pursuant to the terms of the 2014 Certificate; and

(ii) each share of Class B Non-Voting Common Stock, par value $0.01 per share, which was designated as Class B Non-Voting Common Stock in the 2014 Certificate, and was authorized, issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any stockholder, be reclassified as one share of Non-Voting Common Stock.

(c) *Voting Rights*. Each holder of Voting Common Stock, as such, shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and the shares of Non-Voting Common Stock shall be non-voting; *provided, however*, that:

(i) except as otherwise required by Delaware Law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding class or series of Preferred Stock if the holders of such affected class or series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Preferred Stock) or pursuant to Delaware Law; and

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation (the "**Bylaws**") so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(d) *Conversion of Non-Voting Common Stock.*

(i) The shares of Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "**Qualified Transfer**" shall mean a sale or other transfer of Non-Voting Common Stock by a holder of such shares: (A) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (B) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Non-Voting Common Stock upon such transfer pursuant to this Article Fourth) of the Corporation, (C) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Non-Voting Common Stock or (D) to the Corporation. As used in this subparagraph (d)(i) of this Article Fourth, the term "**Affiliate**" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "**control**" (including, with correlative meanings, the terms "**controlled by**" and "**under common control with**") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Non-Voting Common Stock, stating that such holder desires to convert the shares of Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by Delaware Law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article Fifth:

(i) The term "**Person**" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "**Related Persons**" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "**Act**")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "**Commission**") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "**Exchange**" and any such Person, an "**Exchange Member**"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such

Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations.*

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) no Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) no Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock).

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board of Directors shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices.*

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Fifth shall update such notice promptly after any change in the contents of that notice; *provided* that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Fifth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Fifth as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Fifth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Fifth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of shares that would violate the provisions of this Article Fifth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article Fifth.* If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares (such fair market being determined as the volume-weighted average price per share of the Common Stock during the five (5) business days immediately preceding the date of such redemption). Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH:

(a) *Power and Authority.* The business and affairs of the Corporation shall be managed by or under the Board of Directors. In addition to the powers and authority expressly conferred by Delaware Law, this Certificate of Incorporation or the Bylaws, the Board of Directors is hereby empowered to exercise all such powers and to do all such acts and things as may be exercised or done by the Corporation.

(b) *Number of Directors.* The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors.

(c) *Election of Directors.* (i) The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; *provided* that directors initially designated as Class I directors shall serve for a term ending on the date of the 2017 annual meeting, directors initially designated as Class II directors shall serve for a term ending on the 2018 annual meeting, and directors initially designated as Class III directors shall serve for a term ending on the date of the 2019 annual meeting. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until the earlier of such director's death, resignation or removal. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

(ii) The names and mailing addresses of the persons who are to serve initially as directors of each Class are:

	Name	Mailing Address
Class I	Jamil Nazarali, Frank Reardon and Michael Richter	8050 Marshall Drive Lenexa, KS 66214
Class II	Chris Concannon, Alan Freudenstein and Robert Jones	8050 Marshall Drive Lenexa, KS 66214
Class III	John McCarthy, Chris Mitchell and Joe Ratterman	8050 Marshall Drive Lenexa, KS 66214

(d) *No Cumulative Voting; No Written Ballot.* There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(e) *Removal of Directors.* The Board of Directors or any individual director may be removed from office in accordance with the Bylaws.

(f) *Directors Elected by Preferred Stockholders.* Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors, and such directors so elected shall not be subject to the provisions of this Article Sixth unless otherwise provided therein.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal the Bylaws. The Bylaws may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Bylaws must be made in accordance with procedures set out in the Bylaws.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification.* The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware Law; *provided, however,* that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under Delaware Law.

(b) *Limitation of Liability.* To the fullest extent not prohibited by Delaware Law, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Meetings of Stockholders

TENTH:

(a) *Annual Meetings.* An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.

(b) *Special Meetings.* Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article Fourth(a)(ii) hereto, special meetings of holders of such Preferred Stock.

(c) *No Action by Written Consent.* Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article Fourth(c)(i) hereto for such class or series of Non-Voting Common Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article Tenth and may not be taken by written consent of stockholders without a meeting.

Forum Selection

ELEVENTH: The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware Law or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eleventh.

Compromise or Other Arrangement

TWELFTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of Delaware Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of Delaware Law, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Section 203

THIRTEENTH: The Corporation shall be governed by Section 203 of Delaware Law.

Amendment of Certificate of Incorporation

FOURTEENTH:

(a) The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (*provided, however*, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles Fourth(c) and (d), Fifth through Thirteenth or this Article Fourteenth may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles Fourth(c) and (d), Fifth, Sixth through Thirteenth or this Article Fourteenth, unless such action is approved by the affirmative vote of the holders of not less than 66⅔% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

(b) For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the board of directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to this Certificate of Incorporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this 20th day of April, 2016.

/s/ Eric Swanson
Eric Swanson
Executive Vice President, General
Counsel and Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2016, AT 8:12 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

5368481 8100
SR# 20162415171

Authentication: 202178349
Date: 04-20-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:12 AM 04/20/2016
FILED 08:12 AM 04/20/2016
SR 20162415171 - File Number 5368481

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Bats Global Markets, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

First. The Corporation was originally incorporated under the name BATS Global Markets Holdings, Inc., and its original certificate of incorporation was filed with the Secretary of State of the State of Delaware (the "**Secretary of State**") on August 22, 2013.

Second. That the Board of Directors of said Corporation, duly adopted resolutions proposing and declaring advisable the following amendment of the Amended and Restated Certificate of Incorporation of said Corporation (the "**Certificate**") and seeking the consent of the stockholders of said Corporation to said amendment. The resolutions setting forth the proposed amendment are as follows:

THEREFORE, BE IT RESOLVED, that the Certificate be amended by amending and restating paragraph (a) of Article Fourth as follows:

"(a) *Authorized Shares*.

(i) The total number of shares of stock that the Corporation shall have authority to issue is 435 million shares, consisting of 362.5 million shares of voting common stock, par value $0.01 per share (the "**Voting Common Stock**"), 29 million shares of non-voting common stock, par value $0.01 per share (the "**Non-Voting Common Stock**" and, together with the Voting Common Stock, the "**Common Stock**") and 43.5 million shares of Preferred Stock, par value $0.01 per share (the "**Preferred Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock and Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**"), the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation."

THEREFORE, BE IT RESOLVED, that the Certificate be amended by amending Article FOURTH by adding the following:

"(e) *Stock Split*.

(i) Effective upon the filing of this certificate of amendment with the Secretary of State, each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action on the part of the holders thereof be subdivided into 2.91 shares of Common Stock (the "**Stock Split**"). The par value of the Common Stock shall remain $0.01 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock outstanding as of the date of the Stock Split as determined by the Board of Directors.

(ii) All certificates representing shares of Common Stock outstanding immediately prior to the filing of this certificate of amendment shall immediately after the filing of this certificate of amendment represent instead the number of shares of Common Stock as adjusted to give effect to the Stock Split as set forth in this Article FOURTH, paragraph (e)."

Third. That the aforesaid amendment has been approved and authorized by the holders of the outstanding stock entitled to vote thereon in accordance with the provisions of Section 228 of the DGCL.

Fourth. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the DGCL.

Fifth. That the aforesaid amendment shall be executed, filed and recorded in accordance with Section 103 of the DGCL.

Sixth. Any time prior to the effectiveness of the filing of the aforesaid amendment with the Secretary of State, notwithstanding authorization of the proposed amendment by the stockholders of the corporation, the Board of Directors may abandon such proposed amendment without further action by the stockholders.

[Signature Page Follows]

IN WITNESS WHEREOF, BATS Global Markets, Inc. has caused this Certificate of Amendment to be signed by an authorized officer thereof, this 20th day of April, 2016.

Bats Global Markets, Inc.,
a Delaware corporation

By: /s/ Chris Concannon
Name: Chris Concannon
Title: President and Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 75,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 55,000,000 are designated as Voting Common Stock ("Voting Common Stock"), 10,000,000 are designated as Class A Non-Voting Common Stock ("Class A Non-Voting Common Stock"), and 10,000,000 are designated as Class B Non-Voting Common Stock ("Class B Non-Voting Common Stock" and, together with the Class A Non-Voting Common Stock, "Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Certificate of Incorporation, the Voting Common Stock, Class A Non-Voting Common Stock and Class B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Class A Non-Voting Common Stock.* Except as otherwise required by law, shares of Class A Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class A Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class A Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class A Non-Voting Common Stock at a meeting of the holders of Class A Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class B Non-Voting Common Stock) the preferences, rights or powers of the Class A Non-Voting Common Stock.

(iii) *Class B Non-Voting Common Stock.* Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Class B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Non-Voting Common Stock at a meeting of the holders of Class B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock or the Class A Non-Voting Common Stock) the preferences, rights or powers of the Class B Non-Voting Common Stock.

(c) *Conversion of Class A Non-Voting Common Stock.*

(i) Upon a transfer by any holder of any issued and outstanding shares of Class A Non-Voting Common Stock to a person other than any Related Person of such holder or upon any other Non-Voting ISE Conversion Event (as defined in the Investor Rights Agreement), the shares of Class A Non-Voting Common Stock so transferred (or all shares in connection with a termination of the Investor Rights Agreement) shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer. Upon surrender of the certificate or certificates representing the shares so transferred and converted the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Voting Common Stock into which such transferred shares of Class A Non-Voting Common Stock have been converted.

(ii) The shares of Class A Non-Voting Common Stock shall be convertible into shares of Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Class A Non-Voting Common Stock, together with written notice by the holder of such Class A Non-Voting Common Stock, stating that such holder desires to convert the shares of Class A Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon such conversion, and the Corporation will deliver to the converting holder a certificate representing any Class A Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

(d) *Conversion of Class B Non-Voting Common Stock.*

(i) The shares of Class B Non-Voting Common Stock shall only be convertible, on a one-for-one basis, into shares of Voting Common Stock following a Qualified Transfer (as defined below). The term "Qualified Transfer" shall mean a sale or other transfer of Class B Non-Voting Common Stock by a holder of such shares: (a) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended, (b) in a private sale or transfer in which the relevant transferee (together with its Affiliates and other transferees acting in concert with it) acquires no more than 2% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3) and determined by giving effect to any such permitted conversion of transferred shares of Class B Non-Voting Common Stock upon such transfer pursuant to this Article FOURTH) of the Corporation, (c) to a transferee that (together with its Affiliates and other transferees acting in concert with it) owns or controls more than 50% of any class of voting shares (as defined in 12 C.F.R. § 225.2(q)(3)) of the Corporation without regard to any transfer of shares from the transferring holder of shares of Class B Non-Voting Common Stock or (d) to the Corporation. As used in this subparagraph (d)(i) of this Article FOURTH, the term "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") has the meaning set forth in 12 C.F.R. § 225.2(e)(1).

(ii) Following a Qualified Transfer, a holder of such transferred shares of Class B Non-Voting Common Stock may surrender to the Corporation the certificate or certificates representing the Class B Non-Voting Common Stock, and any evidence of the Qualified Transfer as the Corporation may reasonably request, together with written notice by the holder of such Class B Non-Voting Common Stock, stating that such holder desires to convert the shares of Class B Non-Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Voting Common Stock are to be issued and include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, certificates and evidence of a Qualified Transfer as it may reasonably request, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Voting Common Stock issuable upon conversion, and the Corporation will deliver to the converting holder a certificate representing any Class B Non-Voting Common Stock shares which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Except as otherwise provided herein, such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the Bylaws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on or about the date hereof, (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Act with the Securities and Exchange Commission (the "Commission") that is a direct or indirect subsidiary of the Corporation (hereinafter, any such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the Bylaws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

Bylaws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal Bylaws of the Corporation. The Bylaws of the Corporation may also be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. All amendments to the Corporation's Bylaws must be made in accordance with procedures set out in the Bylaws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of January 31, 2014

TABLE OF CONTENTS

PAGE

ARTICLE I OFFICES 1

ARTICLE II STOCKHOLDERS MEETINGS 1

SECTION 2.01. PLACE OF MEETINGS 1
SECTION 2.02. ANNUAL MEETING 1
SECTION 2.03. SPECIAL MEETINGS 3
SECTION 2.04. NOTICE OF MEETINGS 3
SECTION 2.05. QUORUM 4
SECTION 2.06. ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS 4
SECTION 2.07. VOTING RIGHTS 4
SECTION 2.08. JOINT OWNERS OF STOCK 5
SECTION 2.09. LIST OF STOCKHOLDERS 5
SECTION 2.10. ACTION WITHOUT MEETING 5
SECTION 2.11. ORGANIZATION 6

ARTICLE III DIRECTORS 7

SECTION 3.01. NUMBER AND TERM OF OFFICE 7
SECTION 3.02. POWERS 7
SECTION 3.03. VACANCIES 7
SECTION 3.04. RESIGNATION 7
SECTION 3.05. REMOVAL 7
SECTION 3.06. MEETINGS 8
SECTION 3.07. QUORUM AND VOTING 9
SECTION 3.08. ACTION WITHOUT MEETING 9
SECTION 3.09. FEES AND COMPENSATION 9
SECTION 3.10. COMMITTEES 9
SECTION 3.11. ORGANIZATION 11

ARTICLE IV OFFICERS 11

SECTION 4.01. OFFICERS DESIGNATED 11
SECTION 4.02. TENURE AND DUTIES OF OFFICERS 11
SECTION 4.03. DELEGATION OF AUTHORITY 13
SECTION 4.04. RESIGNATIONS 13
SECTION 4.05. REMOVAL 13

ARTICLE V EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION 13

SECTION 5.01. EXECUTION OF CORPORATE INSTRUMENTS 13
SECTION 5.02. VOTING OF SECURITIES OWNED BY THE CORPORATION 14

ARTICLE VI SHARES OF STOCK 14

SECTION 6.01. FORM AND EXECUTION OF CERTIFICATES.....14
SECTION 6.02. LOST CERTIFICATES.....15
SECTION 6.03. TRANSFERS.....15
SECTION 6.04. FIXING RECORD DATES.....15
SECTION 6.05. REGISTERED STOCKHOLDERS.....16

ARTICLE VII OTHER SECURITIES OF THE CORPORATION.....17

ARTICLE VIII DIVIDENDS.....17

SECTION 8.01. DECLARATION OF DIVIDENDS.....17
SECTION 8.02. DIVIDEND RESERVE.....17

ARTICLE IX FISCAL YEAR.....18

ARTICLE X INDEMNIFICATION.....18

SECTION 10.01. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS.....18
SECTION 10.02. CORPORATION NOT LIABLE.....20

ARTICLE XI NOTICES.....21

SECTION 11.01. NOTICES.....21

ARTICLE XII AMENDMENTS.....22

ARTICLE XIII LOANS TO OFFICERS.....23

ARTICLE XIV SRO FUNCTIONS OF EXCHANGES.....23

SECTION 14.01. NON-INTERFERENCE.....23
SECTION 14.02. CONFIDENTIALITY.....23
SECTION 14.03. BOOKS AND RECORDS, ETC.....23
SECTION 14.04. COMPLIANCE WITH SECURITIES LAWS; COOPERATION WITH THE SECURITIES AND EXCHANGE COMMISSION.....24
SECTION 14.05. CONSENT TO JURISDICTION.....24
SECTION 14.06. CONSENT TO APPLICATION.....24

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Dated as of April 20, 2016

TABLE OF CONTENTS

PAGE

Article I OFFICES 1

Section 1.01. Registered Office 1
Section 1.02. Other Offices 1

Article II STOCKHOLDERS MEETINGS 1

Section 2.01. Place of Meetings 1
Section 2.02. Annual Meeting 1
Section 2.03. Special Meetings 4
Section 2.04. Notice of Meetings 5
Section 2.05. Quorum; Vote Requirements 5
Section 2.06. Adjournment and Notice of Adjourned Meetings 5
Section 2.07. Voting Rights 6
Section 2.08. Joint Owners of Stock 6
Section 2.09. List of Stockholders 6
Section 2.10. Action Without Meeting 7
Section 2.11. Organization 7

Article III DIRECTORS 7

Section 3.01. Number and Term of Office 7
Section 3.02. Powers 8
Section 3.03. Vacancies 8
Section 3.04. Resignation 8
Section 3.05. Removal 8
Section 3.06. Meetings 8
Section 3.07. Quorum and Voting 9
Section 3.08. Action Without Meeting 10
Section 3.09. Fees and Compensation 10
Section 3.10. Committees 10
Section 3.11. Organization 11
Section 3.12. Preferred Stock Directors 11

Article IV OFFICERS 11

Section 4.01. Officers Designated 11
Section 4.02. Tenure and Duties of Officers 12
Section 4.03. Delegation of Authority 13
Section 4.04. Resignations 13
Section 4.05. Removal 13

Article V EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION 14

Section 5.01. Execution of Corporate Instruments....14
Section 5.02. Voting of Securities Owned by the Corporation....14

Article VI SHARES OF STOCK....15

Section 6.01. Form and Execution of Certificates....15
Section 6.02. Lost Certificates....15
Section 6.03. Transfers....16
Section 6.04. Fixing Record Dates....16
Section 6.05. Registered Stockholders....17

Article VII OTHER SECURITIES OF THE CORPORATION....17

Article VIII DIVIDENDS....17

Section 8.01. Declaration of Dividends....17
Section 8.02. Dividend Reserve....18

Article IX FISCAL YEAR....18

Article X NOTICES....18

Section 10.01. Notices....18

Article XI AMENDMENTS....19

Article XII SRO FUNCTIONS OF EXCHANGES....20

Section 12.01. Non-Interference....20
Section 12.02. Confidentiality....20
Section 12.03. Books and Records, etc....20
Section 12.04. Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission....21
Section 12.05. Consent to Jurisdiction....21
Section 12.06. Consent to Application....21

AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

Section 1.01. Registered Office. The registered office of Bats Global Markets, Inc. (the "**Corporation**") in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801, or at such other location within the State of Delaware as the board of directors of the Corporation (the "**Board of Directors**") may from time to time designate. The name of its registered agent at such address is The Corporation Trust Company.

Section 1.02. Other Offices. The Corporation may have such other office or offices, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01. Place of Meetings. Meetings of the stockholders of the Corporation (the "**Stockholders**") shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02. Annual Meeting.

(a) An annual meeting of Stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date and at such time as the Board of Directors shall determine.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (the "**Secretary**"). To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth (120th) day or earlier than the close of business on the one hundred and fiftieth (150th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these bylaws of the Corporation (the "**Bylaws**") the language of the proposed amendment), and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, and the beneficial owner, if any, on whose behalf the proposal is being made, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder or such beneficial owner in such business, (v) a description of all arrangements or understandings between the Stockholder and any other person or persons (naming such person or persons) pursuant to which the proposal is to be made by the Stockholder, (vi) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner with respect to the Corporation's securities, (vii) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (B) otherwise to solicit proxies from Stockholders in support of such proposal, (viii) any other information that would be required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), in his or her capacity as a proponent of a Stockholder proposal and (ix) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for Stockholder action. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the provisions of this paragraph (b), and, if he or she should so determine, he or she shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this paragraph (c) of Section 2.02 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, (E) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner or any such nominee with respect to the Corporation's securities, (F) a representation that the Stockholder is a Stockholder of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, (G) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to elect each such nominee and/or (b) otherwise to solicit proxies from Stockholders in support of such nomination and (H) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to the Stockholder giving notice, and the beneficial owner, if any, on whose behalf the notice was given, the information required to be provided by a Stockholder proposing business pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he or she should so determine, he or she shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) Notwithstanding the foregoing provisions of Section 2.02(b) and Section 2.02(c), unless otherwise required by law, if a Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of paragraph (d) of this Section 2.02, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(e) Without limiting the foregoing provisions of this Section 2.02, a Stockholder shall also comply with all applicable requirements of the 1934 Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.02; *provided, however*, that any references in these Bylaws to the 1934 Act or such rules and regulations are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.02, and compliance with this Section 2.02 shall be the exclusive means for a Stockholder to make nominations or submit other business (other than as provided in paragraph (f) of this Section 2.02).

(f) Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to paragraph (b) of Section 2.02 shall be deemed satisfied by a Stockholder if such Stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the 1934 Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of Stockholders.

Section 2.03. Special Meetings. Special meetings of the Stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock, as defined in the Corporation's certificate of incorporation, as may be amended from time to time (the "**Certificate of Incorporation**"), shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board of Directors pursuant to the Certificate of Incorporation, special meetings of holders of such Preferred Stock.

Section 2.04. Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his or her attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05. Quorum; Vote Requirements. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the voting power of all the then-outstanding shares of stock entitled to vote at a meeting of Stockholders shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast at any meeting at which a quorum is present shall be valid and binding upon the Corporation; *provided, however*, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**") or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality of the votes of the shares present in person or represented by proxy, in the case of the election of directors) of the votes present in person or represented by proxy, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series. Abstentions and broker non-votes shall not be counted as votes cast.

Section 2.06. Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time by the

Board of Directors or the chairman of the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07. Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04, shall be entitled to vote at any meeting of Stockholders. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights, except where such shares are held in a fiduciary capacity by the Corporation. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware Law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of Delaware Law. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of clause (c) above shall be a majority or even split in interest.

Section 2.09. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10. Action Without Meeting. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the certificate of designations for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of Stockholders may be taken only upon the vote of Stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of Stockholders without a meeting.

Section 2.11. Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority of the voting power of the then-outstanding shares entitled to vote at a meeting of the Stockholders, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01. Number and Term of Office. The Board of Directors shall consist of one or more directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Board of Directors. As set forth in Article Sixth(c) of the Certificate of Incorporation, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of Stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until the earlier of such director's death, resignation or removal. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02. Powers. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

Section 3.03. Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by Delaware Law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Section 3.04. Resignation. Any director may resign at any time by delivering his or her written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors.

Section 3.05. Removal. No director may be removed from office by the Stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all then-outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Section 3.06. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had been brought at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however*, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote is required by Delaware Law, the Certificate of Incorporation or these Bylaws.

Section 3.08. Action Without Meeting. Unless otherwise restricted by Delaware Law, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.09. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10. Committees. (a) The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the Stockholders, any action or matter expressly required by Delaware Law to be submitted to the Stockholders for approval or (ii) adopting, amending or repealing these Bylaws.

(b) Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of paragraph (a) of this Section 3.10, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member, and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(c) Unless the Board of Directors shall otherwise provide, regular meetings of any committee appointed pursuant to this Section 3.10(c) shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.11. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

Section 3.12. Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors ("**Preferred Stock Directors**"), the election, term of office, filling of vacancies, removal and other features of such preferred stock directorships shall be governed by the terms of the applicable provisions of the Certificate of Incorporation, and the provisions of this Article III regarding such matters shall not be applicable to Preferred Stock Directors unless otherwise expressly provided therein.

ARTICLE IV
OFFICERS

Section 4.01. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, and the Controller, all of whom shall be elected at the annual meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02. Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and affairs of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (b).

(c) **Duties of President.** The President shall be a senior executive officer of the Corporation and shall perform such duties and have such powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. In the absence or disability of the Chief Executive Officer, or if there is no Chief Executive Officer, the President shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in paragraph (b) of this Section 4.02.

(d) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(e) **Duties of Secretary**. The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given to him or her in these Bylaws and other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 4.03. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the Chief Executive Officer, the President, or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02. Voting of Securities Owned by the Corporation. Unless otherwise instructed by the Board of Directors, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of Stockholders, members, partners or equity holders of any corporation, limited liability company, partnership or any other entity in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

ARTICLE VI
SHARES OF STOCK

Section 6.01. Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, *provided* that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares or a combination of certificated and uncertificated shares. Any such resolution that the shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise provided by Delaware Law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued with the same effect as if he, she or it were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by Delaware Law, set forth on the face or back a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.01 or otherwise required by Delaware Law or pursuant to this Section 6.01 a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. The Corporation shall not have power to issue a certificate in bearer form.

Section 6.02. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require or to give the Corporation and/or transfer agent and/or registrar a surety bond in such form and amount as it may direct as indemnity against any claim that may be made with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.03. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by Delaware Law.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

(d) The Board of Directors shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed.

Section 6.04. Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided* that the Board of Directors may in its discretion or as required by Delaware Law fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for Stockholders entitled to notice of such adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by Delaware Law.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however*, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to Delaware Law at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
NOTICES

Section 10.01. Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to the Stockholder's last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in paragraph (a), or by facsimile, telex, telegram or electronic mail, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be *prima facie* evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at the time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent to such Stockholder or director in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of Delaware Law or of the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of Delaware Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of Delaware Law or the Certificate of Incorporation or these Bylaws, to any Stockholder to whom (i) notice of two (2) consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two (2), payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed to such person at such person's address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth such person's then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of Delaware Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph (h).

ARTICLE XI
AMENDMENTS

These Bylaws or any of them, may be altered, amended or repealed, or new Bylaws may be made, by the Stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors. Unless a higher percentage is required by the Certificate of Incorporation as to any matter that is the subject of these Bylaws, all such amendments must be approved by the affirmative vote of the holders of not less than 66⅔% of the voting power of all the then-outstanding shares of stock entitled to vote at a meeting of Stockholders, voting together as a single class, or by a majority of the Board of Directors. For so long as the Corporation shall control, directly or indirectly, a national securities exchange (an "**Exchange**") registered under Section 6 of the 1934 Act with the Securities and Exchange Commission (the "**Commission**"), before any amendment to or repeal of any provision of these Bylaws shall be effective, those changes shall be submitted to the board of directors of each Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XII
SRO FUNCTIONS OF EXCHANGES

Section 12.01. Non-Interference. For so long as the Corporation shall, directly or indirectly, control an Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past Stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 12.01.

Section 12.02. Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records shall not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof, and shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 12.03. Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, *provided* that such books and records are related to the operation or administration of the Exchange.

Section 12.04. Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past Stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 12.04.

Section 12.05. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 12.06. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XII, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "Agreement") is made and entered into effective as of the 31 day of January, 2014, by and among BATS Global Markets, Inc. (f/k/a BATS Global Markets Holdings, Inc., a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 23, 2013, as amended, among the Company, BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), a Delaware corporation ("BATS"), Direct Edge Holdings LLC, a Delaware limited liability company ("Direct Edge"), Blue Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Blue Merger Sub"), and Delta Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Delta Merger Sub"), (i) Blue Merger Sub merged with and into BATS, with BATS as the surviving corporation, (ii) Delta Merger Sub merged with and into Direct Edge, with Direct Edge as the surviving limited liability company, (iii) the stockholders of BATS exchanged their respective shares of BATS common stock for shares of the Company's Common Stock and (iv) the members of Direct Edge exchanged their respective units of limited liability company interest of Direct Edge for shares of the Company's Common Stock (the foregoing, collectively, the "Transaction");

WHEREAS, in connection with the acquisition of Common Stock by the parties hereto pursuant to the Transaction, the parties desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement);

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a specified Person shall mean any other Person that controls, is controlled by or is under common control with such specified Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role; provided that Lime Brokerage Holdings LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" shall mean the Board of Directors of the Company.

"Charter" shall mean the Company's Certificate of Incorporation, as may be amended from time to time.

"Class A Non-Voting Common Stock" shall mean the Company's class A non-voting common stock, par value $0.01 per share.

"Class B Non-Voting Common Stock" shall mean the Company's class B non-voting common stock, par value $0.01 per share.

"Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" shall mean, collectively, Voting Common Stock and Non-Voting Common Stock.

"Common Holder" shall mean a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" shall mean any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Founder" shall mean, together with its Affiliates, each of the following Stockholders: (i) Citigroup Financial Products, Inc.; (ii) Credit Suisse First Boston Next Fund, Inc.; (iii) DB Investment Partners, Inc.; (iv) GETCO Investments, LLC; (v) Instinet Holdings Incorporated; (vi) LabMorgan Investment Corporation; (vii) [Intentionally Omitted]; (viii) Lime Brokerage Holdings LLC; (ix) ML IBK Positions, Inc.; (x) Strategic Investments I, Inc.; (xi) Tradebot Ventures Fund I, LLC; (xii) WEDBUSH, Inc.; (xiii) The Goldman Sachs Group, Inc.; and (xiv) Citadel Securities LLC, provided that such Stockholder, together with its Affiliates, continues to own 1% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(i).

"Fully Diluted Basis" shall be calculated on the basis of all outstanding shares of Common Stock, including shares of Restricted Stock, and assuming full conversion and exercise of all Derivative Securities; provided, however, that shares of Restricted Stock shall not be taken into account in calculating a "Fully Diluted Basis" for purposes of Section 3 hereof.

"Investor" shall mean a Founder, a Non-Founder or ISE Stockholder, as applicable.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"ISE Stockholder" shall mean International Securities Exchange Holdings, Inc., together with its Affiliates.

"New Equity Plan" shall mean the BATS Global Markets, Inc. 2014 Equity Incentive Plan, as may be amended from time to time, pursuant to which the Company is authorized to grant shares of Restricted Stock (as defined below) to select employees, officers, directors and consultants of the Company and its Affiliates.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Non-Founder" shall mean, together with its Affiliates, a Stockholder (other than a Founder or ISE Stockholder (except as provided in Section 2.2(i)) initially owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis, provided that the Stockholder, together with its Affiliates, continues to own 3% or more of the outstanding Common Stock on a Fully Diluted Basis.

"Non-Founder Director" shall have the meaning ascribed thereto in Section 4.1(b)(ii).

"Non-ISE Non-Voting Stockholder" shall have the meaning ascribed thereto in Section 2.2(i).

"Non-Voting Common Stock" shall mean the Company's Class A Non-Voting Common Stock and the Company's Class B Non-Voting Common Stock.

"Non-Voting ISE Conversion Event" shall have the meaning ascribed thereto in Section 2.2(i).

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Observer" shall have the meaning ascribed thereto in Section 4.2(c).

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Voting Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.13 hereof; provided, however, that Restricted Stock shall not be considered Registrable Securities for purposes of this Agreement.

"Registration Expenses" shall mean the expenses so described in Section 6.8.

"Restricted Stock" shall mean shares of Common Stock that are granted pursuant to the New Equity Plan or any successor or replacement thereto and that are subject to a substantial risk of forfeiture and transfer restrictions or are otherwise substantially nonvested.

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any Derivative Securities (which Derivative Securities shall be deemed to be that number of outstanding shares of Common Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

"Voting Common Stock" shall mean the Company's voting common stock, par value $0.01 per share.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. All Transfers in violation of this Agreement shall be void. In addition to any other legal or equitable remedies the Company or the non-transferring Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company shall refuse to recognize any purported transferee as a Stockholder and shall continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the forms of Exhibit I and II hereto being forms acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders, which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors' acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (or such later date not to exceed sixty (60) additional days to obtain regulatory approvals) (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date (and the failure to close by such date is not due to the Selling Stockholder), the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; and (Z) Transfers by the Stockholder to a corporation or limited liability company, 100% of the securities of which are solely owned by such Stockholder; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee, director or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon execution of an Instrument of Adherence, the Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee at the transferring Stockholder's cost and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

(g) Restricted Stock. Notwithstanding anything to the contrary contained herein, shares of Restricted Stock shall not be subject to Transfer under this Section 2.2 and shall not be included in Offered Shares; provided, however, that shares of Restricted Stock may be subject to Transfer pursuant to Sections 2.2(f)(i) and 2.2(f)(ii) so long as the Restricted Stock remains subject to a substantial risk of forfeiture in the hands of a Permitted Transferee as if, and to the extent that, the Restricted Stock would be subject to a substantial risk of forfeiture if it had remained in the hands of the Stockholder.

(h) ISE Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if the ISE Stockholder purchases and acquires any Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or Class B Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Class A Non-Voting Common Stock. In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Class A Non-Voting Common Stock to ISE Stockholder.

(i) Non-ISE Non-Voting Stockholder Purchases. Notwithstanding anything to the contrary contained herein, if any holder of Non-Voting Common Stock other than the ISE Stockholder (a "Non-ISE Non-Voting Stockholder") purchases and acquires any

Offered Shares pursuant to the rights of first refusal granted to the Investors pursuant to this Section 2, to the extent such Offered Shares are shares of Voting Common Stock or, in the case of a holder of Class B Non-Voting Common Stock, Class A Non-Voting Common Stock, such Offered Shares shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to shares of Non-Voting Common Stock (of the class and type held by such Non-ISE Non-Voting Stockholder or if such Non-ISE Non-Voting Stockholder holds both Class A Non-Voting Common Stock and Class B Non-Voting Common Stock, a combination of such classes of Non-Voting Common Stock as is proportionate to the classes of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder). In connection with such conversion, the transferor shall surrender such Offered Shares to the Company and the Company shall issue shares of Non-Voting Common Stock (of the class and type to be received by such Non-ISE Non-Voting Stockholder) to such Non-ISE Non-Voting Stockholder.

(j) Non-Voting ISE Conversion Event. (i) Upon termination of this Agreement, (ii) if ISE Stockholder Transfers any shares of Class A Non-Voting Common Stock to a Person other than any Related Person (as defined in the Charter) of ISE Stockholder or (iii) if ISE Stockholder includes any shares of Class A Non-Voting Common Stock in any public offering of stock of the Company (each, a "Non-Voting ISE Conversion Event"), then such shares (or all shares if upon termination of this Agreement) of Class A Non-Voting Common Stock shall be converted automatically (with no further action required by the Company, the Board, any Stockholder or any Person) to the same number of shares of Voting Common Stock. In the case of a Transfer described in clause (ii) above, the transferee shall be eligible to be deemed a "Non-Founder" for purposes of this Agreement in accordance with the definition thereof. ISE Stockholder and the Company shall take all such action in connection with such conversion as contemplated by the Charter. ISE Stockholder agrees that the shares of Class A Non-Voting Common Stock held by ISE Stockholder shall only be convertible to shares of Voting Common Stock in the circumstances provided in this Section 2.2(j), and any other purported conversion of such shares shall be void.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or other consideration and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to Transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such Transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder calculated on a Fully Diluted Basis and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction in compliance herewith without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

(d) Restricted Stock. Notwithstanding anything to the contrary contained herein, a Stockholder who only holds shares of Restricted Stock shall not be eligible to participate in any sales as described in this Section 3.

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than fifteen (15), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Founder, together with its Affiliates, owning 3% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Founder and its Affiliates (in each case, for so long as the Founder remains a Founder) (the "Founder Directors");

(ii) for each Non-Founder, together with its Affiliates, owning 10% or more of the outstanding Common Stock on a Fully Diluted Basis, one (1) individual to be designated by such Non-Founder and its Affiliates (in each case, for so long as the Non-Founder remains a Non-Founder and continues to own 7% or more of the outstanding Common Stock on a Fully Diluted Basis) (the "Non-Founder Directors"); and

(iii) that number of individuals designated by Stockholders holding Voting Common Stock necessary to fill any vacancies on the Board.

For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, ISE Stockholder shall not be entitled to designate any individuals to serve on the Board.

4.2. Appointment of Directors; Removal of Directors; Filling of Vacancies; Observers.

(a) A Stockholder having the right to designate a director pursuant to Section 4.1(b) shall designate a Person to serve on the Board by providing written notice to the Company within ninety (90) days of becoming eligible to designate a Person to serve on the Board. If a Stockholder fails to designate a Person to serve on the Board within this 90-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, and (iii) the Non-Founder shall be entitled to designate a Person to serve on the Board within ninety (90) days of becoming a Non-Founder pursuant to this Section 4.2(a). Notwithstanding the foregoing, if any Stockholder has designated a Person to serve on the board of directors of BATS prior to the date of this Agreement and such Person has become a member of the Board by operation of the Merger Agreement, such Stockholder shall not be required to re-designate such Person to the Board upon the execution of this Agreement. If, however, a Stockholder seeks to replace the Person it designated to serve on the board of directors of BATS with a new Founder Director or Non-Founder Director, as applicable, in conjunction with the consummation of the transactions contemplated by the Merger Agreement and the execution of this Agreement, such Stockholder must make such designation in accordance with this Section 4.2(a).

(b) Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. If a director is removed in accordance with this Section 4.2(b), the Person(s) that designated such director shall designate a replacement director to serve on the Board within sixty (60) days of such removal by providing written notice to the Company. If a Stockholder fails to designate a replacement director to serve on the Board within this 60-day period, such Stockholder permanently forfeits the right to appoint a Person to serve on the Board, unless, solely in the case of a Founder, the Stockholder subsequently meets the ownership requirements of a Non-Founder set forth in Section 4.1(b)(ii), in which case (i) such Stockholder shall be re-classified by the Board as a Non-Founder, (ii) this Agreement shall be deemed amended as such without any further action by the Board or Stockholders, (iii) and the Non-Founder shall be entitled to designate a Person to serve on the Board in accordance with Section 4.2(a).

(c) Notwithstanding anything to the contrary in this Agreement, each Founder and Non-Founder will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Observer"). The Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Founder and Non-Founder will cause its Observer to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Voting Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. [Intentionally Omitted].

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities

Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances (i) with respect to holders of Voting Common Stock, in Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Voting Common Stock, (ii) in the case of the ISE Stockholder, Class A Non-Voting Common Stock or such New Issuance convertible, exchangeable or exercisable into Class A Non-Voting Common Stock, (iii) in the case of a Non-ISE Non-Voting Stockholder, the amount and type of Non-Voting Common Stock in proportion to the amount and type of Non-Voting Common Stock held by such Non-ISE Non-Voting Stockholder or such New Issuance convertible, exchangeable or exercisable into amounts and types of such Non-Voting Common Stock and (iv), in the case of holders of Restricted Stock, shares of Restricted Stock or such New Issuance convertible, exchangeable or exercisable into shares of Restricted Stock but in each case only in the proportions that the Common Stock and shares of Restricted Stock issued and held by such Stockholder bear to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise (each Stockholder who does not elect to purchase or acquire all available shares, a "Non-Electing Stockholder"). During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, in the form of Common Stock of the voting or non-voting class held by such Stockholder and, if applicable, shares of Restricted Stock up to that portion of the New Issuances not subscribed for by the Non-Electing Stockholders equal to the proportions that the Common Stock and shares of Restricted Stock issued and held by such Fully Exercising Stockholder bear to the Common Stock issued and held by all Fully Exercising Stockholders who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

(d) Any shares of Restricted Stock purchased or acquired pursuant to this Section 5.1 shall be governed by the New Equity Plan and applicable award agreements thereunder and shall vest at the same time and in the same proportions as the shares of Restricted Stock held by such Stockholder as of the date of the New Issuance.[1]

5.2. Exempt Issuances. The obligation to provide an Offer Notice and the right of first offer in this Section 5 shall not be applicable in the following instances: (i) a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase shares of Common Stock or the grant or vesting of shares of Restricted Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued to employees, officers, directors or consultants of the Company or any subsidiary thereof pursuant to the New Equity Plan (or any other compensation plan or arrangement previously approved by the Board); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of outstanding Common Stock on a Fully Diluted Basis; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this Agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

[1] For example: If on June 1, 2013 (the date of a New Issuance), a Stockholder has an award of 150 shares of Restricted Stock which vests in equal annual installments of 33% each on January 1 of each of 2014 through 2016 and has a second award of 400 shares of Restricted Stock which vests in equal annual installments of 25% each on June 1 of each of 2014 through 2017, then the shares of Restricted Stock purchased or acquired as a result of the New Issuance shall vest as follows: 9.1% of the shares of Restricted Stock shall vest on January 1 of each of 2014 through 2016 and 18.2% of the shares of Restricted Stock shall vest on June 1 of each of 2014 through 2017.

6.1. Restrictive Legend. Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.3(i) below or the "no-action" letter referred to in Section 6.3(ii) below.

6.2. Restricted Stock. In addition, Restricted Stock shall also bear the following legend:

BY ITS ACQUISITION HEREOF, THE HOLDER AGREES TO BE BOUND BY THE PROVISIONS OF THE RESTRICTED STOCK AWARD AGREEMENT DATED AS OF [ ], BY AND BETWEEN THE COMPANY AND THE HOLDER, INCLUDING PROVISIONS GOVERNING FORFEITURE.

On or following the vesting of any Restricted Stock, upon the request of the holder and the return of the original certificate(s) (if certificates representing the Restricted Stock were issued), the Company shall deliver to the holder a certificate evidencing the number of shares of such Restricted Stock without the legend described in Section 6.2; provided, however, that such newly issued certificate shall comply with Section 6.1.

6.3. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.4 or 6.5 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.3 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.4. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.4 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.4, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.4 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.4 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.4 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.4(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.4 any securities other than (a) Registrable Securities, (b) shares of stock pursuant to Section 6.5 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.5. <u>Incidental Registration</u>. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.5. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form and otherwise consistent with this Section 6 with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.5 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriters of the offering. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.6. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.6 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.7. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.4, 6.5 or 6.6 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.8. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.4, 6.5 and 6.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6. All Selling Expenses in connection with each registration statement under Section 6.4, 6.5 or 6.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.4, 6.5 or 6.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.9; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.9 shall survive the transfer of any Registrable Securities by such holder.

6.10. Changes in Common Stock. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.12. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

Notwithstanding anything to the contrary in this Section 6.12, none of the provisions or restrictions set forth in this Section 6.12 shall in any way limit any such holder or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, antiraid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of business by such holder or any of its Affiliates.

6.13. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement by signing an Instrument of Adherence and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be sold to the public in accordance with Rule 144 under the Securities Act by a person that is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company where no conditions of Rule 144 are then applicable (other than the holding period requirement in paragraph (d)(1)(ii) of Rule 144 so long as such holding period requirement is satisfied at such time of determination).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Employee Equity Plans. The Company has reserved shares of Common Stock for issuance to eligible participants pursuant to the Company's New Equity Plan in an amount determined by the Board.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or bylaws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon a Qualified Public Offering; provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Eric Swanson, General Counsel

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Fax: 212-701-5937
Attention: Leonard Kreynin, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Voting Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Voting Common Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to and determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

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EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of _______________, 20__, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement. The shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

EXHIBIT II

FORM OF

INSTRUMENT OF ADHERENCE
(To be entered into in connection with the grant of Restricted Stock)

The undersigned, __________________, in order to become the owner or holder of _________ shares of common stock, par value $0.01 per share, of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as of __________, 20___, (the "Investor Rights Agreement"), among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Investor Rights Agreement) under the terms of the Investor Rights Agreement and the shares of common stock shall be deemed Stock (as defined in the Investor Rights Agreement). This Instrument of Adherence shall take effect and shall become a part of said Investor Rights Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company and the grant of shares pursuant to the undersigned's Restricted Stock Award Agreement dated as of __________, 20___ (the "Restricted Stock Agreement").

To the extent that all shares of common stock described herein are forfeited prior to becoming fully vested (as such vesting schedule is described in the Restricted Stock Agreement), this Instrument of Adherence shall be null and void.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS, INC. AND STOCKHOLDER]

S INDEXPUBS S.A.

[EXECUTION VERSION]

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

INDEXUNIVERSE LLC (FORMERLY INDEX PUBLICATIONS LLC)

TABLE OF CONTENTS

Page

ARTICLE I DEFINED TERMS **1**

Section 1.1 Definitions 1

ARTICLE II FORMATION AND TERM **6**

Section 2.1 Formation 6
Section 2.2 Name 7
Section 2.3 Term 7
Section 2.4 Registered Agent and Office 7
Section 2.5 Principal Place of Business 7
Section 2.6 Qualification in Other Jurisdictions 7

ARTICLE III PURPOSE AND POWERS OF THE COMPANY **7**

Section 3.1 Purpose. 7
Section 3.2 Powers of the Company 8
Section 3.3 Title to Company Property 9

ARTICLE IV CAPITAL CONTRIBUTIONS, MEMBER INTERESTS, CAPITAL ACCOUNTS AND FUTURE CAPITAL REQUIREMENTS **9**

Section 4.1 Capital Contributions. 9
Section 4.2 Member's Units 9
Section 4.3 Status of Capital Contributions 9
Section 4.4 Capital Accounts 9
Section 4.5 Capital Accounts Generally. 10
Section 4.6 Options 11

ARTICLE V MEMBERS, MEETINGS AND AMENDMENTS **11**

Section 5.1 Powers of Members 11
Section 5.2 Withdrawal of Members 11
Section 5.3 Meetings or Other Approvals of the Members 11
Section 5.4 Additional Members. 12
Section 5.5 Amendments 12
Section 5.6 Confidentiality Obligations of Members 13
Section 5.7 Drag-Along Right. 13
Section 5.8 Tag-Along Right. 14
Section 5.9 Preemptive Rights 15

ARTICLE VI MANAGEMENT **15**

Section 6.1 Management of the Company 15
Section 6.2 Powers of the Board of Managers 17

TABLE OF CONTENTS

Page

Section 6.3 No Management by Other Persons 19
Section 6.4 Reliance by Third Parties 19

ARTICLE VII ASSIGNABILITY OF MEMBER INTERESTS 20

Section 7.1 Assignability of Units 20
Section 7.2 Permitted Transfers 20
Section 7.3 Recognition of Assignment by Company or Other Members 21
Section 7.4 Effective Date of Assignment 21
Section 7.5 Right of First Refusal on Transfers. 21
Section 7.6 Limitations on Transfer 22

ARTICLE VIII DISTRIBUTIONS TO MEMBERS 22

Section 8.1 Net Cash Flow. 22
Section 8.2 Withholding 23
Section 8.3 Limitations on Distribution 23

ARTICLE IX ALLOCATIONS 23

Section 9.1 Profits and Losses 23
Section 9.2 Special Allocations 24
Section 9.3 Allocation and Other Rules. 27

ARTICLE X BOOKS AND RECORDS 27

Section 10.1 Inspection Rights Pursuant to Law 27
Section 10.2 Books and Records 27
Section 10.3 Annual Financial Statements 27
Section 10.4 Additional Information Rights for CS and Bendigo 28
Section 10.5 Accounting Method 28

ARTICLE XI TAX MATTERS 29

Section 11.1 Taxation as Company 29
Section 11.2 Federal Tax Returns 29
Section 11.3 Member Tax Return Information 29
Section 11.4 Tax Matters Representative. 29
Section 11.5 Right to Make Section 754 Election 29

ARTICLE XII LIABILITY, EXCULPATION AND INDEMNIFICATION 29

Section 12.1 Liability 29
Section 12.2 Exculpation. 30
Section 12.3 Indemnification 30

TABLE OF CONTENTS

Page

Section 12.4 Expenses 30
Section 12.5 Insurance 31
Section 12.6 Payments to Third Parties 31
Section 12.7 Certain Liabilities 31
Section 12.8 Acts Performed Outside the Scope of the Company 31
Section 12.9 Liability of Members to Company 31
Section 12.10 Attorneys' Fees 32
Section 12.11 Subordination of Other Rights to Indemnity 32
Section 12.12 Survival of Indemnity Provisions 32

ARTICLE XIII DISSOLUTION, LIQUIDATION AND TERMINATION 32

Section 13.1 No Dissolution 32
Section 13.2 Events Causing Dissolution 32
Section 13.3 Notice of Dissolution 32
Section 13.4 Liquidation 32
Section 13.5 Termination 33
Section 13.6 Claims of the Members or Third Parties 33
Section 13.7 Distributions In-Kind 33

ARTICLE XIV MISCELLANEOUS 34

Section 14.1 Notices 34
Section 14.2 Failure to Pursue Remedies 34
Section 14.3 Cumulative Remedies 34
Section 14.4 Binding Effect 34
Section 14.5 Interpretation 34
Section 14.6 Severability 35
Section 14.7 Counterparts 35
Section 14.8 Integration 35
Section 14.9 Governing Law 35
Section 14.10 Dealings in Good Faith; Best Efforts 35
Section 14.11 Partition of the Property 35
Section 14.12 Third Party Beneficiaries 35
Section 14.13 Tax Disclosure Authorization 35

FIFTH AMENDED AND RESTATED
OPERATING AGREEMENT

OF

INDEXUNIVERSE LLC

THIS FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ("Agreement") of INDEXUNIVERSE LLC, a Delaware limited liability company (the "Company"), is entered into as of July 23, 2013, by and among James C. Wiandt (the "Founding Member") and those Persons executing this Agreement and listed on attached Schedule A (collectively, the "Members"). The Founding Member organized the Company in accordance with the terms of the Original Agreement and the provisions of the Delaware Limited Liability Company Act (the "Act"), in order to engage in publishing financial publications, sponsoring meetings and for all other lawful purposes. The original Limited Liability Company Operating Agreement was entered into on June 27, 2003, and amended and restated on September 23, 2008, and again on December 17, 2010, and again on March 8, 2011 (the "Original Agreement").

WHEREAS, the Members desire to continue to operate the Company as a limited liability company under the Act for the purposes set forth herein;

WHEREAS, the Members are entering into this Agreement to govern the Company; and

WHEREAS, the Members are amending and restating the Original Agreement of the Company for the purpose of admitting Additional Members as reflected on amended Schedule A hereto, restructuring the capital ownership of the Company and other purposes.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Definitions. Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

"Act" means the Delaware Limited Liability Company Act (the "Act"), as amended from time to time.

"Affiliate" means with respect to a Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the beneficial interests of an entity shall be conclusive evidence that control exists.

"Agreement" means this Operating Agreement, as amended, modified, supplemented or restated from time to time.

"Bendigo" means Bendigo Holdings IV LLC, a Delaware limited liability company.

"Board of Managers" means as defined in Section 6.1.

"Business" means as defined in Section 3.1(a).

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with the provisions of Article IV hereof.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company pursuant to Article IV hereof with respect to such Member's Units.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

"Charter" means Charter Financial Publishing Network.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"Confidential Information" means data and information relating to the Company (which does not rise to the level of a Trade Secret) and which has material value to the Company and is not generally known to its competitors. Confidential Information does not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

"Covered Person" means a Member; any Affiliate of a Member; a member of the Board of Managers; any officers, directors, shareholders, partners, employees, representatives or agents of a Member, any employee or agent of the Company or its Affiliates; any Tax Matters Representative of the Company; or an officer of the Company that is not an employee.

"CS" means Credit Suisse First Boston Next Fund, Inc., a Delaware corporation.

"Current Operating Expenditures" means the expenditures of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business, including, but not limited to, the following:

(a) general operating expenses including, but not limited to, management, legal, accounting and other professional fees, wages, salaries and other compensation in connection with its business operations, monies expended to comply with and perform contractual and other obligations, and any other expenses expended on behalf of the Company in relation to its general administrative and management needs;

(b) payments of principal and interest upon any indebtedness of the Company (whether third-party indebtedness or loans made by Members to the Company pursuant to this Agreement);

(c) any other cash expended by the Company for business operations; and

(d) the establishment of appropriate reserves by the Board of Managers for debt service, to provide working capital or any other contingency of the Company.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"EBITDA" means, for any fiscal period, the Company's consolidated net income plus (1) interest expense, (2) provision for income taxes, (3) depreciation expense and (4) amortization expense, with each such item computed in accordance with generally accepted accounting principles.

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2003 and (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

"Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by the contributing Member and the Board of Managers;

(b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (i) and Clause (ii) of this sentence shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Board of Managers; and

(d) the Gross Asset Values of Company assets shall be adjusted to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (a) or Paragraph (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Gross Revenue" means the gross revenue of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business. Gross revenue shall not include Capital Contributions or, unless otherwise agreed by the Board of Managers, any loan proceeds received by the Company.

"Member" means any Person executing this Agreement and any Person admitted as an Additional Member or a Substitute Member pursuant to the provisions of this Agreement, in such Person's capacity as a Member of the Company, and "Members" means two (2) or more of such Persons when acting in their capacities as Members of the Company.

"Net Cash Flow" means, for each calendar month, Fiscal Year or other period of the Company for which it must be determined, the Gross Revenue of the Company from all sources other than Capital Contributions, less Current Operating Expenditures.

"Option" means an option to buy Units issued to a service provider of the Company in accordance with the 2011 Index Publications LLC Incentive Compensation Plan.

"Percentage Interest" means a Member's Percentage Interest as described in Schedule A, as amended from time to time. A Member's Percentage Interest shall equal the number of Units held by such Member divided by the number of Units outstanding.

"Permanently Disabled" means as defined in Section 22(e)(3) of the Code.

"Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

"Profits" or "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the

Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(a) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted in accordance with Paragraph (b) or Paragraph (c) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above; and

(f) notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Section 9.2 hereof shall not be taken into account in computing Profits or Losses.

"Property" means all of the assets and property now owned or hereafter acquired by the Company.

"Rodber" means Rodber Investments, Ltd., incorporated in the Bailiwick of Jersey with company registration number 109732.

"Subsidiaries" means any Person which is not an individual in which the Company owns, directly or indirectly, more than fifty percent (50%) of the equity interests.

"Substitute Member" means a Person who is admitted to the Company as a Member pursuant to a transfer from an existing Member pursuant to Section 7.1 or 7.2 hereof. Each Substitute Member shall thereafter be named as a "Member" on an amended Schedule A to this Agreement.

"Tax Matters Representative" has the meaning set forth in Article XI hereof.

"Trade Secrets" means information relating to the Company, without regard to form, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, products, devices, methods, techniques, drawings, blueprints, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which is not commonly known by or available to the public and which (a) derives economic value, actual or potential, from not being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets do not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

"Transfer" means any transfer, assignment, sale, conveyance, hypothecation, license, lease, partition, pledge or grant of a security interest in a Member's Units in the Company, and includes any "involuntary transfer" such as a sale of any part of the Units therein in connection with any bankruptcy or similar insolvency proceedings, or a divorce or other marital settlement involving any Member, or any other disposition or encumbrance of a Member's Units. For purposes of this Agreement, any transfer, exchange or series of transfers (or exchanges), directly or indirectly, of the stock, partnership, member or other ownership interests of any Member that is a business organization or an entity (or any combination of such transfers or exchanges, whether direct or in connection with a merger, acquisition, sale, or similar reorganization or transaction, including issues of new stock or other ownership interests, or the exercise of options, warrants, debentures or other convertible instruments, or a redemption of other interests in the Member, and any similar transactions involving the stock or other ownership interests of such Member), the effect of which is that the Persons who owned at least fifty-one percent (51%) of the outstanding stock or other ownership interests in such Member at the time this Agreement is signed, no longer own at least fifty-one (51%) of such stock or other ownership interests, then a Transfer shall also be deemed to have occurred with regard to the Units owned by such Member.

"Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" means units representing an ownership interest in the Company.

"Unrecovered Capital" means the aggregate Capital Contributions of a Member reduced by any distributions in excess of the aggregate Profits allocated to such Member.

ARTICLE II

FORMATION AND TERM

Section 2.1 Formation.

(a) The Members hereby agree to continue the Company as a limited liability company pursuant to the provisions of the Act, and agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein. The Members have previously filed the Certificate.

(b) The name and mailing address of each Member and the number of Units owned by such Members through the date of this Agreement is listed on Schedule A attached hereto. The Board of Managers shall update Schedule A, from time to time, as may be necessary to accurately reflect the information therein. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A, as amended and in effect from time to time.

Section 2.2 Name. The business and affairs of the Company shall be conducted under the name "Index Publications LLC" and such name shall be used at all times in connection with the Company's business and affairs, except to the extent the Board of Managers agrees to the use by the Company of assumed names or other trade names or fictitious names. The Company's officers shall execute such assumed or fictitious name certificates as may be desirable or required by law to be filed in connection with the formation of the Company and shall cause such certificates to be filed in all appropriate public records.

Section 2.3 Term. The term of the Company commenced on the date the Certificate was filed and shall continue perpetually, unless the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.4 Registered Agent and Office. The Company's registered agent and office in Delaware shall be 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle. At any time, the Board of Managers may designate another registered agent and/or registered office.

Section 2.5 Principal Place of Business. The principal place of business of the Company shall be 545 N. McDonough Street, Suite 214, Decatur, GA 30030. At any time, the Board of Managers may change the location of the Company's principal place of business.

Section 2.6 Qualification in Other Jurisdictions. The Board of Managers shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business. The officers of the Company shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE III

PURPOSE AND POWERS OF THE COMPANY

Section 3.1 Purpose.

(a) The purpose of the Company is to conduct any lawful business in any state or foreign country in which the Company is authorized to do business, and the carrying on of all activities necessary or incidental to the foregoing purposes (the "Business").

(b) In no event shall this Agreement be held or construed to imply the existence of a general partnership or joint venture among the Members with regard to matters, trades or businesses or enterprises outside the scope of this Company, and no Member shall have any power or authority under this Agreement to act as the agent or representative of the Company or any other Member with regard to any matter beyond the scope of this Company.

Section 3.2 Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in Section 3.1, including, but not limited to, the power:

(a) to conduct the business of the Company, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, pledge, mortgage, transfer, demolish or dispose of any real or personal property (including the Property) that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(c) to enter into, perform and carry out contracts of any kind, including contracts with any Member or Affiliate thereof, necessary to the accomplishment of the purpose of the Company;

(d) to sue and be sued, make claims and defend, and participate in administrative or other proceedings, in its name;

(e) to appoint employees and agents of the Company, and define their duties and fix their compensation including without limitation the designation of bonus and Unit option plans;

(f) subject to the provisions of Article XII, to indemnify certain Persons in accordance with the Act and to obtain any and all types of insurance;

(g) to borrow money and issue evidences of indebtedness, including loans from any Member or Affiliate thereof, and to secure any of the same by a mortgage, pledge or other lien on the assets of the Company;

(h) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

(i) to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

Section 3.3 Title to Company Property. Except as otherwise set forth herein, legal title to the Property and all other Company property and assets shall be taken and at all times held in the name of the Company.

ARTICLE IV

CAPITAL CONTRIBUTIONS, MEMBER INTERESTS,

CAPITAL ACCOUNTS AND FUTURE CAPITAL REQUIREMENTS

Section 4.1 Capital Contributions.

(a) As of the date hereof, the Members have made Capital Contributions to the Company in the amounts set forth on Schedule A hereto. Each Member shall initially have the Percentage Interest and the number of Units set forth on Schedule A hereto. In the event that the Board of Managers admits Additional Members, such Additional Members shall make Capital Contributions as determined by the Board of Managers at its sole discretion.

Section 4.2 Member's Units. A Member's Units shall for all purposes be personal property. A Member has no interest in specific Company property, unless and until distributed to such Member.

Section 4.3 Status of Capital Contributions.

(a) Except as otherwise provided in this Agreement, no Member, or the successor or assign of a Member, may demand a return of his Capital Contributions, in whole or in part.

(b) No Member or Affiliate thereof shall receive any interest, return, compensation or drawing with respect to its Capital Contributions or its Capital Account or for services rendered or resources provided on behalf of the Company, except as otherwise specifically provided in this Agreement or except as otherwise determined by the Members or the Board of Managers in the case of compensation or reimbursements for services performed for the Company.

(c) No Member shall be required to lend any funds or make Capital Contributions to the Company to make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any other Member's Capital Contribution.

Section 4.4 Capital Accounts.

(a) A separate Capital Account shall be established and maintained for each Member. The original Capital Account established for any Member who acquires Units by virtue of an assignment in accordance with the terms of this Agreement shall be in the same amount as and shall replace the Capital Account of the assignor of such Units, and, for purposes of this Agreement, such Member shall be deemed to have made the Capital Contributions made by the assignor of such Units (or made by such assignor's predecessor in interest). To the extent such Member acquires less than all of the Units of the assignor of the Units so acquired by such Member, the original Capital Account of such Member and its Capital Contributions shall be in proportion to the Units it acquires, and the Capital Account of the assignor who retains Units, and the amount of its Capital Contributions, shall be reduced in proportion to the Units it retains.

(b) The Capital Account of each Member shall be maintained in accordance with the following provisions:

(i) to such Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits, special allocations of income and gain, and the net amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii) to such Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses, special allocations of loss and deduction, and the net amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company;

(iii) in determining the amount of any liability for purposes of this Section 4.4(b), there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations; and

(iv) provided that in the event that there are outstanding Options, the provisions of Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2) shall be applicable.

Section 4.5 Capital Accounts Generally.

(a) Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member for any purpose hereunder, the Capital Account of such Member shall be determined after giving effect to all adjustments provided for in Section 4.4 hereof for the current Fiscal Year in respect of transactions effected prior to the date such determination is to be made.

(b) No Member shall be entitled to withdraw any part of its Capital Account, or to receive any distribution from the Company except as specifically provided in this Agreement.

Section 4.6 Options.

(a) The Board of Managers is authorized to cause the Company to issue Options to officers, directors, employees, consultants, independent contractors or other service providers of the Company or its Affiliates, in its sole discretion, pursuant to written agreements.

(b) Exercise of Options. In the event of the exercise of an Option, the exercising Person shall have a Capital Account equal to the exercise price of such Option plus the Profits or Losses allocated to the exercising Person in accordance with this Section 4.6. Upon exercise of an Option, the provisions of Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2) and (s) shall apply (or in the event that Proposed or Final Treasury Regulations applicable to compensatory options are promulgated, at the sole discretion of the Board, such Proposed or Final Treasury Regulations) to adjust the Capital Accounts of the Members so that the Capital Account of each Member equals the amount such Member would receive in the event all of the assets of the Company were sold for their Gross Asset Value, all of the liabilities of the Company s were paid (including the payment for any outstanding Options) and the proceeds distributed in accordance with Section 13.4.

ARTICLE V

MEMBERS, MEETINGS AND AMENDMENTS

Section 5.1 Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement including without limitation (a) the right to remove a member of the Board of Managers other than the Investor Board Members (as hereinafter defined) by a vote of the holders of not less than two-thirds of the Percentage Interests outstanding; or (b) the right by a vote of the holders of not less than a majority of the Percentage Interests outstanding to approve the merger or consolidation of the Company or any Subsidiary with any other Person, or the sale of all or substantially all the Property.

Section 5.2 Withdrawal of Members. Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any distributions and shall not otherwise be entitled to receive the fair market value of its Units except as otherwise expressly provided for in this Agreement.

Section 5.3 Meetings or Other Approvals of the Members. There shall be no regularly scheduled meetings of the Members. A special meeting of the Members may be held on the call of any Member or group of Members owning twenty percent (20%) or more of the outstanding Units of the Company. Unless otherwise waived in writing by all Members, such Members shall provide ten (10) days notice of the meeting, and the notice shall set forth the purpose or purposes of the special meeting. Only business within the purpose or purposes described in the notice may be conducted at a special meeting. Subject to any express provision of law or this Agreement, the presence, in person or by proxy, of Members holding a majority of the votes shall constitute a quorum for the transaction of business at such meetings. Members may also agree to conduct such meetings by telephone conference.

Section 5.4 Additional Members.

(a) With the approval of the Board of Managers, in its sole discretion, the Company is authorized to admit any Person as an additional member of the Company (each, an "Additional Member" and collectively, the "Additional Members"). Each such Person shall be admitted as an Additional Member at the time such Person (i) executes this Agreement and (ii) is designated as a Member (with a corresponding Percentage Interest) on an amended or supplemental Schedule A hereto. Subject to compliance with paragraph (b) below, the Board of Managers may cause the issuance Units to an Additional Member in exchange for cash, property or services or any combination thereof, at the sole discretion of the Board of Managers.

(b) If the Company determines to issue any membership interests for the principal purpose of raising capital, then the Company shall first invite CS to provide a term sheet or other expression of interest with regard to the proposed transaction. CS shall have a period of up to fifteen business days to provide (or to cause one of its Affiliates to provide) such a term sheet or expression of interest, during which period the Company shall not take any action to receive or solicit proposals in respect of such a transaction from any third parties. For avoidance of doubt the Company (by vote of its Board of Managers) shall be free to reject any such proposal from CS for any reason or no reason and shall not be restricted from pursuing an alternative transaction (including one on similar or inferior terms compared to any proposed by CS). If the Company rejects such a proposal from CS (or if CS elects not to make such a proposal) then the Company shall have a period of up to 90 days to enter into a bona fide term sheet or 180 days to enter into a definitive agreement with regard to such a transaction. Following the expiration of such 90 or 180 day period, the Company's obligation under this paragraph (b) would be re-instated.

(c) Additional Members shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items; provided that, subject to the restrictions of Section 706(d) of the Code, Additional Members shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other items arising under contracts entered into before the effective date of the admission of any Additional Members to the extent that such income, gains, losses, deductions, credits and other items arise after such effective date. To the extent consistent with Section 706(d) of the Code and Treasury Regulations promulgated thereunder, the Company's books may be closed at the time Additional Members are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Members pro rata allocations of the Company's income, gains, losses, deductions, credits and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Members.

Section 5.5 Amendments. Any amendment to this Agreement or the Certificate shall be adopted and be effective as an amendment thereto if it receives the approval of the Board of Managers; except that (i) no amendment may affect the allocations or distributions of a Member without the written approval of such Member except as otherwise provided for in this Agreement and (ii) no amendment may adversely affect CS, Chartered or Rodber in such a way as to discriminate against any of such Members compared to any of the other Members without the prior written approval of the affected Member.

Section 5.6 Confidentiality Obligations of Members. Each Member expressly covenants and agrees that neither such Member nor any of its Affiliates (to the extent any such Affiliate has received Confidential Information or Trade Secrets) will disclose, divulge, furnish or make accessible to anyone (other than the Company or any of its Affiliates or representatives) any Confidential Information or Trade Secrets, or in any way use any Confidential Information or Trade Secrets in the conduct of any business; provided, however, that nothing in this Section 5.6 will prohibit the disclosure of any Confidential Information or Trade Secrets (i) which is required to be disclosed by the Member or any such Affiliate in connection with any court action or any proceeding before any Authority; (ii) in connection with the enforcement of any of the rights of the Member hereunder; or (iii) in connection with the defense by the Member of any claim asserted against it hereunder; (iv) to its employees, agents and advisors who have a reasonable need to know such information and who are bound (either by duty or contract) to preserve the confidentiality of such information; or (v) with regard to Confidential Information but not Trade Secrets, to current or prospective investors, acquirors or transferees who reasonably require access to such information for evaluative purposes and who are bound by commercially reasonably non-disclosure agreement; provided, however, that in the case of a disclosure contemplated by clause (i), to the extent reasonably practicable no disclosure shall be made until the Member shall give notice to the Company of the intention to disclose such Confidential Information or Trade Secrets so that the Company may contest the need for disclosure, and the Member will cooperate (and will cause its Affiliates and their respective representatives to cooperate) with the Company in connection with any such proceeding.

Section 5.7 Drag-Along Right.

(a) In the event that Members holding a majority of the Units ("Transferring Member(s)") propose to Transfer Units representing at least a majority of the outstanding Units in one or more related transactions (a "Company Sale") to a bona fide third party purchaser (the "Proposed Purchaser"), then the Transferring Members shall have the right to require that the other Members (the "Drag-Along Sellers") sell their Units to the Proposed Purchaser on the same terms and conditions as are applicable to the proposed Transfer by the Transferring Member.

(b) The Transferring Members shall notify the Drag-Along Sellers in writing of such proposed Transfer (the "Company Sale Notice"). The Company Sale Notice shall set forth: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a Company Sale will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be Transferred by the Transferring Members; (iii) the price to be paid (the "Drag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; (v) that the Proposed Purchaser has been informed of the Drag-Along Right and has agreed to purchase the Units of the Drag-Along Sellers in accordance with the terms hereof and to be bound by such terms subsequent to such purchase; and (vi) the date and location of and procedures for selling the Units to the Proposed

Purchaser. The Drag-Along Right shall be exercised by delivery of a written notice to the Drag-Along Sellers.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.7 shall be held at the principal offices of the Company or at such other locations as the Transferring Members and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) the Drag-Along Sellers shall deliver their Units free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Drag-Along Sellers the Drag-Along Purchase Price for their Units in accordance with the terms and conditions set forth in the Company Sale Notice.

Section 5.8 Tag-Along Right.

(a) If Member(s) ("Selling Member") holding more than twenty-five percent (25%) of the Units proposes to Transfer to any Proposed Purchaser any Units, then, as a condition precedent thereto, the Selling Member shall afford the other Members ("Participation Members") the right to participate in such transfer in accordance with this Section 5.8. The Selling Member shall give written notice to the Participation Members (a "Notice of Transfer") not less than ten (10) nor more than sixty (60) days prior to any proposed transfer. Each such Notice of Transfer shall include: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a sale of the Units will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be Transferred by the Selling Member; (iii) the price to be paid (the "Tag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; and (v) the date and location of and procedures for selling the Units to the Proposed Purchaser.

(b) Each Participation Member shall have the right to Transfer to the Proposed Purchaser that number of Units which is equal to (i) a fraction of which the numerator is such Participation Member's Percentage Interest (or, if a Participation Member shall elect, any lesser percentage) and the denominator is the Percentage Interests of all Participation Members electing to sell plus the Percentage Interest of the Selling Member times (ii) the number of Units proposed to be purchased, at the same price per Unit and on the same terms and conditions as are applicable to the proposed transfer by the Selling Member (and, if and to the extent a Participation Member shall exercise such right, then the Units to be transferred by the Selling Member shall be correspondingly reduced). A Participation Member must notify the Selling Member within twenty (20) days after receipt of the Notice of Transfer, if it desires to accept such offer and to Transfer any of its Units in accordance with this Section 5.8. The failure to provide such notice within such twenty (20) day period shall, for the purposes of this Section 5.8, be deemed to constitute an irrevocable waiver of the right to Transfer any Units in connection with the proposed transfer described in such Notice of Transfer. The Selling Member shall use all commercially reasonable efforts to obtain the agreement of the Proposed Purchaser to the participation of the Participation Members, if a Participation Member properly elects to participate in such proposed Transfer, and shall not consummate any such proposed Transfer unless the Participation Members are permitted to participate in accordance with the provisions of this Section 5.8.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.8 shall be held at the principal offices of the Company or at such other locations as the Selling Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) each Participation Member shall deliver its Units that it is selling free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Participation Members the Tag-Along Purchase Price for such Units in accordance with the terms and conditions set forth in the Notice of Transfer.

Section 5.9 Preemptive Rights.

(a) Except with respect to the exercise of options to purchase Units or the issuance of Units to employees as compensation, and subject to compliance with Section 5.4(b), in the event of any proposed issuance of Units by the Company, the Company shall give all Members written notice ("Preemptive Rights Notice") stating the number of Units proposed to be issued and the terms of the proposed issuance of Units. Upon receiving the Preemptive Rights Notice, the Members shall have the right to elect to purchase that number of Units offered equal to their then current Percentage Interest times the number of Units proposed to be issued on the terms and conditions contained in the Preemptive Rights Notice, for a period of thirty (30) days from the date that the Members receive the Preemptive Rights Notice ("Election Period"). If any or all Members elect to exercise such preemptive rights, the closing of such purchases shall occur within fifteen (15) days after the expiration of the Election Period.

(b) If any or all of the Members fail to exercise their preemptive rights within the Election Period, the Units covered by the Preemptive Rights Notices that are not to be purchased by Members pursuant to this Section 5.9, may then be issued to Persons for exactly the same consideration and other terms and conditions provided therein; provided, however, that such Person acquiring the Units in question shall not become a Substitute Member unless he has been approved in such capacity under the provisions of Article VII.

ARTICLE VI

MANAGEMENT

Section 6.1 Management of the Company.

(a) The Company shall be managed by a Board of Managers. The initial members of the Board of Managers shall be James C. Wiandt, Donald Friedman, one person (the "Charter Designee") to be designated by Charter, initially Charles Stroller, one person (the "CS Designee") to be designated by CS, initially Phil Mackintosh, and a fifth member to be appointed by agreement of James C. Wiandt and Donald Friedman. The CS Designee and the Charter Designee are each sometimes referred to herein as an "Investor Board Member" and collectively as the "Investor Board Members". Each member of the Board of Managers shall serve until he dies, resigns, is removed because he is Permanently Disabled, is removed by the Members (except that the Charter Designee may only be removed by Charter and the CS Designee may only be removed by CS), terminates employment with the Company (if now employed by the Company), or until a disposition of all of the Units owned by such member of the Board of Managers or his Affiliates (or CS or Charter, in the case of the CS Designee or Charter Designee) to other than a Permitted Transferee. Upon the death, resignation, removal or disability of a member of the Board of Managers, the Members shall elect a new member of the Board of Managers. In the event of the death, removal, resignation or disability of an Investor Board Member, the Members agree to vote their Units in favor of the individual designated by Charter or CS, as applicable, as the Investor Board Member to succeed the prior Investor Board Member.

(b) The Board of Managers may from time to time elect to increase the number of members of the Board of Managers; provided that such increase is approved by at least one of the Investor Board Members. Such additional members of the Board of Managers shall be selected by the then current Board of Managers.

(c) The authority to vote on management affairs and other actions affecting the Company shall be shared equally between the individuals serving as members of the Board of Managers. Except as otherwise specifically provided herein, the affirmative vote of a majority of the Board of Managers shall constitute approval of the matter being acted upon. If there should ever be two (2) members of the Board of Managers, the affirmative vote of both members of the Board of Managers shall constitute approval of the matter being acted upon. The Board of Managers shall meet as often as may be reasonably necessary, as determined in the reasonable discretion of James C. Wiandt. The actions of the Board of Managers, when taken in accordance with this Agreement, shall bind the Company.

(d) No decision of the Board of Managers shall be made except at a meeting duly called with at least one (1) day's written notice, specifying the agenda for the meeting (which notice may be waived by any of the Managers, and such notice and agenda requirements will be deemed to have been waived if the member of the Board of Managers participates in the meeting and has been provided with an agenda for the meeting, unless the member of the Board of Managers objects at the outset of such meeting). Meetings may be held telephonically whereby each of the members of the Board of Managers participating can hear each of the other members of the Board of Managers. Action by the Board of Managers may also be taken and represented by the written consent of the majority of the members of the Board of Managers. The Company's Secretary shall be responsible for taking minutes of the meetings and safekeeping them on behalf of the Company. In the case of an emergency, a meeting of the Board of Managers may be called without notice.

(e) The Board of Managers may appoint individuals with such other titles as it may select, including the titles of Chairman, President, Vice President, Treasurer and Secretary, to act on behalf of the Company, with such power and authority as the Board of Managers may delegate to any such Person.

(f) A member of the Board of Managers may resign at any time by giving at least three (3) days' written notice to all of the Members of the Company. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Any officer may be removed at any time, with or without cause, by the Board of Board of Managers and his replacement shall be selected and approved by the Members at the time of such removal.

(g) Effective on the date of this Agreement and for so long as Rodber is a Member, Rodber shall be entitled to appoint a representative (the "Observer") who shall be permitted to attend all meetings of the Board of Managers in a non-voting observer capacity (except as expressly provided herein), which observation right shall include the ability to participate in discussions of the Board of Managers, and shall provide such representative with copies of all notices, minutes, written consents, and other materials that it provides to members of the Board of Managers, at the time it provides them to such members. The observation right must be exercised in person. The Observer agrees that so long as he shall exercise his observation right (i) he shall hold in strict confidence all information and materials that he may receive or be given access to in connection with meetings of the Board of Managers and to act in a fiduciary manner with respect to all information so provided (provided that this shall not limit his ability to discuss such matters with his legal counsel, as necessary), and (ii) the Board of Managers may withhold from him certain information or material furnished or made available to the Board of Managers or exclude it from certain confidential "closed sessions" of the Board of Managers if the furnishing or availability of such information or material or its presence at such "closed sessions" would jeopardize the Company's attorney-client privilege or if the Board of Managers otherwise reasonably so requires.

(h) If at any time, Rodber, Graham Tuckwell or any of their Affiliates are not owners of equity or debt securities in any entity which the Company rates or otherwise covers in the course of the Company's business, and Rodber does so certify to the Board of Managers, Rodber shall have the right to appoint its representative to the Board of Managers and the Board of Managers shall take all steps reasonably necessary to effect such appointment. Notwithstanding the foregoing, if at any time Rodber, Graham Tuckwell or any of their Affiliates become the owner of equity or debt securities in any entity which the Company rates or otherwise covers in the course of the Company's business, the representative of Rodber shall immediately resign from the Board of Managers.

Section 6.2 <u>Powers of the Board of Managers</u>.

(a) Except as otherwise specifically provided in this Agreement or in any agreement to which the Company is a party, the Board of Managers shall have full, exclusive and complete discretion, right, power, and authority to manage, control and make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company on the terms provided herein, deemed by the Board of Managers to be necessary or appropriate to effectuate the business of the Company purposes and objectives of the Company as set forth in this Agreement.

(b) The following actions shall not be taken by the Company without the approval of the Board of Managers.

(i) Using the Company's or causing the use of a Subsidiary's funds or capital in any way other than for the Business;

(ii) Selling, exchanging, conveying, transferring or otherwise disposing of all or any part of any property held by the Company or causing the sale, exchange, conveyance, transfer or disposition of the property of any Subsidiary in excess of $250,000.00 in a single or series of transactions;

(iii) Borrowing or raising monies through the issuance of Units or otherwise for the purposes of the Company or its Subsidiaries from any source and causing the Company or any Subsidiary to issue a promissory note (or any other evidence of indebtedness) and securing repayment thereof by pledging or granting a security interest in all or any part of the Company's assets, in excess of $250,000.00 in a single or series of transactions, provided however, that the Company shall have the right without further approval of the Board of Managers to raise up to $4,000,000 through the sale of Units at $1,000 per Unit in the period ending December 31, 2010;

(iv) Entering into any single agreement or arrangement on behalf of the Company or causing any Subsidiary to enter into any single agreement or arrangement pursuant to which it would be reasonable to anticipate revenues or expenditures in excess of $500,000.00 per annum;

(v) Settlement of any single claim in excess of $250,000.00;

(vi) Approving the budget of the Company or causing any Subsidiary to approve its budget;

(vii) The issuance of options, restricted stock, phantom appreciation rights or any other incentive grants to acquire an aggregate of greater than 200,000 Units (or their equivalent) to employees and consultants of the Company; all of such options must have an exercise price equal to the fair market value of such Units at the time of grant as determined in accordance with Section 409A of the Code; or

(viii) The compensation of executive officers of the Company other than James C. Wiandt or Donald Friedman.

(c) Notwithstanding anything contained herein to the contrary, the approval by the Board of Managers of the annual compensation of James C. Wiandt and Donald Friedman shall require the approval of a majority of the members of the Board of Managers, including at least one of the Investor Board Members, and shall be consistent with the following: The Members and the Board of Managers acknowledge and agree that (i) the annual salaries of James C. Wiandt and Donald Friedman effective July 1, 2010 are $270,000 and $180,000, respectively, (ii) the annual salaries of James C. Wiandt and Donald Friedman effective January 1, 2011 will be $330,000 and $220,000, respectively, and (iii) in no event shall the annual salaries of James

C. Wiandt and Donald Friedman be in a ratio other than $3 for James C. Wiandt and $2 for Donald Friedman (as they are set forth in (i) and (ii) above).

(d) The following actions shall not be taken by the Company without the approval of at least one of the Investor Board Members.

(i) Acquiring substantially all the assets, equity or business of any Person (in a single transaction or series of related transactions) unless the aggregate consideration to be paid in respect of such acquisition does not exceed the greater of (x) $2,500,000 or (y) 3.5 times the Company's EBITDA for the most recently completed fiscal year;

(ii) Incurring indebtedness for money borrowed in an aggregate excess of the greater of (x) $2,500,000 or (y) two times the Company's EBITDA for the most recently completed fiscal year;

(iii) The adoption or amendment of any management equity plan other than adoption of a plan or plans providing for the issuance of options, restricted stock, phantom appreciation rights or any other incentive grants to acquire up to 200,000 Units (or their equivalent) to employees and consultants of the Company; or

(iv) The entry into, or amendment of the terms of, any transaction between the Company and any Member, manager or officer thereof (or their respective Affiliates and family members).

Section 6.3 No Management by Other Persons. Except as described in this Agreement or as authorized by further action of the Board of Managers, no Person other than the members of the Board of Managers and the duly appointed officers of the Company and its authorized employees and agents shall take part in the management, or the operation or control of the business and affairs of the Company. Except as expressly delegated by the Board of Managers or as required by the Act, no Person other than the Board of Managers and the duly appointed officers or other authorized agents of the Company shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

Section 6.4 Reliance by Third Parties. Any Person dealing with the Company or the Board of Managers may rely upon a certificate signed by a member of the Board of Managers as to:

(a) the identity of the members of the Board of Managers;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board of Managers or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

ARTICLE VII

ASSIGNABILITY OF MEMBER INTERESTS

Section 7.1 Assignability of Units. Except as otherwise provided in this Article VII, no Member may Transfer the whole or any part of its Units or any fractional or beneficial interest therein. In no event may a Member Transfer any Units, other than in accordance with Section 7.2, without the prior written consent of the Board of Managers. If a Member transfers Units in accordance with this Article VII, such Transfer shall, nevertheless, not entitle the assignee to become a Substitute Member or to be entitled to exercise or receive any of the rights, powers or benefits of a Member other than the right to receive distributions to which the assigning Member would be entitled, unless the assigning Member designates, in a written instrument delivered to the Board of Managers, its assignee to become a Substitute Member and the Board of Managers consents to the admission of such assignee as a Member; and provided further, that such assignee shall not become a Substitute Member without having first executed an instrument reasonably satisfactory to the Board of Managers which shall at a minimum include an acceptance and agreement by the Substitute Member to abide by all the terms and conditions of this Agreement. The Transfer shall be conditioned upon the Company receiving a fee from such assignee or the assigning Member sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Substitute Member.

Section 7.2 Permitted Transfers. Notwithstanding the foregoing, a Member shall be permitted to assign, at any time and from time to time, all or any part of his Units to a Permitted Assignee. For this purpose "Permitted Assignee" means with respect to a particular Member, a Person that is (i) a natural or adoptive lineal ancestor or descendent of such Member; (ii) a spouse, (iii) a trust, estate, guardianship or custodianship, including those established under any Uniform Gifts to Minors Act of any state, established for such Member or one or more Permitted Assignees of such Member; (iv) entities under the control of such Member and one or more other Permitted Assignees of such Member; or (v) an officer of the Company or any Affiliate of the Company. Without limiting the foregoing, if CS directly or indirectly transfers all of its Units to an investment fund (however structured) that is managed by Credit Suisse Securities (USA) LLC or any of its Affiliates, such investment fund shall be deemed a Permitted Assignee of CS.

(a) The subsequent Transfer of any Units by a Permitted Assignee shall be subject to the same restrictions of this Article VII in the same manner as if the Units to be Transferred was still owned by the Member from whom such Permitted Assignee acquired such Units; and for this purpose references herein to a Transfer by a Member (or a specific Member), shall include any Transfer by the Permitted Assignee(s) that acquired such Member's Units, and references to a specific Member by name shall include his Permitted Assignees.

(b) If a Member assigns all or a portion of his Units in the Company and the Permitted Assignee or other assignee thereof, as the case may be, is entitled to become a Substitute Member, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment (as set forth in Section 7.3 hereof), and, immediately following such admission, the assigning Member shall cease to be a Member of the Company to the extent of the portion of the Units assigned hereunder.

Section 7.3 Recognition of Assignment by Company or Other Members. No assignment, or any part thereof, that is in violation of this Article VII shall be valid or effective, and neither the Company nor the Board of Managers or any Member shall recognize the same for any purpose of this Agreement, including the purpose of making distributions of Net Cash Flow pursuant to this Agreement with respect to such Units or part thereof. Neither the Company nor the Board of Managers shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

Section 7.4 Effective Date of Assignment. Any valid assignment of a Member's Units, or part thereof, pursuant to the provisions of this Article VII shall be effective as of the close of business on the day preceding the closing of the transaction evidencing the assignment. The Company shall, from the effective date of such assignment, thereafter pay all further distributions on account of the Units (or part thereof), so assigned, to the assignee of such Units, or part thereof. As between any Member and its assignee, Profits and Losses for the Fiscal Year of the Company in which such assignment occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under Section 706(d) of the Code and selected by the Board of Managers.

Section 7.5 Right of First Refusal on Transfers.

(a) Except in the case of a Transfer to a Permitted Assignee, if a Member (a "Selling Member") proposes to Transfer any Units to another Person (the "Offered Units"), such Selling Member shall first provide written notice (the "Selling Member's Notice") of such offer to the Company and to all other Members specifying in reasonable detail the identity of the prospective transferee(s), the number of Units to be Transferred and the terms and conditions of the proposed Transfer, including the purchase price for such Units (the "Offering Price"). The Company shall forward each Selling Member's Notice to the other Members (the "Offeree Members") within three business days after its receipt of such Selling Member's Notice.

(b) During the 15-day period following the Company's receipt of a Selling Member's Notice (the "Company's Option Period"), the Company will have the right of first refusal to purchase all or any portion of the Offered Units from the Selling Member at the Offering Price and subject to the same material terms and conditions as described in the Selling Member's Notice. The Company may exercise such right of first refusal and, thereby, purchase all (or a portion) of the Offered Units by notifying the Selling Member in writing before the expiration of the Company Option Period as to the number of Offered Units it wishes to purchase (the "Company's Election Notice"). If the Company fails to purchase all of the Offered Units by exercising its right of first refusal in accordance with this Section 7.5(b), the Offered Units not so purchased shall be subject to the right of first refusal of the Offeree Members pursuant to Section 7.5(c). If the Company does not exercise its right of first refusal to purchase all of the Offered Units, the Company shall promptly give the Offeree Members written notice (the

"Second Option Notice"), which shall identify the Offered Units that the Company has declined to purchase (the "Rejected Units").

(c) During the 60-day period commencing on the expiration of the Company Option Period (the "Offerees' Option Period"), the Offeree Members will have the right of first refusal to purchase their pro rata share of the Rejected Units from the Selling Member at the same price and subject to the same material terms and conditions as described in the Selling Member's Notice. If less than all of the Offeree Members desire to purchase the Rejected Units, those members desiring to purchase the Rejected Units shall have the right to purchase all remaining Rejected Units in a pro rata manner up to and including all remaining Rejected Units in the same proportion to the pro rata share that each owns as compared to the pro rata share owned by all Members desiring to purchase the remaining Rejected Units. The Offeree Members may exercise such right of first refusal and, thereby, purchase their pro rata share of the Rejected Units by notifying the Selling Member in writing before the expiration of the Offeree's Option Period (an "Offeree's Election Notice").

(d) Payment of the purchase price for Offered Units will be made within 10 days after the latest of the Company's Election Notice or an Offeree's Election Notice, as the case may be, was provided and will be made for Offered Units purchased by the Company and the Offeree Members in cash or by check. If the Offering Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Managers in good faith, which determination will be binding upon all of the parties to such transaction, absent fraud.

Section 7.6 Limitations on Transfer. No Transfer of Units may be effectuated unless in the opinion of counsel satisfactory to the Board of Managers, the Transfer (a) would not result in the close of the Company's tax year or the termination of the Company within the meaning of Section 708(b) of the Code; (b) would comply with the Securities Act of 1933 and applicable securities laws of any other jurisdiction; and (c) would not violate any other applicable laws.

ARTICLE VIII

DISTRIBUTIONS TO MEMBERS

Section 8.1 Net Cash Flow.

(a) Subject to Section 8.1(b), Net Cash Flow shall be distributed at such times as determined by the Board of Managers. Except as otherwise provided in this Article VIII, all distributions of Net Cash Flow, other than upon a liquidation of the Company, shall be made to the Members in accordance with their Percentage Interests. The Company shall adjust subsequent distributions of Net Cash Flow to the Members as necessary to assure that the relative amounts of Net Cash Flow received in respect of operations or capital transactions in a particular Fiscal Year correspond with the Members' Percentage Interests (as finally determined for such Fiscal Year in accordance with the definition of "Percentage Interest" in Article I hereof).

(b) Notwithstanding the foregoing, to the extent Net Cash Flow is available, the total distributions ("Minimum Distributions") to a Member for each Fiscal Year (and the 90-day period following such Fiscal Year) shall not be less than an amount equal to the product of (x) the Company's net taxable income allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal income tax purposes other than as a result of the application of Section 704(c) of the Code, multiplied by (y) the highest marginal federal tax rate for an individual set forth in Section 1 of the Code plus the rate of tax for residents of the state of California, after taking into account the federal income tax deduction for such taxes, reduced by all prior distributions pursuant to this Section 8.1, regardless of the actual federal tax rates applicable to the Members. To the extent that such Minimum Distributions requirement increases the amount of distributed Cash Flow beyond the amount to which a Member would be entitled in the absence thereof, the excess portion shall be considered a prepayment of future distributions of Cash Flow allocable to such Member; provided that adjustments to any such future distributions to that Member shall not decrease his aggregate Cash Flow distributions below an amount necessary to meet the Minimum Distribution requirement for such Member for subsequent Fiscal Years. If upon termination of a Member's interest in the Company, such Member shall have received distributions pursuant to this Section 8.1(b) in excess of the Member's net tax liability as computed herein, such Member shall contribute such excess to the Company within ten (10) days of termination of his interest.

Section 8.2 Withholding. All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article VIII for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

Section 8.3 Limitations on Distribution. Except as provided in this Agreement, no Member shall be entitled to any distribution of cash or other property from the Company. Except at the time of a liquidation pursuant to Article XIII, the Company shall not, without the prior written consent of CS, make any distribution to the Members other than from Net Cash Flow. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its Units in the Company if such distribution would violate the Act or other applicable law.

ARTICLE IX

ALLOCATIONS

Section 9.1 Profits and Losses. All Profits and Losses from operations (as distinguished from gains or losses from a liquidation and winding up of the Company as described in Article XIII) for each Fiscal Year (or part thereof), as determined by the Company's accountants, shall be allocated as follows:

(a) Profits. After giving effect to the special allocations set forth this Article IX, Profits for each Fiscal Year shall be allocated in the following order and priority:

(i) First, among the Members in proportion to and in the reverse order to which any Losses were allocated to them pursuant to Section 9.1(b) below until the cumulative Profits allocated pursuant to this Section 9.1(a)(i) equal the cumulative Losses allocated pursuant to Section 9.1(b); and

(ii) Second, to the Members in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year (in accordance with the definition of "Percentage Interest" under Article I).

(b) Losses. After giving effect to the special allocations set forth this Article IX, Losses for each Fiscal Year shall be allocated in the following order and priority:

(i) First, to the extent that the balance in a Member's Capital Account exceeds its Unrecovered Capital (an "Excess Profit Balance"), in the same proportion that such Member's Excess Profit Balance bears to the Excess Profit Balances of all of the Members, until all of such Excess Profit Balances are reduced to zero;

(ii) Second, to the Members, in proportion to their positive Capital Account balances, until such balances shall are reduced to zero; and

(iii) The balance to the Members in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year (in accordance with the definition of "Percentage Interest" under Article I).

No Losses shall be allocated to any Member to the extent that such Losses would result in an Adjusted Capital Account Deficit. Any Losses disallowed under the foregoing sentence shall be reallocated among the remaining Members. "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

Section 9.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company fiscal year so that an allocation is required by Treasury Regulations Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in Company Minimum Gain as determined by Treasury Regulations Section 1.704-2(g). Such allocations shall be made in a manner and at a time which will satisfy the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(f) and this Section shall be interpreted consistently therewith. "Company

Minimum Gain" shall have the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(b) Member Nonrecourse Minimum Gain Chargeback. If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any Company fiscal year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Treasury Regulations Section 1.704-2(i)(4). This Section shall be interpreted in a manner consistent with such Treasury Regulations. "Member Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Treasury Regulation Section 1.704-2(i)(3).

(c) Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an "Adjusted Capital Account Deficit" in such Member's Capital Account, then such Member will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section 9.2(c) will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IX have been tentatively made as if this Section 9.2(c) were not in the Agreement. For this purpose "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(d) Allocation of Nonrecourse Liability Deductions. Deductions attributable to any Company Nonrecourse Liability shall be allocated among the Members in proportion to their respective Percentage Interests. "Company Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)

(e) Member Nonrecourse Debt Deductions. Deductions attributable to any Member Nonrecourse Debt shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1). "Member Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-1(b)(4).

(f) Advice of Accountants. Allocations made by the Board of Managers under this Section 9.2 in reliance upon the advice of the Company's accountants shall be deemed to be made pursuant to any fiduciary obligation to the Company and the Members.

(g) Section 754 Election. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if such gain or loss increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(h) Imputed Interest. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to its Capital Account, as appropriate.

(i) Contributed Property. Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members, to the extent required by Code Section 704(c) and the related Treasury Regulations under Code Sections 704(b) and 704(c), to take account of the variation between the adjusted tax basis of such property and its Gross Asset Value at the time of its contribution to the Company. If the Gross Asset Value of any Company property is adjusted, as provided in Treasury Regulations Section 1.704-1(b)(2)(iv), then subsequent allocations of income, gain, loss and deduction and the gain asset value of such property shall be adjusted as provided in Code Section 704(c) and the related Treasury Regulations. If Code Section 704(c) and the Treasury Regulations thereunder allow alternative methods of making such acquired allocations, Board of Managers shall determine which alternative method to use. Allocations under this Section 9.2(i) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions under any provision of this Agreement.

(j) Share of Excess Nonrecourse Liabilities. For purposes of calculating a Member's share of "excess nonrecourse liabilities" of the Company (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the Company in proportion to their respective Percentage Interests.

(k) Curative Allocations. The allocations set forth in this Section 9.2 (collectively the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1 and Section 1.704-2. Notwithstanding any other provisions of this Article IX (other than the Regulatory Allocations), the Board of Managers shall, with the advice and assistance of the Company's tax accountants, take the Regulatory Allocations into account in allocating other Profits, Losses, and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

Section 9.3 Allocation and Other Rules.

(a) In the event Members are admitted to the Company pursuant to this Agreement on different dates, the Profits (or Losses) allocated to the Members for each Fiscal Year during which Members are so admitted shall be allocated among the Members in proportion to their Percentage Interests during such Fiscal Year in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Board of Managers.

(b) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board of Managers using any method that is permissible under Section 706 of the Code and the Treasury Regulations thereunder.

(c) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits and Losses for the Fiscal Year in question.

(d) The Members are aware of the income tax consequences of the allocations made by this Article IX and hereby agree to be bound by the provisions of this Article IX in reporting their shares of Company income and loss for income tax purposes.

ARTICLE X

BOOKS AND RECORDS

Section 10.1 Inspection Rights Pursuant to Law. The Company shall have obligations to the Members as set forth in this Article X respecting books, records and financial statements of the Company.

Section 10.2 Books and Records. At all times during the continuance of the Company, the Company shall maintain at its registered office and principal place of business all records and materials the Company is required to maintain at such location under the Act.

Section 10.3 Annual Financial Statements. Unless all of the Members otherwise elect, within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall cause to be delivered to each Member a financial statement of the Company for the prior Fiscal Year, prepared at the expense of the Company, which financial statement shall set forth, as of the end of and for such Fiscal Year, the following:

(a) a profit and loss statement and a balance sheet of the Company;

(b) the balance in each Member's Capital Account; and

(c) such other information as reasonably shall be necessary for the Members to be advised of the financial status and results of operations of the Company.

Section 10.4 Additional Information Rights for CS, Bendigo and Charter.

(a) The Company shall provide the following information to CS, Bendigo and Charter:

(i) As soon as available, but within 90 days after the end of each fiscal year, consolidated statements of income, cash flows and stockholders' equity of the Company and its Subsidiaries as of the end of such fiscal year, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and (except with regard to the fiscal year ending December 31, 2010) accompanied by an opinion of an independent accounting firm of recognized national standing;

(ii) As soon as available, but within 45 days after the end of each fiscal quarter of the Company, unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries as of the end of such quarterly period and for the period from the beginning of the relevant fiscal year to the end of such quarterly period, and unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the Company's quarterly budget and to the corresponding quarter in the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, subject to the absence of footnote disclosures and to normal year-end adjustments for recurring accruals (which shall not be material either individually or in the aggregate);

(iii) As soon as available, but within 30 days after the end of each monthly accounting period of the Company, a monthly report containing such financial information as may be mutually agreed upon by the Company and CS and as may be prepared without undue hardship by the Company (it being understood that during the 2011 fiscal year, this report is anticipated to develop into a format such as would ordinarily be expected from a portfolio company of similar stage and scale); and

(iv) Prior to the beginning of each fiscal year, an annual budget prepared on a monthly basis for the Company and its Subsidiaries for such fiscal year, and promptly upon preparation thereof any other significant budgets prepared by the Company, and any material revisions of such annual or other budgets.

(b) The Company shall permit the CS, Bendigo and Charter, at CS's, Bendigo's or Charter's expense, as the case may be, to visit and inspect the Company's properties, examine its books of account and records and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company.

Section 10.5 Accounting Method. For both financial and tax reporting purposes and for purposes of determining Profits and Losses, the books and records of the Company shall be kept on such method of accounting as determined by the Board of Managers and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

ARTICLE XI

TAX MATTERS

Section 11.1 Taxation as Company. Except to the extent provided in Section 5.8, hereof, the Company shall be treated as a partnership for U.S. federal income tax purposes.

Section 11.2 Federal Tax Returns. The Company shall cause the Company's independent public accountants to prepare, at the expense of the Company, for each Fiscal Year (or part thereof), Federal tax returns in compliance with the provisions of the Code and any required state and local tax returns.

Section 11.3 Member Tax Return Information. The Company, at its expense, shall cause to be delivered to each Member such information as shall be necessary (including a statement for that year of each Member's share of net income, net losses and other items of the Company) for the preparation by the Members of their Federal, state and local income and other tax returns.

Section 11.4 Tax Matters Representative.

(a) The "Tax Matters Member" of the Company for purposes of Section 6231(a)(7) of the Code shall be James C. Wiandt, or if he is no longer a member of the Board of Managers such person selected by the Board of Managers, and shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

(b) The Tax Matters Member shall, within five (5) business days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member.

Section 11.5 Right to Make Section 754 Election. The Board of Managers, in its sole discretion, may make or revoke, on behalf of the Company, an election in accordance with Section 754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of Section 734 of the Code, and in the case of a transfer of a Company Units within the meaning of Section 743 of the Code.

ARTICLE XII

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 12.1 Liability.

(a) Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

(b) Except as otherwise expressly required by law, a Member, in its capacity as Member, shall have no liability in excess of (i) the amount of its Capital Contributions; (ii) its share of any assets and undistributed profits of the Company; (iii) its obligation to make other payments expressly provided for in this Agreement; and (iv) the amount of any distributions wrongfully distributed to it.

Section 12.2 Exculpation.

(a) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits, Losses or Net Cash Flow or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

Section 12.3 Indemnification. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that: (i) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company; (ii) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement; and (iii) with respect to any criminal action or proceeding, such Covered Person had no reasonable cause to believe his action or omission was unlawful, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.3 shall be provided out of and to the extent of Company assets only (including the proceeds of any insurance policy obtained pursuant to Section 12.5 hereof), and no Covered Person shall have any personal liability on account thereof.

Section 12.4 Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 12.3 hereof.

Section 12.5 Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board of Managers shall, in its sole discretion, deem reasonable, on behalf of Covered Persons and such other Persons as the Board of Managers shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Board of Managers and the Company may enter into indemnity contracts with Covered Persons and such other Persons as the Board of Managers shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 12.4 hereof and containing such other procedures regarding indemnification as are appropriate.

Section 12.6 Payments to Third Parties. The Members shall indemnify and hold harmless each other in respect of payments to any third party for valid Company debts within the permitted scope of this Company that any Member makes in excess of its pro rata share thereof as determined in accordance with their Company Units existing at the time of the payment in question.

Section 12.7 Certain Liabilities. Each Member agrees to be liable for the Capital Contributions required to be made by such Member, and subject to the other provisions of this Agreement, in the event a Member becomes liable for any liabilities of the Company, the Members shall bear such liability in proportion to their then existing Company Units. Each Member agrees to indemnify and save harmless the other Member to the extent that any Member bears a disproportionate share of any such losses or liabilities of the Company. Notwithstanding the above, no Member shall be indemnified and held harmless by the other Members to the extent that such losses or liabilities arise from fraud, gross negligence, or dishonest conduct on the part of such Member.

Section 12.8 Acts Performed Outside the Scope of the Company. Each Member (the "Indemnitor") shall indemnify, defend, save and hold harmless the other Member (the "Indemnitee") from any and all claims, liabilities, demands, actions and rights of action that shall or may arise by virtue of any act or thing done or omitted to be done by the Indemnitor (directly or through agents or employees) outside the scope of, or in breach of, the terms of this Agreement; provided, however, that the Indemnitor shall be properly notified of the existence of the claim, demand, action or right of action, and shall be given reasonable opportunity to cure any act or omission causing liability, and participate in the defense thereof. The Indemnitee's failure to give such notice shall not affect the Indemnitor's obligations hereunder, except to the extent of any actual prejudice arising therefrom.

Section 12.9 Liability of Members to Company. Unless otherwise provided in this Agreement, no Member shall be liable to any the other Member or to the Company by reason of such Member's actions in connection with the Company, except in the event of a violation of any provision of this Agreement, fraud, gross negligence or dishonest conduct.

Section 12.10 Attorneys' Fees. All of the indemnities provided in this Agreement shall include reasonable attorneys' fees, including appellate attorneys' fees and court costs.

Section 12.11 Subordination of Other Rights to Indemnity. The interests of the Members in any proceeds of the Company by way of repayment of loans, return of any Capital Contributions, or any distributions from the Company, shall be subordinated to the right of Member to the indemnities provided by this Article XII.

Section 12.12 Survival of Indemnity Provisions. Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive a Member's ceasing to be a Member hereunder.

ARTICLE XIII

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1 No Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substitute Members in accordance with the terms of this Agreement, or the withdrawal of a Member.

Section 13.2 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the determination of the Board of Managers;

(b) at such time as there are no Members;

(c) the entry of a decree of judicial dissolution under the Act; or

(d) the sale or disposition of all or substantially all of the Property.

Notwithstanding the foregoing, the prior written consent of CS shall be required for any dissolution of the Company prior to August 17, 2011, if in such dissolution the proceeds that would be paid to CS would be less than $1,500,000. From and after August 17, 2011, the preceding sentence shall be of no further force or effect.

Section 13.3 Notice of Dissolution. Upon the dissolution of the Company, the Board of Managers shall promptly notify the Members of such dissolution.

Section 13.4 Liquidation.

(a) Upon dissolution of the Company, the Board of Managers (in such capacity, the "Liquidating Trustee") shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed in the following order and priority:

(i) first, to payment of all expenses and debts of the Company and setting up of such reserves as the Board of Managers reasonably deems necessary to wind up the Company's affairs and to provide for any contingent liabilities or obligations of the Company; provided that the unpaid principal of and interest on any loans made to the Company by Members (and their Affiliates), and by Members deemed to have made Deficiency Loans pursuant to Section 4.1 hereof, shall be distributed pro rata to the Members (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(ii) second, the balance to the Members in accordance with the positive balances remaining in their Capital Accounts.

(b) Profits and Losses of the Company following the date of dissolution shall be determined in accordance with the provisions of this Agreement and shall be credited or charged to the Capital Accounts of the Members pursuant to Article IX in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation. Any taxable gain or any loss upon the sale, transfer, or other disposition of Company assets following the date of dissolution shall also be allocated to the Members in accordance with the allocation of Profits and Losses set forth in Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation.

Section 13.5 Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII and the Certificate shall have been canceled in the manner required by the Act.

Section 13.6 Claims of the Members or Third Parties. The Members and former Members shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member; provided, however, that nothing contained herein shall be deemed to limit the rights of a Member under applicable law. In the event any Member has a deficit balance in its Capital Account at the time of the Company's dissolution, it shall not be required to restore such account to a positive balance or otherwise make any payments to the Company or its creditors or other third parties in respect of such deficiency.

Section 13.7 Distributions In-Kind. If any assets of the Company shall be distributed in kind, such assets shall be distributed to the Member(s) entitled thereto as tenants-in-common in the same proportions as such Member(s) would have been entitled to cash distributions if (i) such assets had been sold for cash by the Company at the fair market value of such property (taking the Gross Asset Value definition herein and Code Section 7701(g) into account) on the date of distribution; (ii) any unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) that would be realized by the Company from such sale were allocated among the Member(s) as Profits or Losses in accordance with this Agreement; and (iii) the cash proceeds were distributed to the Member(s) in accordance this Article XIII. The Capital Accounts of the Member(s) shall be increased by the amount of any unrealized income or gain inherent in such property or decreased by the amount of any loss or deduction inherent in such property that would be allocable to them, and shall be reduced by the fair market value of the assets distributed to them under the preceding sentence.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail or by recognized overnight delivery or courier service (e.g., Federal Express), as follows:

(a) if given to the Company, in care of the Board of Managers at the principal place of business of the Company set forth in Section 2.5 hereof.

(b) if given to any Member, at the address such Member may hereafter designate by written notice to the Company.

Section 14.2 Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 14.3 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 14.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

Section 14.5 Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and "Paragraphs" shall refer to corresponding provisions of this Agreement.

Section 14.6 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 14.7 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

Section 14.8 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 14.9 Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 14.10 Dealings in Good Faith; Best Efforts. Except as otherwise expressly set forth herein, each party hereto agrees to act in good faith with respect to the other party in exercising its rights and discharging its obligations under this Agreement. Each party further agrees to use its best efforts to ensure that the purposes of this Agreement are realized and to take all steps as are reasonable in order to implement the operational provisions of this Agreement. Each party agrees to execute, acknowledge, if necessary, deliver and file any document or instrument necessary or advisable to realize the purposes of this Agreement.

Section 14.11 Partition of the Property. Each Member agrees that it shall have no right to partition the Property, or any portion thereof, and each Member agrees that it shall not make application to any court or authority having jurisdiction in the matter to commence or prosecute any action or proceeding for partition of the Property, or any portion thereof. Upon the breach of this Section by any Member, the other Member, in addition to all other rights and remedies in law and equity, shall be entitled to a decree or order dismissing application, action or proceeding.

Section 14.12 Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in their being deemed a third party beneficiary of this Agreement.

Section 14.13 Tax Disclosure Authorization Notwithstanding anything herein to the contrary, the Member (and each Affiliate and Person acting on behalf of any Member) agree that each Member (and each employee, representative, and other agent of such Member) may disclose to any and all Persons, without limitation of any kind, the transaction's tax treatment and tax structure (as such terms are used in Sections 6011 and 6112 of the Code and the Treasury Regulations thereunder) contemplated by this agreement and all materials of any kind (including opinions or other tax analyses) provided to such Member or such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.

[Signatures continued on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:____________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:___________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:______________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:___________________________
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:____________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network

By: ______________________

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl

Christian W. Magoon

Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

____
James C. Wiandt

____
Donald Friedman

____
Fernando Rivera

____
Matthew Hougan

Charter Financial Publishing Network

By:__________________________

____
Kevin T. Gannon

____
Peter G. Hussey

____
Caren Paradise Kohl

____
Christian W. Magoon

____
Robert R. Paradise

____
Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network

By:

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl

Christian W. Magoon

Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

James C. Wiandt

Donald Friedman

Fernando Rivera

Matthew Hougan

Charter Financial Publishing Network

By:

Kevin T. Gannon

Peter G. Hussey

Caren Paradise Kohl

Christian W. Magoon

Robert R. Paradise

Andrew S. Pedersen

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Marital Trust created under the Rivera Family Trusts

By:______________________ and

____

____
Marilyn D. Rogala

____
Steven A. Schoenfeld

____
Evan G. Simonoff

____
Dave R. Smith

JS Squared Holdings LLC (Formerly Julie Southard Trust)

By:______________________

____
Charlie Stroller

____
Lisa Stroller

____
Fernando R. Rivera

____
Marilyn D. Rogala

____
Steven A. Schoenfeld

____
Evan G. Simonoff

____
Dave R. Smith

JS Squared Holdings LLC (Formerly
Julie Southard Trust)

By:____________________________

____
Charlie Stroller

____
Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt
Revocable Living Trust

By:____________________________

Fernando R. Rivera

Marilyn D. Rogala

Steven A. Schoenfeld

Evan G. Simonoff

Dave R. Smith

JS Squared Holdings LLC (Formerly
Julie Southard Trust)

By:______________________________

Charlie Stroller

Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt
Revocable Living Trust

By:______________________________

Fernando R. Rivera

Marilyn D. Rogala

Steven A. Schoenfeld

Evan G. Simonoff

Dave R. Smith

JS Squared Holdings LLC (Formerly Julie Southard Trust)

By:________________________

Charlie Stroller

Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt Revocable Living Trust

By:________________________

____
Fernando R. Rivera

____
Marilyn D. Rogala

____
Steven A. Schoenfeld

____
Evan G. Simonoff

____
Dave R. Smith

JS Squared Holdings LLC (Formerly
Julie Southard Trust)

By:____________________________

____
Charlie Stroller

____
Lisa Stroller

UA 12-03-1997 John A. And Catherine D. Wiandt
Revocable Living Trust

By: Catherine D. Wiandt

Credit Suisse First Boston Next Fund, Inc.

By: [signature]
Name: Alan Freudenstein
Title: V.P

Bendigo Holdings IV LLC

By:__________________________
Name:________________________
Title:_________________________

Rodber Investments Ltd.

By:__________________________
Name:________________________
Title:_________________________

CHJ Capital

By:__________________________
Name:________________________
Title:_________________________

Credit Suisse First Boston Next Fund, Inc.

By:__________________________
Name:________________________
Title:_________________________

Bendigo Holdings IV LLC

DocuSigned by:

By: 2C2466DF25DD49E...
Name: Morgan Dunbar
Title: Partner

Rodber Investments Ltd.

By:__________________________
Name:________________________
Title:_________________________

CHJ Capital

By:__________________________
Name:________________________
Title:_________________________

Credit Suisse First Boston Next Fund, Inc.

By:____________________________
Name:__________________________
Title:___________________________

Bendigo Holdings IV LLC

By:____________________________
Name:__________________________
Title:___________________________

Rodber Investments Ltd.

By: [signature]
Name: G. Thurston
Title: Director

CHJ Capital

By:____________________________
Name:__________________________
Title:___________________________

Credit Suisse First Boston Next Fund, Inc.

By:__________________________
Name:________________________
Title:_________________________

Bendigo Holdings IV LLC

By:__________________________
Name:________________________
Title:_________________________

Rodber Investments Ltd.

By:__________________________
Name:________________________
Title:_________________________

CHJ Capital

By: [signature]
Name: Barry Grossman
Title: Managing Member

SCHEDULE A

IndexUniverse LLC
Capitalization Table
As of July 31, 2013

		Primary Units	Approximate % Primary Units	Approximate % Fully-Diluted Units	Capital Contributions
Partners					
James Wiandt	b	479,904	34.73%	31.98%	228,727
Donald Friedman		149,300	10.81%	9.95%	153,000
Fernando Rivera Jr.		60,700	4.39%	4.05%	66,300
Matthew Hougan		23,300	1.69%	1.55%	25,500
Investors					
Charter Financial Publishing Network		122,007	8.83%	8.13%	1,250,000
Peter Hussey	a	15,000	1.09%	1.00%	150,000
Kevin Gannon	a	10,000	0.72%	0.67%	100,000
David & Kimberly Smith	a	6,000	0.43%	0.40%	60,000
Charlie Stroller	a	5,000	0.36%	0.33%	50,000
Lisa Stroller	a	5,000	0.36%	0.33%	50,000
Andrew Pedersen	a	5,000	0.36%	0.33%	50,000
Evan Simonoff	a	3,000	0.22%	0.20%	30,000
Marilyn Rogala	a	2,500	0.18%	0.17%	25,000
Caren Paradise Kohl	a	2,500	0.18%	0.17%	25,000
Robert Paradise		2,500	0.18%	0.17%	25,000
JS Squared Holdings LLC		25,000	1.81%	1.67%	250,000
Christian Magoon		10,000	0.72%	0.67%	100,000
Rivera Family Trusts	b	38,204	2.77%	2.55%	400,000
Steven Schoenfeld	b	14,401	1.04%	0.96%	150,000
Credit Suisse First Boston Next Fund, Inc.		150,000	10.86%	10.00%	1,500,000
Bendigo Holding IV LLC		23,500	1.70%	1.57%	235,000
Catherine D. Wiandt	b	8,803	0.64%	0.59%	100,000
CHJ Capital	b	66,021	4.78%	4.40%	750,000
Rodber Investments Ltd	b	154,049	11.15%	10.27%	1,750,000
Total Units		1,381,690	100.00%		7,523,527
Options granted as of June 30, 2013		118,850			
Authorized but unissued options		81,150			

a Affiliated with Charter Financial Advisors
b Units after anticipated July 2013 investment round

ATL 19290995v1

Exhibit C

Constitución de la Compañía of Index

(Attached)

Tng: 0/253



NOTARIA TRIGESIMA SEPTIMA

HR

DR. ROBERTO DUEÑAS MERA

PRIMERA

COPIA

DE: PROTOCOLIZACIÓN DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA, OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS

OTORGADO POR:

A FAVOR DE:

EL: 01 DE FEBRERO DEL 2.008

PARROQUIA:

CUANTIA: INDETERMINADA

Quito, a 01 de FEBRERO de 2.008

AV. REPUBLICA 476 Y DIEGO DE ALMAGRO
EDIFICIO: PRESIDENTE
4TO. Piso
TELEFONOS: 254 - 9425 / 222-2870
TELEFAX. 290 - 7122
E-mail: notaria37@access.net.ec


NOTARIA

ESCRITURA PÚBLICA DE CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA

OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SANCHEZ

CUANTIA: USD $ 1.000,00

QUITO, 15 DE ENERO DEL AÑO 2008

&&&&&&&&&&&&&&&&&&&

DI: 03 COPIAS +1

JP


NOTARIA

ESCRITURA DE CONSTITUCION DE LA COMPAÑÍA INDEXPUBS S.A.

OTORGADA POR:

FERNANDO ERNESTO RIVERA ZEPEDA

Y

CLARA MERCEDES ZEPEDA SANCHEZ

CUANTIA: USD 1.000

DI: COPIAS

&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&

EN LA CIUDAD DE QUITO, DISTRITO METROPOLITANO, CAPITAL DE LA REPUBLICA DEL ECUADOR EL DIA DE HOY MARTES (15) QUINCE DE ENERO DEL AÑO DOS MIL OCHO, ANTE MI DOCTOR **ROBERTO DUEÑAS MERA**, NOTARIO TRIGESIMO SEPTIMO DEL CANTÓN QUITO COMPARECEN A LA SUSCRIPCION DE LA PRESENTE ESCRITURA PÚBLICA DE **CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA** EL SEÑOR FERNANDO ERNESTO RIVERA ZEPEDA Y LA SEÑORA CLARA MERCEDES ZEPEDA SÁNCHEZ, TODOS POR SUS PROPIOS Y PERSONALES DERECHOS. LOS COMPARECIENTES SON DE NACIONALIDAD ECUATORIANA EL PRIMERO Y ESTADOUNIDENSE LA SEGUNDA, INTELIGENTE EN EL IDIOMA CASTELLANO, MAYORES DE EDAD, DE ESTADO CIVIL CASADOS, DOMICILIADOS EN LA CIUDAD DE QUITO, LEGALMENTE CAPACES PARA CONTRATAR Y OBLIGARSE, A QUIENES DE CONOCER DOY FE, EN VIRTUD DE HABERME EXHIBIDO SUS CEDULAS DE CIUDADANIA E IDENTIDAD RESPECTIVAMENTE, CUYA COPIA FOTOSTÁTICA DEBIDAMENTE CERTIFICADA POR MI EL NOTARIO SE AGREGA. ADVERTIDO QUE FUERON LOS COMPARECIENTES POR MI EL NOTARIO DE LOS

EFECTOS Y RESULTADOS DE ESTA ESCRITURA, ASI EXAMINADOS QUE FUERON EN FORMA AISLADA Y SEPARADA DE QUE COMPARECEN AL OTORGAMIENTO DE ESTA ESCRITURA SIN COACCION, AMENAZAS, TEMOR REVERENCIAL NI PROMESA O SEDUCCION, ME PIDEN QUE ELEVE A ESCRITURA PUBLICA EL TEXTO DE LA MINUTA QUE ME PRESENTAN CUYO TENOR LITERAL QUE SE TRANSCRIBE A CONTINUACION ES EL SIGUIENTE: "**SEÑOR NOTARIO**: EN EL REGISTRO DE ESCRITURAS PÚBLICAS A SU CARGO, SÍRVASE INSERTAR UNA DE CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA, DE CONFORMIDAD CON LAS CLÁUSULAS QUE SON DEL SIGUIENTE TENOR: **CLÁUSULA PRIMERA: COMPARECIENTES.-** COMPARECEN AL OTORGAMIENTO DEL PRESENTE CONTRATO DE CONSTITUCIÓN DE UNA SOCIEDAD ANÓNIMA LA SEÑORA CLARA MERCEDES ZEPEDA SANCHEZ Y EL SEÑOR FERNANDO ERNESTO RIVERA ZEPEDA. LOS COMPARECIENTES SON DE NACIONALIDAD ESTADOUNIDENSE LA PRIMERA Y ECUATORIANA EL SEGUNDO, MAYORES DE EDAD, DE ESTADO CIVIL CASADOS, DOMICILIADOS EN LA CIUDAD DE QUITO, DISTRITO METROPOLITANO; HÁBILES PARA CONTRATAR Y OBLIGARSE, QUIENES COMPARECEN POR SUS PROPIOS Y PERSONALES DERECHOS Y MANIFIESTAN QUE ES SU VOLUNTAD UNIR SUS CAPITALES PARA CONSTITUIR, COMO EN EFECTO LO HACEN, UNA SOCIEDAD ANÓNIMA AJUSTADA A LOS PRECEPTOS DE LA LEY DE COMPAÑÍAS Y AL ESTATUTO QUE CONSTA EN LAS CLÁUSULAS SIGUIENTES: **CLÁUSULA SEGUNDA: ESTATUTO DE LA COMPAÑÍA INDEXPUBS S.A. TITULO PRIMERO.- DENOMINACIÓN, NACIONALIDAD, DOMICILIO, PLAZO Y OBJETO.- ARTÍCULO PRIMERO: DENOMINACIÓN.-** LA COMPAÑÍA SE DENOMINARÁ **INDEXPUBS S.A.** DENOMINACIÓN QUE LA UTILIZARÁ PARA TODAS SUS OPERACIONES.- **ARTÍCULO SEGUNDO: NACIONALIDAD.-** LA COMPAÑÍA QUE SE CONSTITUYE ES DE NACIONALIDAD ECUATORIANA Y SE REGIRÁ A LAS LEYES ECUATORIANAS Y AL PRESENTE ESTATUTO.- **ARTÍCULO TERCERO: DOMICILIO.-** EL DOMICILIO PRINCIPAL DE LA COMPAÑÍA ES LA

CIUDAD DE QUITO, DISTRITO METROPOLITANO, SIN PERJUICIO DE QUE SE PUEDAN ESTABLECER SUCURSALES O AGENCIAS EN UNO O MÁS LUGARES DENTRO O FUERA DE LA REPÚBLICA DEL ECUADOR.- **ARTÍCULO CUARTO: PLAZO.-** LA COMPAÑÍA TENDRÁ UN PLAZO DE DURACIÓN DE CINCUENTA (50) AÑOS CONTADOS A PARTIR DE LA FECHA DE INSCRIPCIÓN EN EL REGISTRO MERCANTIL, SIN EMBARGO, LA JUNTA GENERAL, CONVOCADA EXPRESAMENTE PARA EL EFECTO, PODRÁ DISOLVERLA EN CUALQUIER TIEMPO O PRORROGAR EL PLAZO DE DURACIÓN.- **ARTÍCULO QUINTO: OBJETO.-** LA SOCIEDAD TENDRÁ POR OBJETO LO SIGUIENTE: **A)** DISEÑO, ALOJAMIENTO, MANTENIMIENTO DE PAGINAS WEB; **B)** PROGRAMACION DE BASES DE DATOS; **C)** ASESORIA EN PROMOCION, MARKETING Y COMERCIO ELECTRONICO (E-COMMERCE); **D)** DISEÑO, INSTALACION Y MANTENIMIENTO DE REDES INTERNAS; **E)** ADIESTRAMIENTO EN EL AREA SE COMPUTACIÓN Y USO DE INTERNET; **F)** PRESTACION DE SERVICIOS RELACIONADOS CON LA TECNOLOGIA DE LA INFORMATICA Y COMERCIO ELECTRONICO. - LA COMPAÑÍA NO PODRÁ DEDICARSE A LA INTERMEDIACIÓN FINANCIERA NI A LA COMPRA DE CARTERA BAJO NINGUNA MODALIDAD.- PARA EL DESARROLLO DE SU OBJETO SOCIAL LA SOCIEDAD PODRÁ CELEBRAR TODA CLASE DE ACTOS O CONTRATOS PERMITIDOS POR LAS LEYES ECUATORIANAS QUE SEAN NECESARIOS PARA EL CUMPLIMIENTO DE SU OBJETO SOCIAL.- **TITULO SEGUNDO.- DEL CAPITAL Y LAS ACCIONES.- ARTÍCULO SEXTO: EL CAPITAL AUTORIZADO.-** EL CAPITAL AUTORIZADO DE LA COMPAÑÍA ES DE **DOS MIL 00/100 DÓLARES (USD $ 2.000,00) DE LOS ESTADOS UNIDOS DE AMÉRICA** MONTO HASTA EL CUAL SE PODRÁ DISPONER LA SUSCRIPCIÓN Y EMISIÓN DE ACCIONES. LA JUNTA GENERAL PODRÁ ELEVAR EN CUALQUIER MOMENTO EL CAPITAL AUTORIZADO PREVIO EL CUMPLIMIENTO DE LAS FORMALIDADES LEGALES Y ESTATUTARIAS.- **ARTÍCULO SÉPTIMO: EL CAPITAL SUSCRITO.-** EL CAPITAL SUSCRITO DE LA COMPAÑÍA ES DE **MIL 00/100 DÓLARES (USD $ 1.000,00) DE LOS ESTADOS UNIDOS DE**

AMÉRICA, DIVIDIDO EN MIL (1000) ACCIONES ORDINARIAS NOMINATIVAS, IGUALES E INDIVISIBLES DE UN DÓLAR (USD $ 1,00) CADA UNA, REPRESENTADAS POR TÍTULOS NEGOCIABLES QUE A SU VEZ PODRÁN CORRESPONDER A UNA O MÁS ACCIONES,.- **ARTÍCULO OCTAVO: DE LAS ACCIONES**.- CADA TÍTULO PODRÁ REPRESENTAR UNA O MÁS ACCIONES. TANTO LOS TÍTULOS COMO LAS ACCIONES DEBERÁN SER ENUMERADAS Y CADA ACCIÓN LIBERADA DARÁ DERECHO A UN VOTO EN JUNTA GENERAL. LA NUMERACIÓN DE LAS ACCIONES SERÁ DE CERO CERO UNO (001) EN ADELANTE. LOS TÍTULOS ACCIÓN SE ESCRIBIRÁN EN IDIOMA CASTELLANO, CONTENDRÁN LAS DECLARACIONES EXIGIDAS POR LA LEY DE COMPAÑÍAS Y DEBERÁN ESTAR FIRMADAS POR EL PRESIDENTE Y EL GERENTE GENERAL DE LA COMPAÑÍA. CADA VEZ QUE SE PROCEDA A REALIZAR UNA NUEVA SUSCRIPCIÓN DE CAPITAL, HASTA LLEGAR AL CAPITAL AUTORIZADO, LA COMPAÑÍA EMITIRÁ NUEVOS TÍTULOS QUE REPRESENTEN LAS ACCIONES ADICIONALES O A SU VEZ EMITIRÁ ACCIONES SUSTITUTIVAS INCORPORANDO EN LOS NUEVOS TÍTULOS, LAS ACCIONES ANTERIORES COMO A LAS ACCIONES DE LA NUEVA EMISIÓN. EN CASO DE PÉRDIDA O DESTRUCCIÓN DE UN TÍTULO ACCIÓN, LA COMPAÑÍA LO DECLARARÁ NULO Y EMITIRÁ UNO NUEVO DESPUÉS DE HABER TRANSCURRIDO TREINTA (30) DÍAS DESDE LA ÚLTIMA PUBLICACIÓN POR LA PRENSA, EN UNO DE LOS DIARIOS DE MAYOR CIRCULACIÓN DEL DOMICILIO PRINCIPAL DE LA COMPAÑÍA, QUE DEBERÁN HACERSE DE PARTE DE LA MISMA Y SIEMPRE QUE NO SE HAYA PRESENTADO RECLAMO ALGUNO SOBRE LA PROPIEDAD DEL TÍTULO EN MENCIÓN. LOS GASTOS QUE DEMANDE ESTE TRÁMITE SERÁN PAGADOS POR PARTE DEL INTERESADO. **ARTÍCULO NOVENO.- SUSCRIPCIÓN Y PAGO DE CAPITAL.-** LOS ACCIONISTAS CANCELAN EN NUMERARIO ÚNICAMENTE EL CINCUENTA POR CIENTO (50 %) DEL CAPITAL SOCIAL COMO SE DESPRENDE DEL CUADRO DE INTEGRACIÓN DE CAPITAL QUE ACONTINUACION SE DETALLA:----------
----

Accionista	Nacionalidad	Capital Suscrito	Capital Pagado	Capital Por pagar	No. acciones	
Clara Mercedes Zepeda Sánchez	Estadounidense	USD 100,00	USD 50,00	USD 50,00	100	10%
Fernando Ernesto Rivera Zepeda	Ecuatoriana	USD 900,00	USD 450,00	USD 450,00	900	90%
Total		USD 1.000,00	USD 500,00	USD 500,00	1000	100%

EL CINCUENTA POR CIENTO (50%) RESTANTE, ES DECIR QUINIENTOS 00/100 DÓLARES (USD $500,00) DE LOS ESTADOS UNIDOS DE AMÉRICA, LOS ACCIONISTAS SE COMPROMETEN A PAGARLO DENTRO DEL PLAZO DE UN AÑO CONTADO A PARTIR DE LA FECHA DE INSCRIPCIÓN DE LA COMPAÑÍA EN EL REGISTRO MERCANTIL. POR EL CAPITAL PAGADO EN NUMERARIO, DE ACUERDO AL DETALLE SEÑALADO ANTERIORMENTE, SE ADJUNTA EL CERTIFICADO DE DEPÓSITO BANCARIO EN LA CUENTA DE INTEGRACIÓN DE CAPITAL, PARA QUE SE AGREGUE COMO PARTE INTEGRANTE DE ESTA ESCRITURA. LA INVERSIÓN QUE REALIZAN LOS ACCIONISTAS ES DE CARÁCTER NACIONAL.- **TITULO TERCERO.- ESTRUCTURA ADMINISTRATIVA: JUNTA GENERAL Y ADMINISTRADORES.- ARTÍCULO DÉCIMO: ESTRUCTURA ADMINISTRATIVA.-** LA COMPAÑÍA ESTARÁ GOBERNADA POR LA JUNTA GENERAL DE ACCIONISTAS Y POR TANTO SERÁ EL ORGANO SUPREMO. EL PRESIDENTE SE ENCARGARA DE PRESIDIR LA JUNTA GENERAL; Y, EL GERENTE GENERAL EJERCERÁ LA REPRESENTACIÓN LEGAL, JUDICIAL Y EXTRAJUDICIAL.- **CAPITULO PRIMERO.- DE LA JUNTA GENERAL.- ARTÍCULO DÉCIMO PRIMERO: DE LA JUNTA GENERAL DE ACCIONISTAS.-** LA JUNTA GENERAL, FORMADA POR LOS ACCIONISTAS DE LA COMPAÑÍA LEGALMENTE CONVOCADOS Y REUNIDOS, ES LA MÁXIMA AUTORIDAD Y ÓRGANO SUPREMO DE LA MISMA. LAS DECISIONES TOMADAS POR LA JUNTA GENERAL DE ACCIONISTAS DE CONFORMIDAD CON LA LEY Y EL PRESENTE

DE UN MISMO MANDANTE EN SENTIDO DISTINTO, PERO LA PERSONA QUE SEA MANDATARIO DE VARIOS ACCIONISTAS PUEDE VOTAR EN SENTIDO DIFERENTE EN REPRESENTACIÓN DE CADA UNO DE SUS MANDANTES. LOS ADMINISTRADORES DE LA COMPAÑÍA NO PODRÁN SER REPRESENTANTES CONVENCIONALES.- **ARTÍCULO DÉCIMO QUINTO: DEL QUÓRUM Y MAYORÍA**.- EN TODO LO RELATIVO AL QUÓRUM PARA LA INSTALACIÓN DE LA JUNTA GENERAL, SE ESTARÁ A LO DISPUESTO POR LA LEY DE COMPAÑÍAS. LAS RESOLUCIONES DE LA JUNTA GENERAL SERÁN TOMADAS POR MAYORÍA DE VOTOS DEL CAPITAL PAGADO CONCURRENTE, SALVO LAS EXCEPCIONES PREVISTAS EN LA LEY DE COMPAÑÍAS Y EN ESTE ESTATUTO. LOS VOTOS EN BLANCO Y LAS ABSTENCIONES SE SUMARÁN A LA MAYORÍA.- **ARTÍCULO DÉCIMO SEXTO: DE LA DIRECCIÓN Y LAS ACTAS**.- LAS JUNTAS GENERALES SERÁN PRESIDIDAS POR EL PRESIDENTE O POR QUIEN ESTUVIERE HACIENDO SUS VECES, O SI SE ACORDARE, SERÁN DIRIGIDAS POR LA PERSONA ELEGIDA POR LA MISMA JUNTA PARA EL EFECTO. EN LA JUNTA GENERAL ACTUARA COMO SECRETARIO EL GERENTE GENERAL O LA PERSONA AD-HOC QUE FUERE ELEGIDA PARA EL EFECTO POR LA JUNTA GENERAL. LAS ACTAS SERÁN RESUMIDAS, SE EXTENDERÁN A MÁQUINA O COMPUTADORA, EN HOJAS MÓVILES, LAS MISMAS QUE SERÁN FOLIADAS Y CON NUMERACIÓN CONTINUA Y SUCESIVA, RUBRICADAS UNA POR UNA POR EL SECRETARIO Y FIGURARÁN UNA A CONTINUACIÓN DE OTRA. EL ACTA DE LAS DELIBERACIONES Y ACUERDOS DE LA JUNTA GENERAL LLEVARÁ LAS FIRMAS DE QUIENES HUBIEREN ACTUADO COMO PRESIDENTE, SECRETARIO Y DE LOS ACCIONISTAS CONCURRENTES A LA JUNTA DE QUE SE TRATE.- **ARTÍCULO DÉCIMO SÉPTIMO: DE LAS ATRIBUCIONES**.- SON ATRIBUCIONES DE LA JUNTA GENERAL DE ACCIONISTAS: **A)** DESIGNAR AL PRESIDENTE Y GERENTE GENERAL DE LA COMPAÑÍA Y A LOS COMISARIOS PRINCIPAL Y SUPLENTE; QUIENES PUEDEN SER ACCIONISTAS O NO DE LA COMPAÑÍA; **B)** CONOCER Y APROBAR EL BALANCE GENERAL, QUE IRÁ ACOMPAÑADO DEL ESTADO DE

ESTATUTO, OBLIGA A TODOS LOS ACCIONISTAS, INCLUSO A LOS AUSENTES Y DISIDENTES, SIN PERJUICIO DEL DERECHO DE IMPUGNACIÓN.- **ARTÍCULO DÉCIMO SEGUNDO: CLASES DE JUNTAS**.- LAS JUNTAS GENERALES DE ACCIONISTAS SERÁN ORDINARIAS O EXTRAORDINARIAS. LAS ORDINARIAS SE REUNIRÁN UNA VEZ AL AÑO, DENTRO DE LOS TRES MESES POSTERIORES A LA FINALIZACIÓN DEL EJERCICIO ECONÓMICO DE LA COMPAÑÍA. LAS EXTRAORDINARIAS, CUANDO ASÍ LO RESUELVA EL PRESIDENTE O EL GERENTE GENERAL DE LA COMPAÑÍA Y EN LOS DEMÁS CASOS CONTEMPLADOS EN LA LEY DE COMPAÑÍAS Y EN ESTE ESTATUTO. LA JUNTA GENERAL TAMBIÉN PODRÁ REUNIRSE DE CONFORMIDAD CON LO PRESCRITO CON EL ARTÍCULO DOSCIENTOS TREINTA Y OCHO DE LA LEY DE COMPAÑÍAS.- **ARTÍCULO DÉCIMO TERCERO.- DE LA CONVOCATORIA**.- SIN PERJUICIO DE LAS ATRIBUCIONES QUE SOBRE ESTE PUNTO RECONOCE LA LEY AL SUPERINTENDENTE DE COMPAÑÍAS, LA CONVOCATORIA A JUNTA GENERAL LA HARÁ, POR LA PRENSA, EL PRESIDENTE O EL GERENTE GENERAL CON OCHO DIAS DE ANTICIPACIÓN, POR LO MENOS, AL DIA FIJADO PARA LA REUNIÓN SIN CONTAR PARA EL EFECTO CON EL DIA A CELEBRARSE LA REUNIÓN. LOS ACCIONISTAS QUE RESIDAN FUERA DEL DOMICILIO PRINCIPAL DE LA COMPAÑÍA, PODRÁN SER CONVOCADOS MEDIANTE FAX, CORREO EXPRESO, CORREO ELECTRÓNICO, CURRIER Y/O POR CUALQUIER OTRO MEDIO CONOCIDO O POR CONOCERSE. EN TODO LO DEMÁS SE ESTARÁ A LO DISPUESTO EN LA LEY DE COMPAÑÍAS.- **ARTÍCULO DÉCIMO CUARTO: REPRESENTACIÓN ANTE LA COMPAÑÍA.**- LOS ACCIONISTAS PODRÁN HACERSE REPRESENTAR ANTE LA JUNTA GENERAL DE ACCIONISTAS PARA EJERCER SUS DERECHOS Y ATRIBUCIONES, MEDIANTE PODER NOTARIAL O MEDIANTE CARTA - PODER DIRIGIDA AL PRESIDENTE O AL GERENTE GENERAL. CADA ACCIONISTA NO PODRÁ HACERSE REPRESENTAR SINO POR SOLO UN MANDATARIO A LA VEZ, CUALQUIERA QUE SEA EL NÚMERO DE SUS ACCIONES. ASÍ MISMO, EL MANDATARIO NO PUEDE VOTAR EN REPRESENTACIÓN DE OTRA U OTRAS ACCIONES

COMO SECRETARIO EN LAS SESIONES DE JUNTA GENERAL DE LA COMPAÑÍA; **B)** SUSCRIBIR CONJUNTAMENTE CON EL PRESIDENTE LOS TÍTULOS DE ACCIONES DE LA COMPAÑÍA; **C)** REPRESENTAR LEGAL JUDICIAL Y EXTRAJUDICIALMENTE A LA COMPAÑÍA EN FORMA INDIVIDUAL; **D)** ADMINISTRAR LA COMPAÑÍA CON LAS ATRIBUCIONES QUE LE CONFIEREN LA LEY DE COMPAÑÍAS Y EL PRESENTE ESTATUTO; **E)** REALIZAR TODOS LOS ACTOS DE ADMINISTRACIÓN Y GESTIÓN DIARIA ENCAMINADOS A LAS CONSECUCIÓN DEL OBJETO SOCIAL DE LA COMPAÑÍA; **F)** EJERCER Y CUMPLIR TODAS LAS ATRIBUCIONES Y DEBERES QUE RECONOCE Y CONFIERE LA LEY, EL PRESENTE ESTATUTO Y LA JUNTA GENERAL, ASÍ COMO TODAS AQUELLAS QUE SEAN INHERENTES A SU FUNCIÓN Y NECESARIAS PARA EL CABAL CUMPLIMIENTO DE SU COMETIDO.- **TITULO CUARTO.- DE LA FISCALIZACIÓN.- ARTÍCULO VIGÉSIMO: DEL COMISARIO.-** LA JUNTA GENERAL, EN SU REUNIÓN ORDINARIA ANUAL, NOMBRARÁ COMISARIO PRINCIPAL Y SU RESPECTIVO SUPLENTE. LA DESIGNACIÓN DE ESTOS FUNCIONARIOS SE HARÁ POR EL PERÍODO DE UN AÑO Y PODRÁN SER REELEGIDOS INDEFINIDAMENTE. AL COMISARIO LE CORRESPONDE EL EXAMEN DE LA CONTABILIDAD, SUS JUSTIFICACIONES, ASÍ COMO EL ESTUDIO DEL ESTADO ECONÓMICO Y FINANCIERO DE LA COMPAÑÍA, PARA LO CUAL EJERCERÁ LAS ATRIBUCIONES Y DEBERES SEÑALADAS EN LA LEY DE COMPAÑÍAS Y LAS QUE LE IMPUSIERE LA JUNTA GENERAL DE ACCIONISTAS.- **ARTÍCULO VIGÉSIMO PRIMERO: BALANCE GENERAL E INVENTARIO.-** EL TREINTA Y UNO DE DICIEMBRE DE CADA AÑO, SE CERRARÁ EL EJERCICIO ECONÓMICO ANUAL Y SE HARÁ UN INVENTARIO A ESA FECHA DE LOS BIENES SOCIALES.- **TITULO QUINTO.- DEL FONDO DE RESERVA Y DE LAS UTILIDADES.- ARTÍCULO VIGÉSIMO SEGUNDO: DE LA RESERVA LEGAL.-** LA RESERVA LEGAL SE FORMARÁ CON EL DIEZ POR CIENTO DE LAS UTILIDADES DE LA COMPAÑÍA QUE ARROJE CADA EJERCICIO ECONÓMICO, HASTA ALCANZAR LA CUANTÍA MÍNIMA ESTABLECIDA POR LA LEY DE COMPAÑÍAS.- **ARTÍCULO VIGÉSIMO TERCERO: DE LAS RESERVAS FACULTATIVAS.-** LA JUNTA GENERAL, UNA VEZ HECHAS LAS DEDUCCIONES LEGALES, PODRÁ CREAR

PÉRDIDAS Y GANANCIAS Y DEL ESTADO DE SITUACIÓN, ASÍ COMO LOS INFORMES QUE SOBRE LOS NEGOCIOS SOCIALES PRESENTE EL GERENTE GENERAL Y EL COMISARIO; **C)** RESOLVER ACERCA DE LA FORMA DE REPARTO DE LOS BENEFICIOS SOCIALES; **D)** AUTORIZAR AL GERENTE GENERAL PARA QUE COMPRE, VENDA, HIPOTEQUE O GRAVE DE CUALQUIER MANERA, BIENES MUEBLES E INMUEBLES DE LA COMPAÑÍA QUE CONSTITUYAN UN ACTIVO FIJO DE LA MISMA; **E)** DECIDIR ACERCA DE LA PRÓRROGA DEL CONTRATO SOCIAL, DE LA DISOLUCIÓN ANTICIPADA, DEL AUMENTO O DISMINUCIÓN DEL CAPITAL Y DE TODA OTRA FORMA DE REFORMA DEL ESTATUTO SOCIAL; **F)** INTERPRETAR, CON EFECTOS OBLIGATORIOS, EL PRESENTE ESTATUTO; **G)** EJERCER LAS DEMÁS ATRIBUCIONES QUE LE CONFIERE LA LEY Y EL PRESENTE ESTATUTO; Y, **H)** RESOLVER LOS DEMÁS ASUNTOS QUE POR ESTAS MISMAS CONVENCIONES O LA LEY, NO SE ENCUENTRE ASIGNADOS A OTROS ORGANISMOS, ADMINISTRADORES O AUTORIDADES DE LA COMPAÑÍA.- **CAPITULO SEGUNDO.- DE LOS ÓRGANOS DE ADMINISTRACIÓN DE LA COMPAÑÍA.- ARTÍCULO DÉCIMO OCTAVO: DEL PRESIDENTE.-** SERÁ NOMBRADO POR LA JUNTA GENERAL POR EL PERIODO DE DOS AÑOS, PUDIENDO SER REELEGIDO INDEFINIDAMENTE, PODRÁ SER O NO ACCIONISTA DE LA COMPAÑÍA. SUS DEBERES Y ATRIBUCIONES SERÁN LOS SIGUIENTES: **A)** REEMPLAZAR AL GERENTE GENERAL EN CUALQUIER CASO DE FALTA, AUSENCIA O IMPEDIMENTO LEGAL TEMPORAL O DEFINITIVO DE ÉSTE, ASUMIENDO SUS ATRIBUCIONES Y DEBERES, HASTA QUE LA JUNTA GENERAL PROCEDA A NOMBRAR UN NUEVO GERENTE GENERAL; **B)** CONVOCAR, PRESIDIR Y DIRIGIR LAS SESIONES DE JUNTA GENERAL DE LA COMPAÑÍA; Y, **C)** LAS DEMÁS ATRIBUCIONES Y DEBERES QUE LE CONFIERE LA LEY Y EL PRESENTE ESTATUTO.- **ARTÍCULO DÉCIMO NOVENO: DEL GERENTE GENERAL.-** SERÁ NOMBRADO POR LA JUNTA GENERAL POR EL PERIODO DE DOS AÑOS, PUDIENDO SER REELEGIDO INDEFINIDAMENTE, PODRÁ SER O NO ACCIONISTA DE LA COMPAÑÍA. SUS DEBERES Y ATRIBUCIONES SERÁN LOS SIGUIENTES: **A)** ACTUAR

FONDOS DE AMORTIZACIÓN O RESERVAS PARA EVENTUALIDADES, EN LAS CUANTÍAS, PORCENTAJES Y PARA LOS DESTINOS QUE JUZGUE CONVENIENTE, PERO OBSERVANDO LAS DISPOSICIONES LEGALES ESTATUTARIAS RESPECTIVAS. IGUALMENTE, HARÁ LAS RESERVAS ESPECIALES QUE CONSIDERE CONVENIENTE PARA EL DESARROLLO DE LA COMPAÑÍA.- **ARTÍCULO VIGÉSIMO CUARTO: DISTRIBUCIÓN DE LAS UTILIDADES.-** LAS UTILIDADES OBTENIDAS EN CADA EJERCICIO ECONÓMICO ANUAL SE DISTRIBUIRÁN DE ACUERDO A LA LEY, EN LA FORMA QUE DETERMINE LA JUNTA GENERAL DE ACCIONISTAS LUEGO DE ESTUDIAR LA RESPECTIVA PROPUESTA DEL GERENTE GENERAL.- **TITULO SEXTO.- DISOLUCIÓN Y LIQUIDACIÓN.- ARTÍCULO VIGÉSIMO QUINTO: DISOLUCIÓN Y LIQUIDACIÓN.-** LA COMPAÑÍA SE DISOLVERÁ EN LOS CASOS PREVISTOS EN LA LEY DE COMPAÑÍAS Y EN EL PRESENTE ESTATUTO; SIEMPRE Y CUANDO ESTA RESOLUCIÓN SEA TOMADA AL MENOS CON EL SETENTA POR CIENTO (70%) DEL CAPITAL PAGADO DE LA COMPAÑÍA. PARA EFECTOS DE LA LIQUIDACIÓN, LA JUNTA GENERAL NOMBRARÁ UN LIQUIDADOR, Y EN CASO DE NO HACERLO, ACTUARÁ COMO TAL EL GERENTE GENERAL DE LA COMPAÑÍA O QUIEN HAGA SUS VECES.- **TITULO SÉPTIMO.- CONTROVERSIAS.- ARTÍCULO VIGÉSIMO SEXTO.- CONTROVERSIAS.-** DE EXISTIR CONTROVERSIAS EN LA EJECUCIÓN Y APLICACIÓN DE ESTE CONTRATO, LOS ACCIONISTAS SE SOMETEN A LOS JUECES Y TRIBUNALES COMPETENTES DE LA CIUDAD DE QUITO.- **ARTICULO FINAL.-** EN TODO LO QUE NO ESTUVIERE PREVISTO EN EL PRESENTE ESTATUTO, SUS ACCIONISTAS SE SUJETARÁN A LAS DISPOSICIONES ESPECIALES Y GENERALES DE LA LEY DE COMPAÑÍAS DE LA REPÚBLICA DEL ECUADOR, DEL CÓDIGO DE COMERCIO, DEL CÓDIGO CIVIL Y DEMÁS DISPOSICIONES LEGALES QUE SEAN PERTINENTES.- **CLÁUSULA TERCERA: DECLARACIÓN FINAL.-** LOS ACCIONISTAS FUNDADORES DECLARAN QUE NO SE RESERVAN PARA SÍ PREMIO NI VENTAJA DE NINGUNA NATURALEZA Y QUE LA INVERSIÓN QUE REALIZAN ES DE CARÁCTER NACIONAL.- **DISPOSICIÓN TRANSITORIA:** SE AUTORIZA AL DOCTOR JUAN XAVIER TREJO, PARA QUE EFECTÚE Y REALICE

TODOS LOS TRÁMITES Y GESTIONES NECESARIAS Y CONDUCENTES A OBTENER LA LEGAL Y DEBIDA APROBACIÓN E INSCRIPCIÓN DEL PRESENTE CONTRATO DE CONSTITUCIÓN DE COMPAÑÍA. IGUALMENTE LE AUTORIZAN, PARA QUE LUEGO DE CONSTITUIDA LA COMPAÑÍA, REALICE LA RESPECTIVA INSCRIPCIÓN DE LA RESOLUCIÓN EN EL REGISTRO MERCANTIL DEL CANTÓN QUITO, CONVOQUE Y PRESIDA LA PRIMERA REUNIÓN DE JUNTA GENERAL DE ACCIONISTAS A FIN DE QUE ESTA PROCEDA A EFECTUAR LA DESIGNACIÓN DE LOS FUNCIONARIOS DE LA COMPAÑÍA. LE AUTORIZA, TAMBIÉN, PARA QUE CON SU SOLA FIRMA, O MEDIANTE DELEGACIÓN INSCRIBA A LA COMPAÑÍA EN EL REGISTRO ÚNICO DE CONTRIBUYENTES DEL SERVICIO DE RENTAS INTERNAS, EN EL REGISTRO DE PATENTES A CARGO DEL ILUSTRE MUNICIPIO METROPOLITANO DE QUITO Y EN TODOS LOS DEMÁS REGISTROS QUE FUEREN MENESTER. USTED, SEÑOR NOTARIO, SE SERVIRÁ AGREGAR LAS DEMÁS CLÁUSULAS NECESARIAS PARA LA PLENA VALIDEZ DE ESTE INSTRUMENTO".- HASTA AQUÍ LA MINUTA QUE SE HALLA FIRMADA POR EL DOCTOR JUAN XAVIER TREJO PORTILLA, PORTADOR DE LA MATRICULA PROFESIONAL SEIS MIL CUARENTA Y SEIS DEL COLEGIO DE ABOGADOS DE PICHINCHA.- PARA LA CELEBRACIÓN DE LA PRESENTE ESCRITURA PÚBLICA SE OBSERVARON LOS PRECEPTOS LEGALES DEL CASO Y LEIDA QUE LES FUE A LOS COMPARECIENTES, POR MI EL NOTARIO, EN ALTA Y CLARA VOZ, ESTOS SE RATIFICAN EN CADA UNA DE LAS CLAÚSULAS, PARA CONSTANCIA DE LO CUAL FIRMAN EN UNIDAD DE ACTO, DE TODO LO CUAL DOY FE.-

SR. FERNANDO ERNESTO RIVERA ZEPEDA
C.C. 170974681-0

SRA. CLARA MERCEDES ZEPEDA SANCHEZ
C.I. 170936029-5


EL NOTARIO
Dr. Roberto Dueñas Mera
Quito - Ecuador


NOTARIA



REPUBLICA DEL ECUADOR
DIRECCION GENERAL DE REGISTRO CIVIL, IDENTIFICACION Y CEDULACION

CIUDADANIA No. 170974681-0
RIVERA ZEPEDA FERNANDO ERNESTO
/ESTADOS_UNIDOS/
16 MARZO 1971
005-B 0011 01569 M
PICHINCHA/ QUITO
GONZALEZ SUAREZ 1998



ECUATORIANA****** V2343V3242
CASADO ANDREA P DURANGO CHAVEZ
SUPERIOR EMPLEADO PARTICULAR
ROMMEL F RIVERA MANTILLA
CLARA MERCEDES ZEPEDA
QUITO 31/08/2002
31/08/2014
REN 0234466



REPUBLICA DEL ECUADOR
TRIBUNAL SUPREMO ELECTORAL
CERTIFICADO DE VOTACIÓN
Elecciones 30 de Septiembre del 2007
1709746810
RIVERA ZEPEDA FERNANDO ERNESTO
PICHINCHA QUITO
GUAPULO
SANCION
TRIBUNAL PROVINCIAL DE PICHINCHA
0244881 14/01/2008 11:49:26

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN ...DOS... FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO CONFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO - ECUADOR



REPUBLICA DEL ECUADOR
DIRECCION GENERAL DE REGISTRO CIVIL, IDENTIFICACION Y CEDULACION
CEDULA DE IDENTIDAD No. 170436024-5
CLARA MERCEDES ZEPEDA SANCHEZ
18 DE JULIO DE 1945
CALIFORNIA EE,UU,
EXT 2 1113 2112
QUITO PICHINCHA 1973



ESTADOUNIDENSE V 4333I2222
C.C. FERNANDO RIVERA MANTILLA
SUPERIOR PROFESORA
CARLOS ZEPEDA VICAS
NOEMI SANCHEZ MEJIA
QUITO 28 DE JULIO DE 1997
28 DE JULIO DE 2009
C.A. 1218214
FIRMA DE LA AUTORIDAD

NOTARIA

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE
EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN
UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL
EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO
COMFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO – ECUADOR




NOTARIA

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS
ABSOLUCION DE DENOMINACIONES
OFICINA:QUITO

NÚMERO DE TRÁMITE: 7170317
TIPO DE TRÁMITE: CAMBIO DE NOMBRE / TRANSFORMACION
RESERVANTE: 1713108593 VITERI SANTOLIVA JEANNETH ALEXANDRA
FECHA DE RESERVACIÓN: 02/01/2008

PRESENTE:

A FIN DE ATENDER SU PETICION, PREVIA REVISION DE NUESTROS ARCHIVOS LE INFORMO QUE SU CONSULTA PARA CAMBIO DE NOMBRE DE LA COMPAÑIA:

HA TENIDO EL SIGUIENTE RESULTADO:

NOMBRE PROPUESTO: INDEXPUBS S.A.

RESULTADO: APROBADO

NÚMERO DE RESERVA: 7170317

ESTA RESERVA DE DENOMINACION SE ELIMINARA EL: 01/02/2008 3:42:16 PM

PARTICULAR QUE COMUNICO A USTED PARA LOS FINES CONSIGUIENTES.

Gladys Torres

SRA. GLADYS TORRES ALMEIDA
DELEGADA DEL SECRETARIO GENERAL

Para verificar la validez de la información contenida en este documento puede ingresar al sitio web de la Superintendencia de Compañías (www.supercias.gov.ec) y consultar los nombres que se encuentran aprobados.

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO CONFORME LO ORDENA LA LEY

QUITO, A 15 DE 01 DEL 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO - ECUADOR



CERTIFICACION


NOTARIA

Número Operación **CIC101000002679**

Hemos recibido de

Nombre		Aporte
ZEPEDA SANCHEZ CLARA MERCEDES		50.00
RIVERA ZEPEDA FERNANDO ERNESTO		450.00
	Total	500.00

La suma de :

QUINIENTOS DOLARES DE LOS ESTADOS UNIDOS DE AMERICA con Cero centavos

Que depositan en una CUENTA DE INTEGRACION DE CAPITAL que se ha abierto en este Banco un(a) SOCIEDAD ANONIMA en formación que se denominará :

INDEXPUBS S.A.

El valor correspondiente a este certificado será puesto en cuenta a disposición de los administradores para lo cual deberán presentar al Banco la respectiva documentación que comprende : Ruc, Estatutos y Nombramientos debidamente inscritos y la Resolución indicando que el trámite de constitución se encuentra concluido.

En caso de que no llegare a perfeccionarse la constitución de la SOCIEDAD ANONIMA deberán entregar al Banco el presente certificado protocolizado y la autorización otorgada al efecto por el organismo o autoridad competente ante quien se presentó para la aprobación.

Atentamente,

BANCO DE LA PRODUCCION SA.
FIRMA AUTORIZADA

QUITO **Martes, Enero 15, 2008**
FECHA

RAZON: CERTIFICO QUE LA PRESENTE ES FIEL FOTOCOPIA DEL DOCUMENTO QUE ANTECEDE EL MISMO QUE ME FUE PRESENTADO POR EL INTERESADO EN UNA FOJA(S) ÚTIL(ES), HABIENDO ARCHIVADO UNA IGUAL EN EL PROTOCOLO DE LA NOTARIA TRIGESIMA SEPTIMA ACTUALMENTE A MI CARGO CONFORME LO ORDENA LA LEY
QUITO, A 15 DE 01 DE 2008

EL NOTARIO

DR. ROBERTO DUEÑAS MERA
NOTARIO TRIGESIMO SEPTIMO
QUITO - ECUADOR



REGISTRO MERCANTIL
DEL CANTON QUITO


NOTARIA
37

ZÓN: Con esta fecha queda inscrito el presente documento y la Resolución número **08.Q.IJ. CERO CERO CERO DOSCIENTOS SIETE** del **SR. DIRECTOR DEL DEPARTAMENTO JURÍDICO DE COMPAÑÍAS** de 22 de Enero del 2.008, bajo el número **262** del Registro Mercantil, Tomo **139.-** Queda archivada la **SEGUNDA** Copia Certificada de la Escritura Pública de **CONSTITUCIÓN** de la Compañía ***"INDEXPUBS S. A. "***, otorgada el 15 de Enero del 2.008, ante el Notario **TRIGÉSIMO SÉPTIMO** del Distrito Metropolitano de Quito, **DR. ROBERTO DUEÑAS MERA.-** Se da así cumplimiento a lo dispuesto en el Artículo **SEGUNDO** de la citada Resolución de conformidad a lo establecido en el Decreto 733 de 22 de agosto de 1975, publicado en el Registro Oficial 878 de 29 de agosto del mismo año.- Se anotó en el Repertorio bajo el número **4424.-** Quito, a veinte y nueve de Enero del año dos mil ocho.- **EL REGISTRADOR.-**

DR. RAÚL GAYBOR SECAIRA
REGISTRADOR MERCANTIL DEL CANTÓN QUITO.-

RG/lg.-

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS




NOTARIA
37

RESOLUCION No. **08.Q.IJ.000207**

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO JURIDICO DE COMPAÑIAS

CONSIDERANDO:

Que se ha presentado la escritura pública de constitución de la compañía **INDEXPUBS S.A.** otorgada ante el Notario **Trigésimo Séptimo** del Distrito Metropolitano de Quito , el **15/Enero/2008 .**

En ejercicio de las atribuciones asignadas mediante Resolución ADM-07231 del 16 de agosto del 2007 ;

R E S U E L V E:

ARTICULO PRIMERO.- APROBAR la constitución de la compañía **INDEXPUBS S.A.** y disponer que un extracto de la misma se publique, por una vez, en uno de los periódicos de mayor circulación en el domicilio principal de la compañía.

ARTICULO SEGUNDO.- DISPONER: a) Que el Notario antes nombrado, tome nota al margen de la matriz de la escritura que se aprueba, del contenido de la presente resolución; b) Que el Registrador Mercantil o de la Propiedad a cargo del Registro Mercantil del domicilio principal de la compañía inscriba la referida escritura y esta resolución; y, c) Que dichos funcionarios sienten razón de esas anotaciones; y, d) Cumplido lo anterior, remítase a la Dirección de Registro de Sociedades, la publicación original del extracto publicado en un periódico de amplia circulación en el domicilio principal de la compañía, copia certificada de la escritura pública inscrita en el Registro Mercantil, original de los nombramientos inscritos de los administradores, copia de la afiliación a la Cámara de la Producción respectiva y original del formulario A01 del Registro Unico de Contribuyentes.

Comuníquese.- DADA y firmada en el Distrito Metropolitano 22/Ene/2008
de Quito, a

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO JURIDICO DE COMPAÑIAS

Exp. Reserva 7170317
Nro. Trámite 1.2008.93
RBF/

HR.

RAZON: EN ESTA FECHA Y EN MI CALIDAD DE NOTARIO TRIGESIMO SEPTIMO, DEL CANTÓN QUITO, TOMO NOTA AL MARGEN DE LA MATRIZ DE LA ESCRITURA PUBLICA DE CONSTITUCIÒN DE LA COMPAÑÍA "INDEXPUBS SOCIEDAD ANÓNIMA", OTORGADA EN ESTA NOTARIA CON FECHA QUINCE DE ENERO DEL DOS MIL OCHO, DE LA RESOLUCIÓN NUMERO 08.Q.IJ.000207, EMITIDA EN QUITO POR LA SUPERINTENDENCIA DE COMPAÑIAS CON FECHA VEINTIDOS DE ENERO DEL DOS MIL OCHO, MEDIANTE LA CUAL APRUEBA LA PRESENTE ESCRITURA.- QUITO, 28 DE ENERO DEL DOS MIL OCHO.

EL NOTARIO


NOTARIA TRIGESIMA SEPTIMA
Dr Roberto Dueñas Mera
Quito - Ecuador



TORGÓ ANTE MÍ Y EN FE DE ELLO CONFIERO, ESTA **PRIMERA** COPIA CERTIFICADA DE ESCRITURA PÚBLICA DE CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SANCHEZ.- DEBIDAMENTE SELLADA Y FIRMADA EN QUITO, A QUINCE DE ENERO DEL AÑO DOS MIL OCHO.


EL NOTARIO
NOTARIA TRIGESIMA SEPTIMA
Dr Roberto Dueñas Mera
Quito - Ecuador


NOTARIA
37

REPUBLICA DEL ECUADOR
SUPERINTENDENCIA DE COMPAÑIAS

EXTRACTO

CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS S.A.

La compañía INDEXPUBS S.A. se constituyó por escritura pública otorgada ante el Notario Trigésimo Séptimo del Distrito Metropolitano de Quito, el 15 de Enero de 2008, fue aprobada por la Superintendencia de Compañías, mediante Resolución No. 08.Q.IJ.000207 de 22 ENE. 2008

1.- DOMICILIO: Distrito Metropolitano de Quito, provincia de Pichincha.

2.- CAPITAL: Suscrito US$ 1.000,00 Número de Acciones 1.000 Valor US$ 1,00; Capital Autorizado: US$ 2.000,00

3.- OBJETO: El objeto de la compañía es: A) Diseño, alojamiento, mantenimiento de páginas web; b) Programación de bases de datos; c) Asesoría en promoción, marketing y comercio electrónico (E-COMMERCE); .....

Quito, 22 ENE. 2008

Dr. Eduardo Guzmán Rueda
DIRECTOR DEL DEPARTAMENTO
JURÍDICO DE COMPAÑÍAS

AR/63744/cc

Con esta fecha queda INSCRITA la presente Resolución, bajo el No. 262 del REGISTRO MERCANTIL, Tomo 139 se da así cumplimiento a lo dispuesto en la misma, de conformidad a lo establecido en el Decreto 733 del 22 de Agosto de 1975, publicado en el Registro Oficial 878 del 29 de Agosto del mismo año.

Quito, a 29 ENE 2008

Dr. Raúl Gaybor Secaira
REGISTRADOR MERCANTIL DEL CANTON QUITO

NOTARIA 7

REGISTRO MERCANTIL QUITO

.....ZON DE PROTOCOLIZACIÓN: A PETICIÓN DE PARTE INTERESADA. PROTOCOLIZO EN EL REGISTRO DE ESCRITURAS PUBLICAS DEL PRESENTE AÑO, DE LA NOTARIA TRIGESIMA SEPTIMA DEL CANTÓN QUITO, DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA. OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS.- TODO LO CUAL CONSTA EN TRECE FOJAS UTILES Y CON ESTA FECHA.- QUITO, A PRIMERO DE FEBRERO DEL AÑO DOS MIL OCHO.


EL NOTARIO
Dr. Roberto Dueñas Mera

SE PROTOCOLIZO ANTE MÍ Y EN FE DE ELLO CONFIERO ESTA **PRIMERA** COPIA CERTIFICADA DE LA PROTOCOLIZACIÓN DE LA PRIMERA COPIA DE LA CONSTITUCIÓN DE LA COMPAÑÍA INDEXPUBS SOCIEDAD ANÓNIMA. OTORGADA POR FERNANDO ERNESTO RIVERA ZEPEDA Y CLARA MERCEDES ZEPEDA SÁNCHEZ; Y, MÁS DOCUMENTOS.- DEBIDAMENTE SELLADA Y FIRMADA EN QUITO, A PRIMERO DE FEBRERO DEL AÑO DOS MIL OCHO


EL NOTARIO
NOTARIA TRIGESIMA SEPTIMA
Dr. Roberto Dueñas Mera
Quito - Ecuador

Exhibit D

Reglamento Interno de Trabajo of Index

(Attached)



DIRECCIÓN REGIONAL DEL TRABAJO Y SERVICIO PÚBLICO DE QUITO

Resolución Aprobación de Reglamento Interno N° MDT-DRTSP2-2014-3748-R2-JM

QUITO, 19 de diciembre de 2014

CONSIDERANDO:

QUE, en la Reforma Integral del ESTATUTO ORGANICO DE GESTION ORGANIZACIONAL POR PROCESOS, publicado en el Registro Oficial N° 159, del 24 de junio del 2011, se considera las atribuciones y responsabilidades de las Direcciones Regionales del Trabajo y Servicio Público:"cc) Aprobar reglamentos Internos de trabajo; y, gg) Resolver sobre la aprobación de reglamentos internos de trabajo y horarios de trabajo de empresas legalmente constituidas y de personas naturales".

QUE, el Proyecto de Reglamento Interno de Trabajo de **INDEXPUBS S.A,** con domicilio en la Provincia de Pichincha, cantón Quito, fue presentado para su aprobación por su representante legal.

QUE, el Analista Jurídico del Ministerio de Relaciones Laborales, considera procedente la aprobación del Reglamento Interno de Trabajo de **INDEXPUBS S.A**, presentado para su aprobación, con domicilio en la Provincia de Pichincha, cantón Quito.

En ejercicio de las Atribuciones que le confiere el Art. 64 del Código de Trabajo esta Dirección Regional de Trabajo y Servicio Público:

RESUELVE:

Art. 1.- Aprobar el Reglamento Interno de Trabajo de **INDEXPUBS S.A,** con domicilio en la Provincia de Pichincha, cantón Quito.

Art. 2.- Quedan incorporadas al Reglamento Interno de Trabajo de **INDEXPUBS S.A,** las disposiciones del Código del Trabajo, que prevalecerán en todo caso, así como lo convenido en el Contrato Colectivo, si lo hubiere.

Art. 3.- Todo lo que se contraponga a la Constitución de la República del Ecuador, a los Tratados Internacionales en materia laboral y al Código de Trabajo se entenderán como nulos.

Art. 4.- La presente Resolución junto al Reglamento Interno de Trabajo de **INDEXPUBS S.A;** deberán ser exhibidos permanentemente en lugares visibles del trabajo.

Art. 5.- Se deja constancia que la Dirección Regional de Trabajo y Servicio Público deslinda cualquier tipo de responsabilidad, respecto de la veracidad y autenticidad de la información y documentación anexa para la aprobación del presente reglamento.

Ministerio de Relaciones Laborales — Dirección Regional de Trabajo y Servicio Público Quito

MARÍA BELÉN NOBOA TAPIA
DIRECTOR(A) REGIONAL DEL TRABAJO Y SERVICIO PÚBLICO DE QUITO

REGLAMENTO INTERNO DE TRABAJO

ANTECEDENTES:

Cumpliendo lo dispuesto en el artículo 64 del Código de Trabajo vigente, y para los efectos previstos en el numeral 12 del artículo 42, letra e) del artículo 45 y articulo 172 del mismo Código, y en general para la mejor observancia de las disposiciones sobre el trabajo, se establece el siguiente Reglamento Interno de Trabajo de **INDEXPUBS S.A. (ETF.com)**

CAPITULO I

GENERALIDADES

ARTÍCULO 1.- INDEXPUBS S.A., tiene su domicilio principal en Quito, provincia de Pichincha,y está dedicado a diseñar, elaborar y mantener páginas y aplicaciones Web para el sector financiero bursátil de Estados Unidos y Europa.

En el presente Reglamento Interno de Trabajo a la compañía INDEXPUBS S.A., se la denominará la "EMPRESA"; y, a todo el personal al servicio de INDEXPUBS S.A., que desempeñe sus labores en cualquier área, se lo denominaráen singular "Trabajador" y en plural"Trabajadores".

ARTÍCULO 2.-*Obligatoriedad:* Es obligación de la compañía y de sus Trabajadores, velar por la prosperidad de la empresacreando un ambiente de trabajo armónico y sostenible a largo plazo. Todo Trabajadorobservará este Reglamento y lo cumplirá a cabalidad; su incumplimiento traerá sanciones acorde a este Reglamento y a la Ley.

ARTÍCULO 3.-*Autoridad y Políticas:* Al Gerente General le corresponde ejercer los derechos que el Código de Trabajo concede a los patronos, toda vez que actúa como representante legal de la empresa.

Este Reglamento estará visible para los Trabajadores en un lugar de acceso público; también será repartido a cada Trabajador, de manera que el desconocimiento de su contenido no es motivo que excuse su acatamiento por parte del Trabajador.

ARTÍCULO 4.- *Variación en la modalidad de ejecución de actividades:*Los Trabajadores son contratados en su mayoría para ejecutar actividades técnicas en la empresa, y deberán estar preparados para poder reemplazar temporalmente y previo su consentimiento expreso a sus compañeros de trabajo cuando sea necesario, sin que este hecho signifique disminución de sueldo y/o categoría, o que se interprete como que se obligue al Trabajadora realizar una labor diferente a la contractual o como despido intempestivo.

ARTÍCULO 5.- *Funciones del Trabajador:* Las funciones del trabajador se encuentran establecidas en el contrato de trabajo.

CAPÍTULO II

CONTRATOS DE TRABAJO

ARTÍCULO 6.-*Clases de Contratos:*Se podrán celebrar contratos individuales de trabajo de los siguientes tipos:

a) De plazo indefinido (con 90 días de período de prueba)
b) Plazo fijo (con 90 días de período de prueba)
c) Tiempo parcial (con 90 días de período de prueba)
d) Ocasionales o temporales

ARTÍCULO 7.-*Requisitos de Ingreso:*Para ingresar a trabajar a la empresa se deberán cumplir los siguientes requisitos y presentar los siguientes documentos:

a) Solicitud dirigida a la empresa,
b) Hoja de vida,
c) Copia a color de la cédula de ciudadanía,
d) Copia a color de la papeleta de votación,
e) Si es extranjero, cédula de identidad o documentación legal para trabajar en el país;
f) Certificado médico conferido por el departamento médico del IESS, por la Jefatura de Salud, o por cualquier otro centro de salud a satisfacción de la Empresa, siempre que no atente contra la integridad del trabajador;
g) Dirección del domicilio, números de teléfono; datos de dos personas relacionadas, con sus direcciones y teléfonos, a las que se pueda llamar en caso de emergencia;
h) Formulario 107 del empleador anterior, si tuviere, y formulario de gastos personales para efectos del cálculo del impuesto a la renta a ser retenido por la empresa.

ARTÍCULO 8.-*Veracidad de la Información Requerida del Trabajador:* El Trabajador proporcionará información y documentación de manera veraz. Cualquier información o documento falso o alterado dará lugar a la terminación unilateral e inmediata del contrato, conforme a la Ley y al presente Reglamento Interno, previo visto bueno.

CAPITULO III

CONDICIONES DEL TRABAJO

ARTÍCULO 9.-*Duración de la Jornada:* Todos los Trabajadorescumplirán el horario de trabajo establecido de ocho horas diarias, de manera que no excedade 40 horas semanales.

Los horarios de trabajo de todo el personal serán establecidos por la Empresa en función de las necesidades derivadas de la naturaleza del negocio, previa aprobación de la Dirección Regional del Trabajo.

Para realizar las labores de la oficina, la jornada irá de 08h00 a 17h00 ode 09h00 a 18h00, con una hora de almuerzo,de acuerdo a lo estipulado en el contrato de trabajo. Los días de descanso son sábados, domingos y feriados.

Todos los Trabajadores se comprometen a trabajar aceptando las modificaciones que se presentaren por alguna causa imprevista. Los horarios de trabajo serán aprobados por la Dirección Regional del Trabajo.

El horario señalado corresponde al tiempo efectivo de iniciación y finalización del trabajo, los mismos deberán ingresar a trabajar en punto a la hora señalada. Se destinará una hora como máximo para el almuerzo. Cualquier tiempo adicional que no fuere justificado al jefe inmediato, se considerará como falta leve y recibirá una amonestación escrita. Cuando se trate de atender a los clientes, si el Trabajadortuviere que salir, se asegurará de que haya alguien en su lugar.

ARTÍCULO 10.- *Prueba de las faltas de puntualidad:* Las faltas de puntualidad no justificadas por más de tres ocasiones dentro de un mismo mes laboral serán consideradas faltas graves y sancionadas conforme a este Reglamento Interno y al numeral 1 del artículo 172 del Código del Trabajo; y servirán como prueba al solicitar Visto Bueno ante el Inspector de Trabajo.

ARTÍCULO 11.- *Prueba de las faltas de asistencia:*Las faltas de asistencia al trabajo,repetidas e injustificadas, o por abandono de éste por un tiempo mayor de tres días consecutivos, sin causa justa y siempre que dichas causales se hayan producido dentro de un período mensual de labor, de acuerdo al numeral 1 del artículo 172 del Código del Trabajo, serán consideradas legalmente como prueba en la solicitud de Visto Bueno ante el Inspector de Trabajo.

El Trabajador no pierde su remuneración, si la falta, previo aviso a la Empresa, se debiere a enfermedad, calamidad doméstica o fuerza mayor, debidamente probada.

Las justificaciones por enfermedad provendrán de médicos preferentemente del IESS, Ministerio de Salud, u otra institución médica, a satisfacción de la empresa.

ARTÍCULO 12.- *Registro:*Los Trabajadores respetarán y cumplirán los sistemas de registro establecidos por la Empresa para el control de asistencia y puntualidad, tanto en la hora de entrada como en la hora de salida, bajo la responsabilidad de la persona designada por el Jefe de Recursos Humanos o quien llevare a cabo sus funciones.

ARTÍCULO 13.- *De las horas suplementarias y/o extraordinarias:* La Empresa reconocerá horas suplementarias y/o extraordinarias de acuerdo con sus necesidades.

No se considerarán horas suplementarias ni extraordinarias, aquellas que el Trabajador emplee para las horas que tuviere que trabajar fuera de su horario normal como consecuencia de su error, negligencia o abandono de sus labores, que provoquen retraso en el trabajo asignado.

ARTÍCULO 14.-*Licencias con sueldo:*Las licencias con sueldo se otorgarán deacuerdo al Art.152 y siguientes del Código delTrabajo

ARTÍCULO 15.- *Autorización:* Ningún Trabajador de la empresa podrá laborar en horas suplementarias y/o extraordinarias sin la autorización expresa del Gerente General / Presidente/ u otra persona designada. Cualquier trabajo suplementario o extraordinario efectuado sin la autorización correspondiente, no será reconocido por la empresa, excepto si se trata de salvar la vida de los Trabajadores o los bienes de la empresa; lo que se comunicará posterior einmediatamente a su superior para su aprobación.

ARTÍCULO 16.- *Funciones de Confianza:* Se considerará como jornada ordinaria aún cuando sobrepase las ocho horas diarias y cuarenta semanales, la de aquellos Trabajadores que desempeñen funciones de confianza y/o dirección, y quienes representen en cualquier forma al empleador o haga sus veces, o cumplan los requisitos del Código de Trabajo. El contrato de trabajo especificará si se trata de un Trabajador con funciones de confianza.

ARTÍCULO 17.- *Permisos de trabajo:* El Trabajador no puede salir del lugar de trabajo durante las horas hábiles sin permiso de su jefe inmediato o del Jefe de Recursos Humanos o de quien llevare a cabo sus funciones. Los permisos se conceden por enfermedad o calamidad doméstica, y en los casos descritos en el artículo siguiente, previa comunicación por escrito al jefe inmediato. En caso de no corresponder a las causales mencionadas serán recuperados por el Trabajador, descontados de vacaciones, o de la remuneración, a elección del Trabajador.

ARTÍCULO 18.-*Detalles sobre los Permisos:*

A. Con sueldo:

1. Sufragio;

2. Notificación o diligencia judicial;

3. Fallecimiento de un familiar según lo determinado en el Código de Trabajo;

4. Servicio Militar;

5. Por calamidad doméstica y/o fuerza mayor;

6. Por paternidad: durante 10 días por el nacimiento de su hija/hijo nacido por parto normal, y en los casos de nacimientos múltiples o por cesárea, durante 15 días;

7. Por enfermedad profesional y/o accidente de trabajo. Enfermedad profesional es la afección aguda o crónica causada de manera directa por el desempeño de su profesión o labor, que le produce incapacidad;y accidente de trabajo, es el evento imprevisto y repentino que causa una lesióno perturbación funcionalal Trabajador.

   Durante el tiempo de la incapacidad temporal o en el caso de la incapacidad definitiva, el Trabajador tiene derecho a percibir las prestaciones correspondientes por parte del IESS, para lo cual deberá cumplir con las disposiciones legales pertinentes.

8. Con autorización expresa del Gerente General / Presidente / u otra persona delegada para el efecto.

B. Sin sueldo: los no incluidos en el literal anterior.

ARTÍCULO 19.- El Trabajador que faltare sin permiso previo, deberá avisar telefónicamente al jefe inmediato y confirmarlo por correo electrónico, con copia al Gerente General y al Presidente, dentro de las 2 horas siguientes, indicando el motivo. Al reincorporarse a sus funciones, presentará la justificación pertinente por escrito e inmediatamente.

ARTÍCULO 20.- *De los avisos de Enfermedad:* Para los casos de enfermedad no profesional, el Trabajador que estuviere imposibilitado de asistir a su trabajo, deberá avisar telefónicamente al jefe inmediato y confirmarlo por correo electrónico, con copia al Gerente General y al Presidente, dentro de tres días, indicando el motivo. Al reincorporarse a sus funciones, presentará la justificación pertinente por escrito de acuerdo al Art. 178 del Código de Trabajo; es decir un certificado médico preferentemente del IESS, o del Ministerio de Salud u otra institución médica avalada por el IESS. Si la enfermedad no es comprobada, la inasistencia será considerada como falta injustificada para los efectos determinados en los Arts. 54, 59 y 172 del Código de Trabajo y del presente Reglamento. La Empresa se reserva el derecho de comprobar el estado de salud del Trabajador.

CAPITULO IV

REMUNERACION

ARTÍCULO 21.-*De las remuneraciones:* Los sueldos o remuneraciones se fijarán en razón de la naturaleza delasfunciones y de conformidad al conocimiento, experiencia, especialización y preparación profesional/técnica y en ningún caso será inferior al mínimo legal establecido en la ley.

La remuneración delTrabajador es aquella que se estipula en el respectivo Contrato de Trabajo. Cualquier reclamo relacionado con la remuneración, podrá efectuarlo el Trabajador, mediante solicitud, al Jefe de Recursos Humanos de la Empresa o quien llevare a cabo sus funciones.

En caso de que el Trabajador haya percibido en su remuneración un pago en exceso, deberá comunicar de este hecho inmediatamente a la Empresa y devolver el exceso. Si el pago fuere en menos, igualmente notificará a la empresa para proceder a su corrección inmediata. Todo Trabajador está obligado a comprobar la exactitud del pago de su remuneración al momento de recibirlo y confrontar la veracidad de los cálculos realizados por la empresa.

INDEXPUBS S.A. podrá realizar aumentos voluntarios de sueldos y salarios, ya sea previa evaluación del desempeño del Trabajador o por cumplimiento de proyectos, metas u objetivos organizacionales. Será autorizado únicamente por la Gerencia General y/o Presidencia y se imputará a cualquier aumento de sueldo que sea aprobado por las autoridades locales.

Las remuneraciones deberán ser pagadas directamente al Trabajador hasta el 28, 29, 30 o 31 de cada mes como corresponda el fin de mes, mediante transferencia bancaria., debiéndose dejar constancia de dicho pago en los recibos y roles de pago individuales, lo que servirá como prueba plena de la liquidación y pago de estas obligaciones.

De las remuneraciones se deducirán las sumas correspondientes a los aportes al IESS, impuesto a la renta, préstamos quirografarios, préstamos hipotecarios, y otros dispuestos por la Ley.

ARTÍCULO 22.- *Descuento de Préstamos:* La empresa no está obligada a conceder préstamos a sus Trabajadores. Pero cuando lo hiciere, tales valores serán descontados de su remuneración, en cuotas o en la forma que se acordare previamente. La empresa no podrá cobrar intereses por los préstamos concedidos al Trabajador.

ARTÍCULO 23.- *Descuentos en caso de liquidación de haberes:* Cuando el Trabajador finalice su contrato de trabajo, se le liquidarán sus haberes y se le descontarán los valores que adeudare a la Empresa por concepto de préstamos, anticipos u otra obligación que tuviere a favor delaempresa y siempre que se haya justificado.

CAPITULO V

DERECHOS Y BENEFICIOS

ARTÍCULO 24.-*Vacaciones:*Todo trabajador tendrá derecho a gozar anualmente de un período ininterrumpido de quince días de descanso, incluidos los días no laborables. Los trabajadores que hubieren prestado servicios por más de cinco años en la misma empresa o al mismo empleador, tendrán derecho a gozar adicionalmente de un día de vacaciones por cada uno de los años excedentes o recibirán en dinero la remuneración correspondiente a los días excedentes. El trabajador recibirá por adelantado la remuneración correspondiente al período de vacaciones. Las vacaciones serán determinadas de estricta sujeción a lo que determina el Art.69 del Código del Trabajo.

Las vacaciones anuales constituyen un derecho irrenunciable.

ARTÍCULO 25.- *Programación de vacaciones:* Cada Trabajador deberá indicar, con al menos 30 días de anticipación, mediante una solicitud escrita, la fecha de sus vacaciones para aprobación por parte de la Empresa.

Cuando un Trabajador se retira de la empresa, la Empresa le pagará proporcionalmente los días de vacaciones a los que tenga derecho, de acuerdo a la Ley.

ARTÍCULO 26.- ***Días de descanso obligatorios:***Son días de descanso obligatorio, los sábados, domingos y fiestas cívicas de acuerdo al Art. 65 del Código de Trabajo.

CAPITULO VI

OBLIGACIONES DE LOS TRABAJADORES

ARTÍCULO 27.- *Obligaciones de los Trabajadores:* Son obligaciones del Trabajador de la empresa, las establecidas en el Artículo 45 del Código Laboral (1 al 9) y otras:

1) Ejecutar el trabajo en los términos del contrato, con la intensidad, cuidado y esmero apropiados, en la forma, tiempo y lugar convenidos;
2) Restituir al empleador los materiales no usados y conservar en buen estado los instrumentos y útiles de trabajo, no siendo responsable por el deterioro que origine el uso normal de esos objetos, ni del ocasionado por caso fortuito o fuerza mayor, ni del proveniente de mala calidad o defectuosa construcción;
3) Trabajar, en casos de peligro o siniestro inminentes, por un tiempo mayor que el señalado para la jornada máxima y aún en los días de descanso, cuando peligren los intereses de sus compañeros o del empleador. En estos casos tendrá derecho al aumento de remuneración de acuerdo con la ley;
4) Observar buena conducta durante el trabajo;
5) Cumplir las disposiciones del reglamento interno expedido en forma legal;
6) Dar aviso al empleador cuando por causa justa faltare al trabajo;
7) Comunicar al empleador o a su representante los peligros de daños materiales que amenacen la vida o los intereses de empleadores o trabajadores;
8) Asistir puntualmente al lugar de trabajo en el horario designado, y permanecer durante el horario de trabajo en el lugar designado.
9) Mantener una relación de amabilidad, respeto, cortesía y discreción con todas y cada una de las personas que trabajan en la Empresa para lograr un ambiente de armonía.
10) Realizar las funciones encomendadas de manera eficaz, eficiente y profesional.
11) Dar prestigio y buen nombre a la institución dentro y fuera de ella.
12) Atender a los clientes y visitantes de la empresa de una manera cortés y amable.
13) Comunicarse constantemente con el personal de la Empresa, informando del trabajo a realizar a los coordinadores de área.
14) Mantener limpio y ordenado el lugar de trabajo.
15) Observar las medidas de prevención de riesgos, seguridad y salud de la Empresa y de las autoridades.
16) Tener cuidado con los equipos, utilizarlos de manera adecuada y para los fines para los que fueron adquiridos, sin hacer uso de estos de manera personal. Serán responsables monetariamente del deterioro de los bienes que no hayan sido utilizados normalmente, siempre que su valor no exceda del 10% de la remuneración del trabajador.
17) Si aplicare, entregar el dinero recaudado a la Empresa. Los Trabajadores que tengan funciones de confianza, son responsables de las pérdidas y faltantes de los mismos, debidamente comprobados, y deberán restituir ese dinero. El Empleador podrá descontar al Trabajador de su remuneración.
18) Al salir de vacaciones, al salir con permiso, o al salir definitivamente de la Empresa, el Trabajador debe entregar todos los enseres, útiles, herramientas, equipos y otros que tuviere para el desempeño de su trabajo; además realizar un reporte de actividades y asuntos pendientes, debiendo entregar toda la información a la Empresa. Cuando el

Trabajador que se separa definitivamente de la Empresa no cumple con esta obligación, no podrá exigir el pago de su liquidación.

19) Previo consentimiento expreso, reemplazar temporalmente al Trabajador que se ausente por vacaciones, permiso o cualquier otra causa, obedeciendo la disposición de sus superiores.
20) Guardar absoluta reserva sobre cualquier información confidencial de INDEXPUBS S.A., como por ejemplo,implementación y planificación de proyectos, estrategias de competencia, análisis y control de calidad, tecnología, información de clientes (base de datos), información financiera y contable, estrategias de mercadeo o negocios y cualquier otra información que el Trabajador conozca. Si existiere incumplimiento por parte del Trabajador, se considerará unafalta grave y deberá ser sancionado con la separación inmediata, previo el trámite de Visto Bueno.
21) Proporcionar los datos personales de dirección y teléfono, y toda información requerida por la empresa y notificar cualquier cambio de los mismos.
22) Proporcionar en cualquier momento la información requerida por la Empresa en el caso de una auditoria.
23) No presentarse al trabajo en estado de embriaguez o bajo la acción de estupefacientes;
24) No portar armas durante las horas de trabajo;
25) No hacer colectas de dinero en el lugar de trabajo durante las horas de labor, salvo permiso del empleador;
26) No hacer competencia al empleador en la prestación de los mismos servicios que brinda la empresa;
27) No realizar o auspiciar juegos de azar, rifas, sorteos, cadenas de dinero, etc., dentro de la Empresa.
28) No desprestigiar a la Empresa o a sus representantes mediante rumores o causar inquietud o malestar entre clientes y Trabajadores.
29) No realizar actividades políticas o religiosas dentro de las instalaciones de la empresa.
30) No hacer llamadas telefónicas internacionales, locales, regionales con teléfonos convencionales o celulares propiedad de la Empresa, por motivos personales, sin previa autorización.
31) Recibir comunicaciones o amonestaciones escritas o firmar el "recibido" en el duplicado de las mismas. Si eso pasa, se entregará el original ante dos testigos que firmarán la copia, dicha comunicación se le enviará por correo electrónico y el documento impreso se archivará en la carpeta del Trabajador.
32) No llevar a casa documentos confidenciales de la empresa, sin autorización del Gerente General / Presidente / Gerente Técnico.
33) No realizar ningún acto que influya desfavorablemente en la buena realización de sus propias labores y la de sus compañeros, o que demuestre falta de disciplina o de respeto a sus superiores.
34) Si hay alguna duda sobre la legalidad de cualquier trabajo, el empleado debe indicar a su superior inmediato.
35) En general, cumplir con el Código del Trabajo y con el presente Reglamento Interno de Trabajo.

El incumplimiento de los puntos anteriores, se evaluará como falta leve o falta grave, y la falta grave será sujeta ha visto bueno.

CAPÍTULO VII

DE LAS OBLIGACIONES Y PROHIBICIONES DEL EMPLEADOR

ARTÍCULO 28.- _Obligaciones del empleador.-_ Las obligaciones del empleador pertinentes a la Empresa y que constan en el Art. 42 del Código de Trabajo son las siguientes:

1. Pagar la cantidad que corresponda al trabajador, en los términos del contrato y de acuerdo con las disposiciones legales;
2. Instalar las oficinas y demás lugares de trabajo, sujetándose a las medidas de prevención, seguridad e higiene del trabajo y demás disposiciones legales y reglamentarias, tomando en consideración, además, las normas que precautelen el adecuado desplazamiento de las personas con discapacidad;
3. Indemnizar a los trabajadores por los accidentes que sufrieren en el trabajo y por las enfermedades profesionales, con la salvedad prevista en el Art. 38 de este Código;
4. Llevar un registro de trabajadores en el que conste el nombre, edad, procedencia, estado civil, clase de trabajo, remuneraciones, fecha de ingreso y de salida; el mismo que se lo actualizará con los cambios que se produzcan;
5. Proporcionar oportunamente a los trabajadores los útiles, instrumentos y materiales necesarios para la ejecución del trabajo, en condiciones adecuadas para que éste sea realizado;
6. Conceder a los trabajadores el tiempo necesario para el ejercicio del sufragio en las elecciones populares establecidas por la ley, siempre que dicho tiempo no exceda de cuatro horas, así como el necesario para ser atendidos por los facultativos de la Dirección del Seguro General de Salud Individual y Familiar del Instituto Ecuatoriano de Seguridad Social, o para satisfacer requerimientos o notificaciones judiciales. Tales permisos se concederán sin reducción de las remuneraciones;
7. Respetar las asociaciones de trabajadores;
8. Sujetarse al reglamento interno legalmente aprobado;
9. Tratar a los trabajadores con la debida consideración, no infiriéndoles maltratos de palabra o de obra;
10. Conferir gratuitamente al trabajador, cuantas veces lo solicite, certificados relativos a su trabajo.
11. Cuando el trabajador se separare definitivamente, el empleador estará obligado a conferirle un certificado que acredite:
    a. El tiempo de servicio;
    b. La clase o clases de trabajo; y,
    c. Los salarios o sueldos percibidos;
12. Atender las reclamaciones de los trabajadores;
13. Proporcionar lugar seguro para guardar los instrumentos y útiles de trabajo pertenecientes al trabajador, sin que le sea lícito retener esos útiles e instrumentos a título de indemnización, garantía o cualquier otro motivo;
14. Facilitar la inspección y vigilancia que las autoridades practiquen en los locales de trabajo, para cerciorarse del cumplimiento de las disposiciones de este Código y darles los informes que para ese efecto sean indispensables.
15. Los empleadores podrán exigir que presenten credenciales;

16. Pagar al trabajador la remuneración correspondiente al tiempo perdido cuando se vea imposibilitado de trabajar por culpa del empleador;
17. Pagar al trabajador los gastos de ida y vuelta, alojamiento y alimentación cuando, por razones del servicio, tenga que trasladarse a un lugar distinto del de su residencia;
18. Pagar al trabajador reemplazante una remuneración no inferior a la básica que corresponda al reemplazado;
19. Suministrar cada año, en forma completamente gratuita, por lo menos un vestido adecuado para el trabajo a quienes presten sus servicios;
20. Conceder tres días de licencia con remuneración completa al trabajador, en caso de fallecimiento de su cónyuge o de su conviviente en unión de hecho o de sus parientes dentro del segundo grado de consanguinidad o afinidad;
21. Inscribir a los trabajadores en el Instituto Ecuatoriano de Seguridad Social, desde el primer día de labores, dando aviso de entrada dentro de los primeros quince días, y dar avisos de salida, de las modificaciones de sueldos y salarios, de los accidentes de trabajo y de las enfermedades profesionales, y cumplir con las demás obligaciones previstas en las leyes sobre seguridad social;
22. El empleador público o privado, que cuente con un número mínimo de veinticinco trabajadores, está obligado a contratar, al menos, a una persona con discapacidad, en labores permanentes que se consideren apropiadas en relación con sus conocimientos, condición física y aptitudes individuales, observándose los principios de equidad de género y diversidad de discapacidad.
23. El contrato laboral deberá ser inscrito en la Inspección del Trabajo correspondiente, que mantendrá un registro específico para el caso. La persona con discapacidad impedida para suscribir un contrato de trabajo, lo realizará por medio de su representante legal o tutor. Tal condición se demostrará con el carnet expedido por el Consejo Nacional de Discapacidades (CONADIS).
24. Contratar un porcentaje mínimo de trabajadoras, porcentaje que será establecido por las Comisiones Sectoriales del Ministerio de Trabajo y Empleo, establecidas en el artículo 122 de este Código.

ARTÍCULO 29.- *Prohibiciones del empleador.*-Las prohibiciones del empleador constan en el Art. 44 del Código de Trabajo:

1. Imponer multas que no se hallaren previstas en el respectivo reglamento interno, legalmente aprobado;
2. Retener más del diez por ciento (10%) de la remuneración por concepto de multas;
3. Exigir al trabajador que compre sus artículos de consumo en tiendas o lugares determinados;
4. Exigir o aceptar del trabajador, dinero o especies como gratificación para que se le admita en el trabajo, o por cualquier otro motivo;
5. Cobrar al trabajador interés, sea cual fuere, por las cantidades que le anticipe por cuenta de remuneración;
6. Imponer colectas o suscripciones entre los trabajadores;
7. Hacer propaganda política o religiosa entre los trabajadores;
8. Sancionar al trabajador con la suspensión del trabajo;
9. Obstaculizar, por cualquier medio, las visitas o inspecciones de las autoridades del trabajo a los establecimientos o centros de trabajo, y la revisión de la documentación referente a los trabajadores que dichas autoridades practicaren; y,

10. Recibir en trabajos o empleos a ciudadanos remisos que no hayan arreglado su situación militar. El empleador que violare esta prohibición, será sancionado con multa que se impondrá de conformidad con lo previsto en la Ley de Servicio Militar Obligatorio, en cada caso.

CAPITULO VIII

SANCIONES Y MULTAS

ARTÍCULO 30.- *Infracciones al Reglamento Interno:* Cualquier infracción a los artículos de este Reglamento Interno serán sancionados con:

a) Una amonestación, por una falta leve, se realizará por escrito y/o por correo electrónico, y las copias se incluirán en la carpeta del Trabajador;

b) Las multas pueden llegar hasta el 10% del salario del Trabajador infractor, dependiendo de la gravedad de la falta.

c) Tres amonestaciones, dentro de un período mensual de labores,por falta leve serán consideradas como una falta grave.

d) Se puede solicitar el visto bueno por falta grave.

ARTÍCULO 31.-*Son Faltas Leves:* Se considera falta leve aquella que no causa pérdida económica a la empresa y/o daño a su imagen, y afecta moderadamente el normal desarrollo de la misma.

Un Trabajador que tenga 3 faltas leves consecutivas en un mes, se le tomará como falta grave y se sujetará a las sanciones dispuestas en cada caso.

ARTÍCULO 32.- *Son Faltas Graves:* Se considera falta grave aquella que perjudique de manera económica a la empresa, y que afecte de manera extrema el desarrollo comercial y las relaciones entre los representantes y los Trabajadores.

Las faltas graves serán consideradas como actos de indisciplina y desobediencia, conforme consta en el numeral segundo del artículo 172 del Código de Trabajo y en este Reglamento, y la empresa puede sancionar al Trabajador según lo dispone la Ley, solicitando visto bueno.

CAPITULO IX

PREVENCIÓN DE RIESGOS Y MEDIDAS DE SEGURIDAD

ARTÍCULO 33.-Cualquier Trabajador que en las horas de trabajo sufra un accidente, está obligado a avisar a la Empresa inmediatamente con el fin de que se pueda comunicar al Departamento Médico del Instituto Ecuatoriano de Seguridad Social o a las autoridades pertinentes, y que la Empresa pueda enviar al Trabajador accidentado para que lo atiendan y cumpla con los procedimientos legales.

ARTÍCULO 34.-Si el Trabajador al ser notificado por la autoridad competente, para que consiga su ficha médica, no lo hace en treinta (30) días posteriores a la notificación, el Empleador puede solicitar el visto bueno para dar por terminado el contrato de trabajo.

ARTÍCULO 35.-Para reintegrarse al trabajo, el Trabajador que estuvo enfermo, deberá presentar el respectivo certificado médico, preferentemente emitido por un médico del IESS o la autoridad que señale la Ley.

ARTÍCULO 36.-Los Trabajadores están obligados a seguir las reglas de higiene, salud y seguridad ocupacional que establecen las leyes y reglamentos.

ARTÍCULO 37.-Los Trabajadores que, por el tipo de trabajo que realizan, estuvieran expuestos a riesgos o accidentes de trabajo, deben cumplir con todos los procedimientos y normas especiales de control de riesgos, y están obligados a utilizar los equipos de seguridad proporcionados por la Empresa.

ARTÍCULO 38.-La Empresa proveerá en los lugares de trabajo de un botiquín con los medicamentos e insumos indispensables para las atenciones de urgencia que se necesiten.

CAPITULO X

TERMINACIÓN DEL CONTRATO DE TRABAJO

ARTÍCULO 39.-*Causales de la terminación:* La Empresa puede poner término al contrato de trabajo,por causas justificadas, y, además de las que constan en el presente Reglamento Interno, las siguientes:

1. El trabajo o servicio, que originó el contrato, ya fue concluido.

2. Las faltas graves establecidas en este Reglamento, como por ejemplo, injurias o conducta inmoral grave debidamente comprobada y obtenido el Visto Bueno.

3. Cuando unTrabajador no asista a su trabajo durante tres días en un mismo mes; así mismo, la falta injustificada o sin previo aviso al trabajo de parte del Trabajador que esté a cargo de un equipo, y cuyo abandono o paralización signifique retraso en el cumplimiento del trabajo.

Las faltas a las se refiere este artículo deberán ser legalmente comprobadas y en estos casos, la terminación del contrato de trabajo, se realizará consiguiendo el Visto Bueno ante el Inspector Provincial de Trabajo.

CAPITULO XI

DISPOSICIONES FINALES

ARTÍCULO 40.- *Notificación directa:* Un Trabajador puede considerarse despedido, cuando ha sido notificado directamente y por escrito por el Gerente General.

ARTÍCULO 41.-La Empresa no reconocerá ninguna comunicación, solicitud de permiso, etc. que no lleve la firma del Gerente General o de las personas autorizadas para otorgar este tipo de documentos.

ARTÍCULO 42.- Todo Trabajador tiene derecho a ser escuchado(sus quejas y reclamos). Si no está de acuerdo con la solución otorgada por su jefe inmediato, solicitará la opinión dirimente del Gerente General, quien estudiará el caso.

ARTÍCULO 43.- La empresa tiene el derecho de aumentar, cambiar o suprimir alguna o varias de las cláusulas del presente Reglamento Interno de Trabajo y hacer aprobar los cambios a la Gerencia General, y a la Dirección Regional del Trabajo.

ARTÍCULO 44.- *Vigencia:* El presente Reglamento Interno entrará en vigencia a partir de la fecha de su aprobación por parte de la Dirección Regional del Trabajo.

Los Trabajadores de INDEXPUBS S.A., quedan sujetos a cumplir con las disposiciones del presente Reglamento desde el momento que empiezan a trabajar en la Empresa, el mismo que, una vez aprobado, será fijado permanentemente en lugares visibles de la Empresa, para el conocimiento de todos; y se entregará una copia del mismo a cadaTrabajador.

Verónica Rocío Bravo Cartagenova
Representante Legal
INDEXPUBS S.A.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Chris Concannon	President	02/10/15		February 2016
Chris Concannon	Chief Executive Officer	03/31/15		February 2016
Chris Isaacson	Executive Vice President, Global Chief Information Officer	02/10/14		February, 2016
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/10/15		February, 2016

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15	February, 2016
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15	February, 2016
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	February, 2016
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15	February, 2016
Tony Barchetto	Executive Vice President, Business Development	02/10/15	February, 2016
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/10/15	February, 2016
Eric Crampton	Senior Vice President Global Head of Software Engineering	02/10/15	February, 2016
Laura Morrison	Senior Vice President, Global Head of Exchange Products	05/12/15	February, 2016
Anders Franzon	Senior Vice President, Associate General Counsel	/11/02/15	February, 2016
Troy Yeazel	Senior Vice President, Operations	11/02/15	February, 2016
Jeff Connell	Senior Vice President, Market Oversight	11/02/15	February, 2016
Derick Shupe	Vice President, Controller	02/10/15	February, 2016
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15	February, 2016
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	February, 2016

Rodney Burt	Vice President, Infrastructure	02/10/15		February, 2016
Kevin Carrai	Vice President, Connectivity, Data & Member Services	02/10/15		February, 2016
Stacie Fleming	Vice President, Communications	02/10/15		February, 2016
Kapil Rathi	Vice President, Options Business Development	05/12/15		February, 2016
Thad Prososki	Vice President, Human Resources	05/12/15		February, 2016
Brett Johnson	Vice President, Software Engineering	09/09/15		February, 2016

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
William O'Brien	Chief Executive Officer	03/2010	02/11/14
Bryan Harkins	Chief Operating Officer	01/2011	02/11/14
Thomas McManus	Chief Regulatory Officer	07/2011	02/11/14
Saro Jahani	Chief Information Officer	04/2011	02/11/14
Glen Badach	Chief Financial Officer	03/2010	02/11/14
Jeffrey Rosenstrock	General Counsel	10/2011	02/11/14
	Secretary	01/2013	02/11/14
Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/23/14
William O'Brien	President	1/31/14	7/21/14
Joe Ratterman	President	07/21/14	02/10/15

Joe Ratterman	Chief Executive Officer	02/10/15	03/31/15
Phillip Ratterman	Vice President, Core Software Engineer	2/10/14	2/10/15
Jeromee Johnson	Vice President, Options Market Development	02/10/15	6/30/15
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/10/15	10/30/15

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Directors				
Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Chris Concannon	Chairman/Industry	03/31/15		N/A
Christopher Isaacson	Industry	10/26/15		Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14		Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14		Class III (Fall 2017)
David Roscoe	Non-Industry/Independent	01/31/14		Class II

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

				(Fall 2016)
Sandy Kemper	Non-Industry/Independent	10/26/15		Class I (Fall 2015)
Scott Wagner	Non-Industry/Independent	01/31/14		Class II (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	10/26/15		Class I (Fall 2015)
Adam Nunes	Member Representative Director/Industry	10/17/14		Class III (Fall 2017)
Matt Billings	Member Representative Director/Industry	02/13/15		Class II (Fall 2016)
Joseph Mecane	Member Representative Director/Industry	10/27/15		Class I (Fall 2015)

Former Directors

Name:	Title:	Appointment Date:	Termination Date:	Class:
William O'Brien	Chief Executive Officer	05/2010	01/31/14	N/A
Michael Culek	Owner Director	04/2013	01/31/14	Class II
Michael Simon	Owner Director	05/2011	01/31/14	Class I
Greg Tusar	Owner Director	05/2010	03/2013	Class III
Noel Dalzell	Owner Director	11/2012	03/2013	Class II
Leonard Amoruso	Owner Director	05/2011	07/2013	Class I
Michael Corrao	Owner Director	07/2013	01/2014	Class I
James Angel	Independent Director	05/2011	01/31/14	Class I
Larry Bergmann	Independent Director	05/2013	01/31/14	Class III
Susan Certoma	Independent Director	05/2013	01/31/14	Class I

William Dailey	Independent Director	05/2011	01/31/14	Class I
Patrick Healy	Independent Director	05/2012	01/31/14	Class II
Sam Scott Miller	Independent Director	05/2012	01/31/14	Class II
Mark Minister	Independent Director	05/2013	01/31/14	Class III
George Munoz	Independent Director	05/2013	01/31/14	Class III
Steven Rubinow	Independent Director	10/2013	01/31/14	Class II
Richard Schenkman	Independent Director	05/2013	01/31/14	Class III
Scott Ganeles	Independent Director	05/2012	07/2013	Class II
James Boyle	Member Director	10/2011	01/31/14	Class I
Joseph Droessler	Member Director	05/2012	01/31/14	Class II
Richard Gorelick	Member Director	05/2012	01/31/14	Class II
Paul Jiganti	Member Director	08/2013	01/31/14	Class III
Suhas Daftur	Member Director	05/2010	05/2013	Class III
Chris Concannon	Member Representative/Industry	03/12/12	11/04/14	
Joe Ratterman	Chairman/Industry	10/20/08	03/31/15	N/A
Harry Temkin	Non-Industry/Independent	10/17/14	07/20/15	Class III (Fall 2017)
James Selway	Member Representative/Industry	10/26/15	10/26/15	Class I (Fall 2015)

3. <u>Committees</u>

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board.

The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Peter Wallison (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Matt Billings	Member Representative Director/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Peter Wallison	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Brett Redfearn (Chairman)	Industry
Scott Wagner	Non-Industry/Independent
Joseph Mecane	Member Representative Director/Industry

Executive Committee

Name	Classification(s)
Chris Concannon	Industry
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent
Adam Nunes	Member Representative/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry